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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

HERBST GAMING, LLC
(Exact name of registrant as specified in its charter)

Nevada	02-0815199
(State of incorporation)	(I.R.S. Employer Identification Number)
3440 West Russell Road, Las Vegas, NV	89118
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number: (702) 889-7695

Copies of correspondence to:
David Ross Herbst Gaming, LLC 3440 West Russell Road Las Vegas, Nevada 89118	Deborah Ruosch Milbank, Tweed, Hadley & McCloy LLP 601 S. Figueroa St Ste 3000 Los Angeles, CA 90017

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Units
(Title of Class)

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

i

EXPLANATORY NOTE

        This registration statement on Form 10 ("Registration Statement") is being filed by Herbst Gaming, LLC (the "Company," "we," "us," or "our") in order to register membership interests of the Company ("Common Units") voluntarily pursuant to Section 12(g) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is not required to file this Registration Statement pursuant to the Securities Act of 1933, as amended (the "Securities Act").

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This Registration Statement contains forward-looking statements. Such statements contain words such as "believes," "estimates," "expects," "intends," "may," "will," "should" or "anticipates" or the negative or other variation of these or similar words, or by discussions of strategy or risks and uncertainties. Forward-looking statements in this report include, among other things, statements concerning: projections of future results of operations or financial condition; expectations regarding route operations and casino properties; expectations of the continued availability of capital resources; and expectations regarding the restructuring efforts of Herbst Gaming, Inc. ("HGI"), and its subsidiaries. HGI and its subsidiaries are referred to collectively in this Registration Statement as the "Predecessors." Any forward-looking statement necessarily is based upon a number of estimates and assumptions that, while considered reasonable by us, is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our or Predecessors' control, and are subject to change. Actual results of operations may vary materially from any forward-looking statement made herein. Forward-looking statements should not be regarded as a representation by us, Predecessors or any other person that the forward-looking statements will be achieved. Undue reliance should not be placed on any forward-looking statements. Some of the contingencies and uncertainties to which any forward-looking statement contained herein is subject include, but are not limited to, the following:

  •
  Although the Plan (as defined herein) has been confirmed, it will not be fully implemented until the Substantial Consummation Date (as defined herein). The timing of substantial consummation of the Plan is uncertain. The continuing bankruptcy proceedings and consummation of the Plan may adversely affect Predecessors', and consequently our, business, including their and our relationships with customers and suppliers.

  •
  The recession, and in particular the economic downturn in Nevada and California (two of Predecessors' primary markets), has adversely affected Predecessors' business. We expect that Predecessors', and consequently our, business will continue to be adversely affected by the economic downturn.

  •
  We will have substantial debt outstanding following the Substantial Consummation Date. Our debt service requirements may adversely affect our operations and ability to compete.

  •
  We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors that are beyond our control.

  •
  The success of our route operations will be dependent on our ability to renew route contracts.

  •
  We may experience a loss of market share due to intense competition.

  •
  We face extensive regulation from gaming and other government authorities.

  •
  Changes to applicable gaming and tax laws could have a material adverse effect on our financial condition.

  •
  For additional contingencies and uncertainties, see "Item 1A. Risk Factors."

ITEM 1.    BUSINESS.

Introduction

        We are a Nevada limited liability company that was formed to acquire substantially all of the assets of Predecessors pursuant to their plan of reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code"). Predecessors' bankruptcies are being jointly administered under the lead case In re: Zante, Inc., Case No. BK-N-09-50746-GWZ in the United States Bankruptcy Court for the District of Nevada, Northern Division (the "Bankruptcy Court").

        To date, we have conducted no business and have no material assets or liabilities. We expect the reorganization of Predecessors to be completed sometime during the fourth quarter of 2010, at which time, we will acquire all of Predecessors' assets in consideration for the issuance of our membership interests and senior secured loans. See "Item 1. Business—Chapter 11 Reorganization" for a further description of the reorganization of Predecessors.

        The Company is a limited liability company that was formed in Nevada on March 29, 2010 and has its principal executive offices at 3440 West Russell Road, Las Vegas, Nevada 89118; its telephone number is (702) 889-7695.

Available Information

        Following the effectiveness of this Registration Statement, we will be required to file annual, quarterly and other current reports and information with the Securities and Exchange Commission ("SEC"). You may read and copy any materials filed by the Company with the SEC at its Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public from commercial document retrieval services and at the world wide web site maintained by the SEC at http://www.sec.gov.

        Predecessors' Internet address is www.herbstgaming.com and we expect to maintain the website after the Substantial Consummation Date.

Chapter 11 Reorganization

        As a result of the virtual disappearance of the credit market for the gaming industry, Predecessors' significant leverage, sharply declining gaming and hotel revenues based on a severe nationwide recession, high unemployment, reduced consumer spending, significant declines in slot operations revenues related to such reduced spending and the enactment of the Nevada Clean Indoor Air Act (Ballot Question 5), codified at Nevada Revised Statutes § 202.2483, which prohibited smoking in indoor places of employment, including but not limited to bars and taverns that serve food, grocery stores, malls and other retail establishments, on March 22, 2009 (the "Petition Date") each of Predecessors, in order to preserve their assets and the value of their estates, filed voluntary petitions for relief (the "Chapter 11 Cases") under Chapter 11 of the Bankruptcy Code, in the Bankruptcy Court under case numbers 09-50746-GWZ through 09-50763-GWZ.

        On July 22, 2009, Predecessors filed with the Bankruptcy Court an amended joint plan of reorganization. On January 22, 2010, the Bankruptcy Court issued an Amended Order Confirming Debtors' First Amended Joint Plan of Reorganization (the "Order"), confirming the amended joint plan of reorganization, as modified by the Findings of Fact and Conclusions of Law in Support of Order Confirming Debtors' First Amended Joint Plan of Reorganization (the "Findings of Fact") entered contemporaneously with the Order (the amended joint plan of reorganization as modified by the Findings of Fact, the "Plan"). The Plan became effective on February 5, 2010 (the "Effective Date"), but will not be fully implemented until the Substantial Consummation Date (as defined below).

        Upon the Substantial Consummation Date, (i) we will acquire substantially all of the assets of Predecessors in consideration for $350.0 million in aggregate principal amount of senior secured loans (the "Senior Secured Loans") and the issuance to HGI of all of our membership interests (the "Common Units"), (ii) the Senior Secured Loans and Common Units will be distributed by HGI to its lenders ("Lenders") under its $860.0 million senior credit facility (the "HGI Credit Facility") on a pro rata basis in accordance with the Plan, (iii) the HGI Credit Facility and all outstanding obligations under Predecessors' $160.0 million of aggregate principal amount of 8.125% senior subordinated notes (the "8.125% Notes") and $170.0 million of aggregate principal amount of 7% senior subordinated notes (the "7% Notes", together with the 8.125% Notes, the "Subordinated Notes") will be terminated and (iv) 100% of the existing equity in HGI will be cancelled (clauses (i) through (iv) referred to herein as the "Restructuring Transactions"). The Plan generally will be fully implemented on the third business day following the satisfaction or waiver of all conditions to substantial consummation of the Plan (the "Substantial Consummation Date"), which are described below.

        The Plan will not be fully implemented until the Substantial Consummation Date. The Substantial Consummation Date will not occur until, among other things, the consummation of the Restructuring Transactions and the Company and the individuals proposed as officers, directors and key employees of the Company have received all requisite governmental and regulatory approvals. The applications of the Company, as well as certain equity holders of the Company and their principals, have been filed with the gaming authorities in Nevada, Missouri and Iowa. In addition, the individuals proposed as officers, directors and key employees of the Company that are required to be licensed have submitted applications for such licenses. The licensing process is expected to be completed in the fourth quarter of 2010.

        The Substantial Consummation Date is also subject to the satisfaction or waiver of the following conditions: (i) none of Predecessors or the Lenders shall be in material breach of the Plan; (ii) the Bankruptcy Court shall have authorized the assumption and rejection of certain contracts of Predecessors and (iii) all documents necessary to implement the transactions contemplated by the Plan shall be in form and substance reasonably acceptable to the Company and the Requisite Lenders (as defined below). The Company currently expects that the Substantial Consummation Date will occur in the fourth quarter of 2010, although the Company cannot assure you that the required regulatory approvals will be obtained or that all conditions to the Substantial Consummation Date will be satisfied by that date, or at all, or that Predecessors will be successful in implementing the Restructuring Transactions in the form contemplated by the Plan or at all. The Plan provides that the Substantial Consummation Date must occur no later than February 5, 2011, the first anniversary of the Effective Date, unless extended by mutual agreement of Predecessors and the Requisite Lenders (as defined below). The Lenders that are party to the Amended and Restated Lockup Agreement dated June 29, 2009 (the "Lockup Agreement") with Predecessors holding at least two-thirds in amount of the HGI Credit Facility claims held by all of the Lenders that are party to the Lockup Agreement are referred to collectively in this Registration Statement as the "Requisite Lenders." In the event that the Substantial Consummation Date does not occur by February 5, 2011, or such later date as may be agreed to by Predecessors and the Requisite Lenders, the confirmation of the Plan would be vacated and all claims (except for allowed priority claims, certain allowed secured claims unrelated to the Lenders or the Subordinated Notes, and allowed general unsecured claims) would be restored as though the Effective Date had never occurred.

        The Plan provides that, from the Effective Date through the Substantial Consummation Date, Predecessors will continue to be managed by its current officers and directors.

Narrative Description of Business

        Predecessors' business focuses on attracting and fostering repeat business from local gaming patrons in both Predecessors' route and casino operations. Local patrons are typically sophisticated gaming customers who seek convenient locations, high payouts and a pleasant atmosphere.

Route Operations

        Predecessors' route operations involve the exclusive installation and operation of slot machines in chain store and street account locations. At June 30, 2010, Predecessors operated approximately 6,100 slot machines throughout the state of Nevada. Predecessors do not have any route operations outside of the State of Nevada. Predecessors define chain stores as grocery stores, drug stores, merchandise stores and convenience stores, each with more than five locations. Predecessors' chain store contracts are primarily with large, national retailers such as Albertsons, Vons, Safeway, CVS and Smith's, as well as Terrible Herbst gas stations and convenience stores. Predecessors define street accounts as local bars, restaurants and non-chain convenience stores. Nevada law limits slot route operations to certain types of non-casino locations including bars, taverns, convenience stores, grocery stores and drug stores. Most locations are limited to offering no more than 15 slot machines.

        Predecessors generally enter into two types of route contracts: space lease arrangements and revenue-sharing arrangements. Under space lease arrangements, which Predecessors principally enter into with chain stores, Predecessors pay a fixed monthly fee for floor space in each location in which Predecessors place slot machines. Under revenue-sharing arrangements, which Predecessors typically enter into with street accounts, Predecessors pay the location owner a percentage of the revenues generated by Predecessors' slot machines located at that particular street account. In order to enter into a revenue-sharing arrangement, the location's business owner must hold a gaming license. Both space lease and revenue-sharing arrangements typically involve long-term contracts that provide Predecessors with the exclusive right to install Predecessors' slot machines at particular locations. In the case of chain stores, Predecessors' contracts typically give Predecessors the exclusive right to install slot machines at stores opened in the future. Pursuant to the Plan, these contracts are expected to be assigned to the Company on the Substantial Consummation Date.

Casino Operations

        Predecessors' casino operations consist of 12 casinos in Northern and Southern Nevada and three casinos in Missouri and Iowa (collectively, the "Acquired Casinos"). All of the Acquired Casinos have an emphasis on slot play and focus on local customers with some also focusing on transient customers. The following table summarizes Predecessors' casino assets as of June 30, 2010:

		Number of
Property	Location	Slot Machines	Table Games	Hotel Rooms	Additional
Herbst Gaming Casino Properties (as of June 30, 2010)
Southern Nevada
Terrible's Las Vegas	Las Vegas, NV	944	9	329	Race and sports book 196 seat bingo facility
Terrible's Town Pahrump	Pahrump, NV	344	6	—	Race and sports book; 120 seat bingo facility
Terrible's Lakeside Nevada	Pahrump, NV	194	—	159 RV spaces	Race and sports book; 192-seat bingo facility; 7 acre lake
Terrible's Town Henderson	Henderson, NV	95	—	—	16-lane bowling alley
Terrible's Searchlight	Searchlight, NV	75	—	—	—
Buffalo Bill's	Primm, NV	990	34	1,242	31,280 sq. ft. conference space, including the 6,800 seat "Star of the Desert" arena; rollercoaster
Whiskey Pete's	Primm, NV	746	13	779	8,000 sq. ft. convention space, including a 700 seat showroom
Primm Valley	Primm, NV	944	34	625	21,000 sq.ft conference space
Northern Nevada
Rail City	Sparks, NV	883	5	—	Sports book/Keno
Sands	Reno, NV	525	15	833	Sports book; 12,000 sq. ft. conference space/bingo
Gold Ranch	Verdi, NV	225	—	105 RV spaces	Sports book; California lottery station
Dayton Casino	Dayton, NV	241	—	—	Sports book
Midwest
Lakeside Iowa Casino	Osceola, IA	999	17	60 Hotel Rooms and 47 RV spaces	10,000 sq. ft. conference space; convenience store and gas station; 121 acres (88 acres un-developed; 15 acre lake)
Mark Twain Casino	LaGrange, MO	656	14	—	—
St. Jo Casino	St. Joseph, MO	550	11	—	2,400 sq. ft. conference space; 40 acres (32 acres undeveloped)
Total		8,411	153	3,869 rooms	329 RV spaces

Southern Nevada Casinos

  Terrible's Las Vegas

        Terrible's Hotel & Casino ("Terrible's Las Vegas") offers 944 slot machines, nine table games, sports book operated by an independent party, a buffet and a 24-hour café. There are currently 329 rooms with standard amenities. Terrible's Las Vegas is conveniently located approximately one mile east of the Las Vegas Strip (sometimes referred to in this Registration Statement as, the "Strip"), which Predecessors believe appeals to locals who wish to avoid the congestion of the Strip. Terrible's Las Vegas's favorable location has made it popular with Strip casino employees. Although Terrible's Las Vegas is not a tourist destination, it receives a certain amount of tourist traffic through its casino due to its location near the airport, the Strip and the Las Vegas Convention Center.

  Terrible's Searchlight

        Terrible's Searchlight Casino ("Terrible's Searchlight") is located in Searchlight, Nevada and offers 75 slot machines, a full-service truck stop and 24-hour café.

  Terrible's Town Pahrump

        Terrible's Town Casino ("Terrible's Town Pahrump") in Pahrump, Nevada, which is approximately 60 miles from Las Vegas, offers approximately 344 slot machines, six table games, a race and sports book, a 120-seat bingo facility and a restaurant with buffet.

  Terrible's Lakeside Nevada

        Terrible's Lakeside Casino & RV Park ("Terrible's Lakeside Nevada") is located in Pahrump, Nevada and offers 194 slot machines, a race and sports book, a 192 seat bingo facility, 159 RV spaces and a restaurant with buffet.

  Terrible's Town Henderson

        Terrible's Town Casino & Bowl ("Terrible's Town Henderson," together with Terrible's Las Vegas, Terrible's Searchlight, Terrible's Town Pahrump and Terrible's Lakeside Nevada, the "Southern Nevada Casinos") is located in Henderson, Nevada and offers approximately 95 slot machines, a 16-lane bowling alley and 24-hour café.

Primm Casinos

        Predecessors own the business and lease the real property on which Buffalo Bill's Hotel and Casino ("Buffalo Bill's"), Whiskey Pete's Hotel and Casino ("Whiskey Pete's") and Primm Valley Resort and Casino ("Primm Valley", together with Buffalo Bill's and Whiskey Pete's, the "Primm Casinos," the acquisition of which by Predecessors in 2007 is referred to herein as the "Primm Casinos Acquisition") are located in Primm, Nevada. The Primm Casinos are subject to a real property lease that has an initial fifty-year term, which expires in 2043, with one twenty-five-year extension option ending in 2068. Pursuant to the Plan, the lease is expected to be assigned to the Company on the Substantial Consummation Date. Also, the Primm Casinos collectively own and manage three gas station/convenience stores, a Starbucks Coffee outlet and one California Lottery lotto store. The Primm Casinos also manage a 36-hole golf course designed by Tom Fazio with a full-service restaurant.

  Buffalo Bill's

        Buffalo Bill's offers 990 slot machines, 34 table games, a poker room and a sports book operated by an independent third party. In addition to a 1,242 room hotel, Buffalo Bill's has a full service restaurant and buffet as well as a "Tony Roma's" restaurant. The western themed property also has extensive entertainment amenities including the 6,800 seat "Star of the Desert" arena that hosts big name entertainers throughout the year. Buffalo Bill's has a world class roller coaster as well as water park log rides, a movie theater and a midway style arcade.

  Whiskey Pete's

        Whiskey Pete's offers 746 slot machines and 13 table games, a sports book operated by an independent third party and two full service bars. Additionally, Whiskey Pete's has a 779 room hotel, a full service coffee shop, a weekend buffet, a McDonald's restaurant, an 8,000 square feet special events and concert venue with 700 seats and a swimming pool.

  Primm Valley

        Primm Valley offers 944 slot machines, 34 table games and a sports book operated by an independent third party. Additionally Primm Valley has a 625 room hotel and 21,000 square feet of convention space. Primm Valley has a full service coffee shop and buffet as well as the GP Steakhouse. The resort has a swimming pool, and a brand new full service spa. Primm Valley is connected to the "Fashion Outlets of Las Vegas," a retail complex owned by a third party that houses over 100 designer outlet stores, including a Neiman Marcus "Last Call," a Williams-Sonoma Outlet store, and Coach, Tommy Bahama, Banana Republic and Versace factory outlet stores.

Sands Regency Casinos

  Rail City

        Terrible's Rail City Casino ("Rail City") in Sparks, Nevada has approximately 30,000 square feet of gaming space housing 883 slot machines, five table games, keno, a sports book operated by an independent third party, a 24-hour family-style restaurant and an ale house and brew pub. Rail City's customer base comes primarily from Northern Nevada and a majority of its customers reside in close proximity to the casino.

  Sands

        Sands Regency Casino Hotel ("Sands") in Downtown Reno, Nevada has approximately 29,000 square feet of gaming space, including 525 slot machines and 15 table games, as well as bingo, live poker and a sports book operated by an independent party. Additionally, the Sands resort complex has 833 hotel rooms, including 29 suites, a health spa, and a large outdoor swimming pool. Dining options at the Sands include Cabana Café, a coffee house/deli-style restaurant, The Buffet at the Sands, and Fuzio's, an Italian restaurant. The property also has a Mel's, the Original, diner style restaurant, and an Arby's restaurant, both of which are operated by third parties. The facility also includes an entertainment cabaret, three cocktail lounges, a comedy club operated by a third party and approximately 12,000 square feet of convention and meeting space. A substantial portion of the Sands' business, particularly its hotel customer base, is arranged through travel groups, both air and motor coach wholesalers, which offer economy rates, and are primarily from western Canada, the Pacific Northwest and Northern California.

  Gold Ranch

        Terrible's Gold Ranch Casino and RV Resort ("Gold Ranch") in Verdi, Nevada offers approximately 225 slot machines in an 8,370 square-foot casino, a sports book operated by a third party, a family-style restaurant, a Jack-in-the-Box restaurant leased to and operated by a third party, a bar, a 105-space RV park, a California lottery station, a gas station and a convenience store. Gold Ranch's guests include both tourists and local residents, with local residents generating over half of the property's casino patronage. Gold Ranch attempts to attract as much traffic as possible off Interstate 80, the major Nevada/California thoroughfare. Predecessors lease the real property on which Gold Ranch is located. The real property lease has a twenty-year term with four five-year extension options ending in 2042. Predecessors possess the option to purchase the real property on which the Gold Ranch business assets are located. Pursuant to the Plan, the lease and the option to purchase the underlying real property are expected to be assigned to the Company on the Substantial Consummation Date.

  Dayton Casino

        Terrible's Dayton Depot Casino ("Dayton Casino", together with Rail City, Sands and Gold Ranch, the "Sands Regency Casinos", the acquisition of which by Predecessors in 2007 is referred to herein as the "Sands Regency Acquisition") is located in Dayton, Nevada. Predecessors own the building that houses the Dayton Casino and the 4.5 acres of real property on which the Dayton Casino is located, as well as a building and 0.5 acres of real property directly across the street which housed a small tavern that is not currently operating. Dayton Casino has approximately 16,000 square feet of casino space, a family-style restaurant, 241 slot machines and a sports book operated by a third party.

Midwest Casinos

  Lakeside Iowa Casino

        Terrible's Lakeside Casino Resort ("Lakeside Iowa Casino"), a riverboat casino located on West Lake in Osceola, Iowa, offers 999 slot machines and 17 table games. Lakeside Iowa Casino offers a 60 room, all-suite hotel, conference and meeting facilities that can seat up to 900 people and that are used for meetings, banquets and concerts, a fitness center, an outdoor pool and a gift shop. In addition, Lakeside Iowa Casino offers a 280-seat restaurant/buffet and lounge located in the main lobby, two bars located in the casino, a convenience store and gas station that are located adjacent to the casino and 47 RV spaces with utility hookups. Lakeside Iowa Casino owns 121 acres of land, 88 acres of which are undeveloped.

  Mark Twain Casino

        Terrible's Mark Twain Casino ("Mark Twain Casino"), located in a man-made basin adjacent to the Mississippi River in LaGrange, Missouri, offers 656 slot machines and 14 table games. Mark Twain Casino offers a 157-seat restaurant/bar and an additional bar in the casino. The casino has a locally popular theme based on Mark Twain, who grew up in and wrote about nearby Hannibal, Missouri.

  St. Jo Casino

        Terrible's St. Jo Frontier Casino ("St. Jo Casino", together with Mark Twain Casino, the "Missouri Casinos," and together with the Lakeside Iowa Casino, the "Midwest Casinos," the acquisition of which by Predecessors in 2004 is referred to herein as the "Grace Acquisition"), located in a man-made basin adjacent to the Missouri River in St. Joseph, Missouri, offers 550 slot machines and 11 table games. St. Jo Casino offers a bar, a buffet and over 2,400 total square feet of conference and meeting space. The casino and its amenities have a locally popular Pony Express western theme that plays off St. Joseph's heritage as the founding location and headquarters of the Pony Express. St. Jo Casino owns 40 acres of land, 32 acres of which are undeveloped.

Financial Information

        The primary source of Predecessors' revenue and income is from their route and casino operations, although they view the hotel rooms, restaurants, bars and services on the premises to be important adjuncts to their casino operations. The following table sets forth the contribution to total net revenues on a dollar and percentage basis of Predecessors' major activities for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010.

	Years Ended December 31,						Six Months Ended June 30,
	2007(1)		2008(1)		2009		2010
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(in thousands, except percentages)
Revenues:
Route operations(2)	$276,946	35.3%	$243,635	31.6%	$200,637	30.0%	$94,815	29.3%
Casino operations(2)
Nevada	331,517	42.2	337,006	43.7	312,149	46.7	145,043	44.7
Other states	141,731	18.0	137,188	17.8	139,280	20.8	69,915	21.6
Other	98,987	12.6	116,609	15.2	86,285	12.9	45,956	14.2

Total revenues	$849,181		834,438		738,351		355,729
Less promotional allowances(2)	(64,241)	(8.2)	(63,349)	(8.2)	(69,788)	(10.4)	(31,845)	(9.8)

Total net revenues	$784,940	100.0%	$771,089	100.0%	$668,563	100.0%	$323,884	100.0%

(1)
Calendar year 2007 reflects a partial year of, operations of the Sands, which were acquired in January 2007, and the Primm Casinos, which were acquired in April 2007. As a result, the results of operations for calendar year 2007 may not be comparable to the results of operations in 2008 and 2009.

(2)
Route and casino revenues are the net difference between gaming wins and losses. Promotional allowances consist primarily of food and beverages furnished gratuitously to customers. The retail value of such services is included in the respective revenue classifications and is then deducted as promotional allowances. See "Note 2. Description of Business and Summary of Significant Accounting Policies" to the accompanying Notes to consolidated financial statements in "Item 15. Financial Statements and Exhibits".

        See "Item 15. Financial Statements and Exhibits" for additional financial information about us.

Competition

Nevada Market

        Predecessors' slot route operations are subject to substantial direct competition for their revenue-sharing and fixed space lease locations from one large route operator and numerous small operators, located principally in Las Vegas, Nevada. The principal method of competition for slot route operators includes the economic terms of the revenue-sharing or space lease arrangement, the services provided and the reputation of the route operator. Price competition for revenue-sharing or space lease arrangements is intense. Predecessors are one of the largest route operators with approximately 6,100 slot machines situated in locations outside of their casinos as of June 30, 2010.

        Terrible's Las Vegas competes for local gaming customers with other locals-oriented casino-hotels in Las Vegas and primarily with the two other local casinos located within a one mile radius. These properties compete on the basis of the desirability of location, payout rates, personalized approach, casino promotions, comfort and value of restaurants and hotel rooms and the variety and value of entertainment. The construction of new casinos or the expansion of existing casinos near the Acquired Casinos could have a negative impact on our casino operations.

        Predecessors' casino operations in Pahrump, Henderson, and Searchlight, Nevada face competition from other casinos located in the vicinity of these properties.

        Competition among casinos in the markets in which the Sands Regency Casinos are located, particularly the Reno/Sparks market, is intense. The expansion and maturation of Native American gaming in Northern California, the Pacific Northwest, and British Columbia has had an adverse impact on total gaming revenues of the greater Reno area. Native American casinos in Northern California offer most of the amenities that casinos in Reno offer, including big name entertainment and hotel rooms. In addition, Thunder Valley, on the Interstate-80 corridor in California, has grown to be one of the country's busiest and most profitable casinos and is currently expanding its hotel and casino. More Native American casinos and expansions to other existing casinos are planned in Northern California and many are partnering with existing gaming companies that have financial resources to promote their facilities. Many of the direct competitors of the Acquired Casinos in the Reno market have greater financial and other resources than we expect to have.

        The Primm Casinos face competition from Native American gaming in Southern California, other casinos outside of Las Vegas, such as casinos located in Laughlin and Mesquite, Nevada, as well as value-oriented casinos located in the Las Vegas market.

Midwest Market

        Each of Lakeside Iowa Casino, Mark Twain Casino and St. Jo Casino competes for local gaming customers with other casinos in their respective markets.

        Lakeside Iowa Casino is located in Osceola, Iowa along Interstate 35, approximately 40 miles southwest of Des Moines, Iowa. The primary competitors of Lakeside Iowa Casino are the Prairie Meadows racino, the Riverside Casino and Golf Resort and the Meskwaki Bingo Casino Hotel. The Prairie Meadows racino is located approximately 60 miles from Lakeside Iowa Casino and approximately 8 miles northeast of Des Moines. Riverside Casino and Golf Resort is located in Riverside, Iowa, approximately 175 miles from Osceola. The Meskwaki Bingo Casino Hotel is located in Tama, Iowa and is approximately 110 miles from Lakeside Iowa Casino.

        Mark Twain Casino is located in La Grange, Missouri and is the only casino in northeast Missouri, approximately 15 miles from Quincy, Illinois and approximately 25 miles from Hannibal, Missouri. The closest casino to Mark Twain Casino is the Catfish Bend Casino, located in Burlington, Iowa, which is approximately 75 miles from LaGrange.

        St. Jo Casino is located in St. Joseph, Missouri, approximately 50 miles north of Kansas City, Missouri. St. Jo Casino primarily targets residents of St. Joseph, Missouri and is the only casino in St. Joseph. St. Jo Casino competes indirectly with four riverboats in Kansas City, Missouri and to a lesser extent with several Native American casinos, the closest of which is approximately 45 miles from St. Joseph.

        Certain states have recently legalized, and other states are considering legalizing, casino gaming in certain areas. In addition, states such as Illinois and Kansas may approve additional gaming licenses and expand permitted gaming. Recently, Iowa approved a gaming license for a casino in Lyon County. There can be no assurance that Iowa will not continue to approve additional gaming licenses. Any approval of additional licenses in locations proximate to Lakeside Iowa Casino, Mark Twain Casino or St. Jo Casino is expected to adversely affect our results of operations and financial condition.

Seasonality

        We do not believe that our business as a whole will be seasonal to any significant degree. However, the Acquired Casinos in the Midwest and in Northern Nevada do experience some business interruption during the winter months. For example, in December 2009 as well as in the first three months of 2010, Predecessors' Midwest Casinos experienced a decline in revenue related to severe weather conditions.

Environmental Laws

        Compliance with federal, state and local laws enacted for the protection of the environment to date had no material effect upon Predecessors' capital expenditures, earnings or competitive position and we do not anticipate any material adverse effects in the future based on the nature of our operations.

Employees

        Currently, we do not have any employees. As of June 30, 2010 Predecessor had 5,423 employees.

Regulation and Licensing

        The Plan will not be fully implemented until the Substantial Consummation Date. The Substantial Consummation Date will not occur until the individuals proposed as officers, directors and key employees of the Company have received all requisite governmental and regulatory approvals. The Company expects that all required regulatory approvals will be obtained in the fourth quarter of 2010.

Nevada

        The ownership and operation of casino gaming facilities and slot routes in Nevada are subject to the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the "Nevada Act"), and various local regulations. Our proposed gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board, the Clark County Liquor and Gaming Licensing Board, and the Cities of Las Vegas, Reno, Henderson and other local regulatory authorities (collectively, the "Nevada Gaming Authorities"). The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things:

  •
  the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

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  the establishment and maintenance of responsible accounting practices and procedures;

  •
  the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;

  •
  the prevention of cheating and fraudulent practices; and

  •
  providing a source of state and local revenues through taxation and licensing fees.

Changes in these laws, regulations and procedures could have an adverse effect on our proposed gaming operations.

        Entities that operate casinos or slot routes in Nevada are required to be licensed by the Nevada Gaming Authorities. A gaming license for such activities requires the periodic payment of fees and taxes and is not transferable. We have applied with the Nevada State Gaming Control Board to be registered by the Nevada Gaming Commission as a publicly traded corporation, i.e. a "registered company." If we are successful in becoming registered, we will be required periodically to submit detailed financial and operating reports to the Nevada Gaming Commission and furnish any other information that the Nevada Gaming Commission may require. We have applied with the Nevada State Gaming Control Board to be found suitable by the Nevada Gaming Commission to own the membership interests of the various licensed corporations, which are to be converted to limited liability companies pursuant to the Plan, that own and operate casinos or slot machine operating routes licensed by the Nevada Gaming Commission (all of which are collectively referred to as the "Gaming Subsidiaries"). No person may become a member of, or receive any percentage of the profits from, any of the Gaming Subsidiaries without first obtaining licenses and approvals from the Nevada Gaming Authorities. We will also make all necessary applications and/or notifications with all applicable local regulatory authorities to ensure compliance with the local gaming ordinances and regulations that govern the Gaming Subsidiaries. As a consequence, we have filed the appropriate applications with the Nevada Gaming Authorities for the various registrations, approvals, permits and licenses required in order to engage in the various gaming businesses that each Gaming Subsidiary respectively operates in Nevada. While we believe that we will obtain all necessary approvals, permits, registrations and licenses, there can be no assurance they will be obtained, given the complexity of the licensing procedures under the Nevada Act and the broad authority of the Nevada Gaming Authorities.

        The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, us in order to determine whether such individual is suitable or should be licensed as a business associate of an entity that has applied for a gaming license. Similarly, the Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, any of our Gaming Subsidiaries in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of the Company or any of the Gaming Subsidiaries must file applications with the Nevada Gaming Authorities and are required to be licensed by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause that they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove any change in corporate position.

        If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. In addition, the Nevada Gaming Commission may require us to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or decisions pertaining to licensing are not subject to judicial review in Nevada.

        The Company and the Gaming Subsidiaries are required to submit detailed financial and operating reports to the Nevada Gaming Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by the Company and its Gaming Subsidiaries must be reported, to and/or approved by, the Nevada Gaming Commission.

        If it were determined that we violated the Nevada gaming laws, our application for a gaming license with the Nevada Gaming Commission could be suspended, denied, or only approved subject to certain conditions. If such a determination is made after we are granted a gaming license, the license could be limited, conditioned, suspended, revoked or subject to compliance with certain statutory and regulatory procedures. Similarly, if it were determined that any of our Gaming Subsidiaries violated the Nevada gaming laws, their gaming licenses and registrations with the Nevada Gaming Commission could be limited, conditioned, suspended, revoked, or subject to compliance with certain statutory and regulatory procedures. In addition, the Company and the Gaming Subsidiaries and the persons involved could be subject to substantial fines for each separate violation of the Nevada laws at the discretion of the Nevada Gaming Commission. Further, the Nevada Gaming Commission could appoint a supervisor to operate our gaming properties and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of our gaming properties) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect our operations.

        Any beneficial holder of the Company's voting or non-voting securities, regardless of the number of Common Units owned, may be required to file an application, be investigated and have his or her suitability as a beneficial holder of the Company's voting or non-voting securities determined if the Nevada Gaming Commission has reason to believe that such ownership would be inconsistent with the declared policies of the State of Nevada. If such beneficial holder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of its beneficial owners. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in connection with conducting such investigation.

        Moreover, the Nevada Act requires any person who acquires more than 5% of a registered corporation's voting securities to report the acquisition to the Nevada Gaming Commission. The Nevada Act requires beneficial owners of more than 10% of a registered corporation's voting securities apply to the Nevada Gaming Commission for a finding of suitability within 30 days after the Chair of the Nevada State Gaming Control Board mails the written notice requiring such filing. However, an "institutional investor," as defined in the Nevada Act, that beneficially owns more than 10%, but not more than 11%, of a registered corporation's voting securities as a result of an equity repurchase by the registered corporation may not be required to file such an application. Further, an institutional investor that acquires more than 10%, but not more than 25%, of a registered corporation's voting securities may apply to the Nevada Gaming Commission for a waiver of a finding of suitability if that institutional investor holds the voting securities for investment purposes only. An institutional investor that has obtained a waiver may hold more than 25%, but not more than 29%, of a registered corporation's voting securities and maintain its waiver if the additional ownership results from equity repurchase by the registered corporation. An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the registered corporation, any change in the corporate charter, bylaws, management, policies or operations of the registered corporation, or any of its gaming affiliates or any other action which the Nevada Gaming Commission finds to be inconsistent with holding the registered corporation's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include:

  •
  voting on all matters voted on by equity holders;

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  making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and

  •
  other activities as the Nevada Gaming Commission may determine to be consistent with such investment intent.

        Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission or by the Chair of the Nevada State Gaming Control Board may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any equity holder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the equity of a registered corporation beyond the period of time as may be prescribed by the Nevada Gaming Commission may be guilty of a criminal offense. The Company and the Gaming Subsidiaries may become subject to disciplinary action if, after receipt of notice that a person is unsuitable to be an equity holder or to have any other relationship with the Company or the Gaming Subsidiaries, the Company:

  •
  pays that person any dividend or interest upon voting securities;

  •
  allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;

  •
  pays remuneration in any form to that person for services rendered or otherwise; or

  •
  fails to pursue all lawful efforts to require the unsuitable person to relinquish his voting securities for cash at fair market value.

        Additionally, the Clark County Liquor and Gaming Licensing Board has taken the position that it has the authority to approve all persons owning or controlling the equity of any corporation that has applied for, or controls, a gaming license.

        We may be required to disclose to the Nevada State Gaming Control Board and the Nevada Gaming Commission the identities of all holders of our debt securities. The Nevada Gaming Commission may, in its discretion, require the holder of any debt or similar security of a registered corporation to file applications, be investigated and be found suitable to own the debt or other security of a registered corporation. If the Nevada Gaming Commission determines that a person is unsuitable to own the security, then pursuant to Nevada law, the registered corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Gaming Commission, it:

  •
  pays to the unsuitable person any dividend, interest, or any distribution whatsoever;

  •
  recognizes any voting right by the unsuitable person in connection with debt securities;

  •
  pays the unsuitable person remuneration in any form; or

  •
  makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

        We will be required to maintain a current membership interests ledger in Nevada, which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial holder to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We will also be required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Gaming Commission has the power to require our securities to bear a legend indicating that the securities are subject to the Nevada Act.

        We also may not make a public offering of securities without the prior approval of the Nevada Gaming Commission if the proceeds from the offering are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for those purposes or similar transactions. Furthermore, any such approval, if granted, does not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada State Gaming Control Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

        Changes in the control of the Company through merger, consolidation, equity or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby that person obtains control (including foreclosure on the pledged shares), may not occur without the prior approval of the Nevada Gaming Commission. Entities seeking to acquire control or ownership of a registered corporation, must satisfy the Nevada State Gaming Control Board and Nevada Gaming Commission in a variety of stringent standards prior to assuming control of such registered corporation. The Nevada Gaming Commission may also require the equity holders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

        The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defensive tactics affecting Nevada corporate gaming licensees and registered corporations that are affiliated with those operations may be injurious to stable and productive corporate gaming. The Nevada Gaming Commission has established regulations to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (1) assure the financial stability of corporate gaming licensees and their affiliates; (2) preserve the beneficial aspects of conducting business in the corporate form; and (3) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Gaming Commission before the registered corporation can make exceptional repurchases of voting securities above the current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the registered corporation's board of directors in response to a tender offer made directly to the registered corporation's equity holders for the purposes of acquiring control of the registered corporation.

        License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either:

  •
  a percentage of the gross revenues received;

  •
  the number of gaming devices operated; or

  •
  the number of table games operated.

        Any person who is licensed, required to be licensed, registered, required to be registered or is under common control with such persons (collectively, "Licensees"), and who is or who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada State Gaming Control Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada State Gaming Control Board of the Licensees' participation in foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Gaming Commission. Thereafter, Licensees are also required to comply with certain reporting requirements imposed by the Nevada gaming laws. Licensees are also subject to disciplinary action by the Nevada Gaming Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to a foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities or enter into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ, contract with or associate with a person in the foreign operation who has been denied a license or a finding of suitability in Nevada on the ground of personal unsuitability.

Missouri

  General Status of Missouri Gaming

        On November 3, 1992, a statewide referendum authorized gaming in the State of Missouri on the Missouri and the Mississippi Rivers. On April 29, 1993, Missouri enacted revised legislation (as amended, the "Missouri Gaming Law") which amended the existing legislation. In a decision handed down on January 25, 1994, the Missouri Supreme Court held that games of chance were prohibited under the Missouri constitution. In a statewide election held on November 8, 1994, Missouri voters approved the adoption of an amendment to the Missouri Constitution which permits the legislature to allow games of chance to be conducted on excursion boats and floating facilities on the Mississippi River and the Missouri River. As a result of the amendment, games of chance are also permitted, subject to Missouri Gaming Law. Pursuant to the Missouri Gaming Law, there are twelve operating riverboat gaming facility sites in Missouri: one in Caruthersville; one in Boonville; four in the St. Louis area; four in the Kansas City area; one in LaGrange; and one in St. Joseph.

        Opponents of gaming in Missouri have brought several legal challenges to gaming in the past and may bring similar challenges in the future. On November 25, 1997, the Missouri Supreme Court overturned a state lower court and held that a portion of the Missouri Gaming Law that authorized excursion gaming facilities in "artificial basins" up to 1,000 feet from the Mississippi or Missouri rivers was unconstitutional. This ruling created uncertainty as to the legal status of several excursion gaming riverboat facilities in the state. On November 3, 1998, a statewide referendum was held, whereby the voters amended the constitution to allow "artificial basins" for existing facilities, effectively overturning the above Missouri Supreme Court decision. There can be no assurances that any future challenges, if brought, would not interfere with our gaming operations in Missouri.

        Under the Missouri Gaming Law, the ownership and operation of riverboat gaming facilities in Missouri are subject to extensive state and local regulation. Missouri statutes and administrative rules contain detailed requirements and conditions concerning the operation of a licensed excursion gaming boat facility, including but not limited to the following:

  •
  a charge of two dollars per gaming customer per excursion that licensees must either collect from each customer or pay itself to the Missouri Gaming Commission;

  •
  minimum payouts;

  •
  the payment of a 21% tax on adjusted gross receipts;

  •
  prohibitions against providing credit to gaming customers;

  •
  the use of credit cards and cashing of checks by customers;

  •
  providing security on the excursion gambling boat, including a requirement that each licensee reimburse the Missouri Gaming Commission for all costs of any Missouri Gaming Commission staff, including Missouri Highway Patrol Officers, necessary to protect the public on the licensee's riverboat;

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  the receipt of liquor licenses from the Missouri Gaming Commission and local jurisdictions; and

  •
  the adoption of minimum control standards for the conduct of gaming and the operation of the facility approved by the Missouri Gaming Commission.

        Entities that intend to own or operate gaming facilities in Missouri must submit an application for a gaming license with the Missouri Gaming Commission, which application requires disclosure of detailed financial and operating information. Applicants and licensees have an ongoing duty to update the information provided to the Missouri Gaming Commission, usually within seven days of a material change in such information. In addition, directors, officers, affiliated business entities and other defined "key persons" (which include individuals and companies designated by the Missouri Gaming Commission) must submit Personal Disclosure Forms, which include detailed financial information. In addition, all gaming facility employees are required to obtain occupational licenses from the Missouri Gaming Commission. Effective May 30, 2008, certain amendments were made to Missouri's gaming regulations that provide for the division of Missouri gaming licenses into Class A and Class B licenses. Entities that operate gaming facilities in Missouri are required to obtain a Class B license. Holding companies are required to obtain a Class A license. In determining whether to grant an application for a Class A or Class B license, the Missouri Gaming Commission requires, among other things, the following:

  •
  suitability investigations into an applicant's character, financial responsibility, experience and qualifications;

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  suitability investigations into each designated key person or affiliated business entity's character, financial responsibility, experience and qualifications;

  •
  disclosure of required financial (see above) and other personal information on each key person or designated affiliated business entity;

  •
  disclosure of detailed information about the applicant's history, business, affiliations, officers, directors and owners;

  •
  an affirmative action plan for the hiring and training of minorities and women; and

  •
  an economic development or impact report.

        The Missouri Gaming Law and implementing regulations impose restrictions on the use of and do not permit the transfer of gaming licenses. Gaming licenses and equipment may not be pledged as collateral and equity of some licensees may not be pledged except in narrow circumstances and subject to regulatory conditions. A licensee may not take any of the following actions without prior notice to the Missouri Gaming Commission:

  •
  any transfer or issuance of an ownership interest in a gaming licensee that is not a publicly held company;

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  any transfer or issuance of an ownership interest of 5% or more of a publicly held licensee or holding company;

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  the transfer or issuance of an ownership interest in a publicly held licensee or holding company if such transfer or issuance results in an entity or group of entities holding an ownership interest of 5% or more;

  •
  any pledge or grant of security interest of 5% or more of an ownership interest in a publicly held licensee or holding company;

  •
  any transaction by the licensee or any holding company of $1,000,000 or more;

  •
  any public issuance of debt by a licensee or its holding company; and

  •
  defined "significant related party transactions."

        License fees cover all related costs of the Missouri Gaming Commission investigation. For a Class A license, the fees are the greater of $50,000 or $15,000 per key person with an annual renewal fee of $25,000. For a Class B license, the fees are a minimum of $50,000 for the initial application and $25,000 annually thereafter; however, each Class A licensee is entitled to one Class B license at no additional fee.

        The Missouri Gaming Commission has the power, as well as broad discretion in exercising this power, to revoke or suspend gaming or occupational licenses and impose other penalties for violations of the Missouri Gaming Law and the rules and regulations promulgated thereunder, including without limitation, forfeiture of all gaming equipment used for improper gaming and fines of up to three times a licensee's highest daily gross receipts during the preceding twelve months.

        Although the Missouri Gaming Law provides no limit on the amount of riverboat space that may be used for gaming, the Missouri Gaming Commission is empowered to impose space limitations through the adoption of rules and regulations.

        Previously, the Missouri Gaming Law imposed as to each customer a $500 loss limit per two-hour period established by each licensee with the approval of the Missouri Gaming Commission. However, by vote of Missouri registered voters on November 8, 2008, the Missouri Gaming Law was amended to provide that the Missouri Gaming Commission shall not establish any regulations or policies that limit the amount of wagers, losses or buy-in amounts.

        Also on November 8, 2008, Missouri voters limited the total number of licensed sites to thirteen. Currently there are twelve licensed sites and one open license, which may be issued by and at the discretion of the Missouri Gaming Commission. If the open license is awarded to an entity that establishes operations in a location proximate to either of our Missouri Casinos, our results of operations and financial condition may be adversely affected.

        In addition, the Missouri Gaming Commission is empowered to determine on a city and county-specific basis where "dockside" or permanently-docked gaming is appropriate and may be permitted. The Missouri Gaming Commission has authorized all twelve licensed sites to operate all or a portion of their facilities on a continuously docked basis.

  Herbst Gaming, LLC Requirements

        We will have to file a petition for approval of change of control with the Missouri Gaming Commission before we can obtain a Class A license and assume control over the St. Jo Casino and Mark Twain Casino. Currently Predecessors' subsidiaries, HGI-St. Jo, Inc. ("HG St. Jo") and HGI-Mark Twain, Inc. ("HG Mark Twain") own and operate the St. Jo Casino and the Mark Twain Casino, respectively. Each of HG St. Jo and HG Mark Twain (the "Missouri Gaming Subsidiaries") is a Class B licensee and will have to file a petition for approval of a change of control with the Missouri Gaming Commission. In addition, the Missouri Gaming Commission will review the Missouri Gaming Subsidiaries and could determine that a suitability investigation is necessary. There is no guarantee that the petition to approve the change of control will be granted by the Missouri Gaming Commission. In the course of seeking approval of the petitions for a change of control, we will have to provide the Missouri Gaming Commission with detailed information regarding the Company and the Missouri Gaming Subsidiaries including, without limitation, a history of the bankruptcy proceedings, the identities and ownership interests of the investors, directors and officers of the Company and its Missouri Gaming Subsidiaries and any other information requested by the Missouri Gaming Commission. Pursuant to the Plan, each of the Missouri Gaming Subsidiaries will be converted to limited liability companies. As a result, each of the Missouri Gaming Subsidiaries will have to file applications to register with the Missouri Secretary of State as foreign limited liability companies doing business in Missouri. In addition, the Missouri Gaming Subsidiaries will need to obtain other licenses, such as liquor, business and sales tax licenses from the state and local governments.

        Any new directors and officers of the Company that do not already hold a Missouri license, have filed applications for key person licensure and are undergoing a suitability investigation. No director or officer may take part in the operation or control of the Company, or any of the Missouri Gaming Subsidiaries, until such key person license is issued by the Missouri Gaming Commission. If a director or officer is not found suitable, we will require such director or officer to disassociate himself from the licensed entity. Similarly, any investor holding more than a 5% ownership interest in the Company and exercising control or participating in day-to-day operations of the Company is required to file an application for a key person license and undergo a suitability investigation by the Missouri Gaming Commission. If an investor is not found suitable, we will require such investor to dispose of its interest in the licensee.

        Institutional and passive investors that do not take an active role in management and own less than a 20% ownership interest and more than a 5% ownership interest in the Company may either file for a key person license or seek a waiver of licensure. If the former, the investor will be required to undergo a suitability investigation. If the latter, the investor must agree not to take an active role in the management or operations of the Company. There is no guarantee that a passive investor waiver will be granted and if such waiver is not granted, an application for key person licensure must be filed with, and a suitability investigation will be conducted by, the Missouri Gaming Commission. If at a later date, a passive investor having obtained a waiver, desires to take an active role in the management or operations of the Company, or increases their ownership interest above 20%, such investor will be required to file an application for key person licensure and refrain from taking an active role in the

Company until such license is approved. If the investor is not found suitable, the investor will by required to divest its interest in the Company.

        If we are able to obtain the requisite licenses and approvals from the Missouri Gaming Commission we will be required to comply with the Missouri Gaming Laws. We will be required to notify the Missouri Gaming Commission prior to the consummation of any financing activities not involving ownership interests in the Company. If ownership interests in the Company are to be transferred, or voting interests are to be issued, we will be required to obtain approval from the Missouri Gaming Commission. Similarly, if there are any future changes in control of the Company, or the Missouri Gaming Subsidiaries, we will need to obtain approval from the Missouri Gaming Commission to consummate such transactions. Any entities and persons, including directors and officers, involved in any such change of control may have to apply to be licensed in Missouri and undergo the requisite suitability investigation. We, and the Missouri Gaming Subsidiaries, will be required to maintain and submit detailed financial and operating reports to the Missouri Gaming Commission. If we, or the Missouri Gaming Subsidiaries, directors or officers, are found to have violated Missouri gaming laws, the Missouri Gaming Commission may discipline the license of the offending party and may also discipline the license of all related entities and persons. Such discipline may include substantial fines, suspension or revocation of any license held. Review of such discipline may be requested before a Missouri Gaming Commission hearing officer. Such hearing officer may make a recommendation to the Missouri Gaming Commission, which may adopt, reject or modify the hearing officer's findings and conclusions. The decision of the Missouri Gaming Commission may be appealed the Missouri Court of Appeals—Western District.

Iowa

        The ownership and operation of gaming facilities in Iowa, such as the Lakeside Iowa Casino, are subject to extensive state laws, regulations of the Iowa Racing and Gaming Commission (the "Iowa Gaming Commission") and various county and municipal ordinances (collectively, the "Iowa Gaming Laws"), concerning the responsibility, financial stability and character of gaming operators and persons financially interested or involved in gaming operations. Iowa Gaming Laws seek to: (1) prevent unsavory or unsuitable persons from having direct or indirect involvement with gaming at any time or in any capacity; (2) establish and maintain responsible accounting practices and procedures; (3) maintain effective control over the financial practices of Licensees (including the establishment of minimum procedures for internal fiscal affairs, the safeguarding of assets and revenues, the provision of reliable record keeping and the filing of periodic reports with the Iowa Gaming Commission); (4) prevent cheating and fraudulent practices; and (5) provide a source of state and local revenues through taxation and licensing fees.

        Entities that operate casinos in Iowa are required to be licensed by the Iowa Gaming Commission. Moreover, any person who intends to acquire 5% or more of a licensee's equity securities must, prior to such acquisition, obtain approval from the Iowa Gaming Commission. In addition, the Iowa Gaming Commission may investigate any individual who has a material relationship with the operations of Lakeside Iowa Casino in order to determine whether such individual is suitable or should be licensed as a business associate of an entity that has applied for a gaming license. The applicant is required to pay all costs of such investigation. Iowa Gaming Laws permit gaming Licensees to offer unlimited stakes gaming on games approved by the Iowa Gaming Commission on a 24-hour basis.

        In 1989, the State of Iowa enacted legislation allowing the Iowa Gaming Commission to issue gaming licenses to qualifying organizations to conduct gaming operations on excursion gaming boats in any county where the electorate approves a proposition to conduct such gaming operations by referendum. In addition, Iowa Gaming Laws authorize the granting of licenses to non-profit corporations that, in turn, are permitted to enter into operating agreements with qualified persons who also actually conduct riverboat gaming operations. Such operators must likewise be approved and licensed by the Iowa Gaming Commission.

        On February 28, 1995, the electorate of Clarke County, Iowa (the county in which the Lakeside Iowa Casino is located) approved an excursion boat gambling referendum permitting such gaming operations in Clarke County. Every eight years a majority of the Clarke County electorate must reauthorize the excursion boat gambling referendum to allow gambling games to continue in Clarke County. Such a referendum took place on November 5, 2002, with approximately 80% of the electorate voting on the proposition favoring continued gaming on riverboats in Clarke County. The next referendum is scheduled for November 2, 2010. If the reauthorization referendum is defeated it would have a material adverse effect on Predecessors' operations and, consequently, our operations.

        On November 20, 1997, the Iowa Gaming Commission granted an excursion gambling boat license to Clarke County Development Corporation, a non-profit corporation organized for the purpose of facilitating riverboat gaming in Osceola, Iowa, and Southern Iowa Gaming Company, the subsidiary of Grace Entertainment, Inc. that operated the Lakeside Iowa Casino prior to Predecessors' acquisition in 2004, with respect to the Lakeside Iowa Casino. A few months prior thereto, Clarke County Development Corporation and Southern Iowa Gaming Company entered into an operator's agreement under which Southern Iowa Gaming Company agreed to conduct riverboat gaming operations at the Lakeside Iowa Casino for a term of up to 50 years and make monthly payments to Clarke County Development Corporation in an amount equal to 1.5% of the adjusted gross gaming revenue of the Lakeside Iowa Casino. In connection with the consummation of the Plan, Clarke County Development Corporation has requested modifications to the operators' agreement to the Lakeside Iowa Casino. The current term of the operators' agreement ends in July 2012. If we are unable to renew the operators' agreement on terms and conditions acceptable to us, our business, financial condition and results of operations would be adversely affected. Pursuant to a dock site agreement executed in August 1997 (which also has a term of up to 50 years), Lakeside Iowa Casino is required to pay a monthly fee to the City of Osceola and the Water Works Board of Trustees equal to 1.25% of the adjusted gross gaming revenue of the Lakeside Iowa Casino and an annual fee, to be paid in equal monthly installments, equal to approximately $160,000, with such amount to increase each year by 1% until termination of the lease.

        When Predecessors acquired the Lakeside Iowa Casino in 2004, (1) Predecessors assumed the obligations of Southern Iowa Gaming Company under the operator's contract, docksite agreement and lease with Clarke County Development Corporation; (2) HGI-Lakeside, Inc., the subsidiary of HGI that operates the Lakeside Iowa Casino, became qualified as a licensed boat operator; and (3) HGI became licensed to hold the equity interests in HGI-Lakeside, Inc. In connection with the Grace Acquisition and the operator's contract, Southern Iowa Gaming Company paid $3.2 million to the City of Osceola. Beginning eight years from the date of such payment and continuing for so long as the operator's contract, as amended, remains in effect, Lakeside Iowa Casino will be required to pay the City of Osceola an additional 1% of annual adjusted gross receipts received from gambling games at the Lakeside Iowa Casino. We may, however, offset up to 50% of this 1% annual payment with any expenditures we make, or Predecessors have made, for capital improvements (excluding gaming devices and improvements to the gaming facility, casino floor, development of a truck stop and general repairs and maintenance).

        The Company presently has applications pending before the Iowa Gaming Commission for a change of control to become the successor company to HGI. While the Company believes that it will obtain all necessary approvals, permits, registrations and licenses, there can be no assurance they will be obtained given the complexity of the licensing procedures under Iowa Gaming Laws and the broad authority of the Iowa Gaming Commission.

        Officers, directors, managers and employees of Lakeside Iowa Casino are required to be licensed by the Iowa Gaming Commission. Such licenses are subject to immediate suspension under specific circumstances. In addition, anyone having a material relationship or involvement with the operations of Lakeside Iowa Casino may be required to be found suitable or to be licensed, in which case such person would be responsible for all costs in connection with such investigation. The Iowa Gaming Commission may deny an application for a license for any cause deemed reasonable. In addition, the Iowa Gaming Commission has jurisdiction to disapprove a change in position by officers or key employees. The Iowa Gaming Commission could also require us to suspend or dismiss officers, directors or other key employees, and sever relationships with other persons, who refuse to file appropriate applications or whom the Iowa Gaming Commission finds unsuitable to act in their respective capacities.

        Gaming licenses granted to individuals must be renewed every year, and licensing authorities have broad discretion with regard to such renewals. Licenses are not transferable. Lakeside Iowa Casino is required to submit detailed financial and operating reports to the Iowa Gaming Commission. In addition, certain contracts in excess of $100,000 that exceed three years in term, or that involve related parties, must be submitted to and approved by the Iowa Gaming Commission.

        The Iowa Gaming Commission may revoke a gaming license if the licensee:

  •
  has been suspended from operating a gaming operation in another jurisdiction by a board or commission of that jurisdiction;

  •
  has failed to demonstrate financial responsibility sufficient to meet adequately the requirements of the gaming enterprise;

  •
  is not the true owner of the enterprise;

  •
  has failed to disclose ownership of other persons in the enterprise;

  •
  is a corporation 10% of the equity of which is subject to a contract or option to purchase at any time during the period for which the license was issued, unless the contract or option was disclosed to the Iowa Gaming Commission and the Iowa Gaming Commission approved the sale or transfer during the period of the license;

  •
  knowingly makes a false statement of a material fact to the Iowa Gaming Commission;

  •
  fails to meet a monetary obligation in connection with an excursion gaming boat;

  •
  pleads guilty to, or is convicted of, a felony;

  •
  loans to any person, money or other thing of value for the purpose of permitting that person to wager on any game of chance;

  •
  is delinquent in the payment of property taxes or other taxes or fees or a payment of any other contractual obligation or debt due or owed to a city or county; or

  •
  assigns, grants or turns over to another person the operation of a licensed excursion boat (this provision does not prohibit assignment of a management contract approved by the Iowa Gaming Commission) or permits another person to have a share of the money received for admission to the excursion boat.

        If it were determined that we violated the Iowa Gaming Laws, our application pending before the Iowa Gaming Commission for a change of control to become the successor company to HGI could be suspended, denied, or only approved subject to certain conditions. If such a determination is made after we are granted a gaming license, the license could be limited, made conditional, suspended or revoked. Limitations, conditioning or suspension of any gaming license could (and revocation of any gaming license would) have a material adverse effect on our operations. Similarly, if it were determined that HGI-Lakeside, Inc. violated Iowa Gaming Laws, its gaming license could be limited, made conditional, suspended or revoked. In addition, the Company could be subject to substantial fines for each separate violation of Iowa Gaming Laws in the discretion of the Iowa Gaming Commission.

        We are required to pay the State of Iowa gaming taxes approximating 22% of the adjusted gross receipts above $3,000,000 from operations at the Lakeside Iowa Casino. Predecessors prepaid assessments on June 1, 2005 and June 1, 2006, in an aggregate amount equal to 2.152% of the estimated adjusted gross receipts from operations at the Lakeside Iowa Casino for fiscal year 2004. Beginning July 1, 2010, and for five consecutive years thereafter, we will be able to credit 20% of the prepaid assessments to offset gaming taxes. The State of Iowa also requires Lakeside Iowa Casino to reimburse it for all costs incurred by the Iowa Gaming Commission and the Iowa Department of Criminal Investigation associated with monitoring and enforcement with respect to the Lakeside Iowa Casino.

ITEM 1A.    RISK FACTORS.

        The following risk factors should be considered carefully in addition to the other information contained in this Registration Statement. This Registration Statement contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in the forward-looking statements. Factors that may cause such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this Registration Statement. Additional risks and uncertainties that management is not aware of or that are currently deemed immaterial may also adversely affect our business operations. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected.

We are dependent upon the consummation of the Restructuring Transactions.

        Our ability to operate is dependent upon, among other things, completing the Restructuring Transactions, allowing Predecessors to emerge from bankruptcy, thereby allowing us to acquire their assets.

The bankruptcy filing has had a negative impact on Predecessors' image which may negatively impact our business going forward.

        As a result of their Chapter 11 Cases, Predecessors have been the subject of negative publicity which has had an impact on their image. This negative publicity may have an effect on the terms under which some customers and suppliers are willing to continue to do business with us and could materially adversely affect our business, financial condition and results of operations.

        The audited financial statements of Predecessors contained elsewhere in this Registration Statement have been prepared assuming that Predecessors will continue as going concerns. However, the report of the independent registered public accounting firm on the financial statements of Predecessors as of and for the year ended December 31, 2009 include an explanatory paragraph describing the existence of substantial doubt about the ability of Predecessors to continue as going concerns. This report, as well as the uncertainty regarding the eventual outcome of the Restructuring Transactions, may adversely impact Predecessors' ability to attract customers to the casino properties, attract and retain key executive employees and maintain and promote their properties, which could materially adversely affect our business, financial condition and results of operations.

We may be unable to generate sufficient cash flows to meet our debt obligations and finance all operating expenses, working capital needs and capital expenditures.

        We may be unable to generate sufficient revenues and cash flows to service our debt obligations as they come due, finance capital expenditures and meet our operational needs. Any one of these failures may preclude us from, among other things:

  •
  maintaining or enhancing our current customer offerings;

  •
  taking advantage of future opportunities;

  •
  growing our businesses; or

  •
  responding to competitive pressures.

        Further, our failure to generate sufficient revenues and cash flows could lead to cash flow and working capital constraints, which may require us to seek additional working capital. We may not be able to obtain such working capital when it is required. Further, even if we were able to obtain additional working capital, it may only be available on unfavorable terms. For example, we may be required to take on additional debt, the interest costs of which could adversely affect our results of operations and financial condition. If any such required capital is obtained in the form of equity, the equity interests of the holders of the then-outstanding units of membership interests could be diluted.

        Limited liquidity and working capital may also restrict our ability to maintain and update our facilities, which could put us at a competitive disadvantage to casinos offering more modern and better maintained facilities.

We may face intense competition and experience a loss of market share.

        The gaming industry is highly competitive. Our slot route operations are subject to substantial direct competition for our revenue-sharing and fixed space lease locations from one large route operator and numerous small operators, located principally in Las Vegas, Nevada. With respect to our casino operations in Nevada, we compete for local gaming customers with other locals-oriented casino-hotels and other casinos located in the vicinity of these properties. Our casino operations in the Midwest face competitors that include land-based casinos, dockside casinos, riverboat casinos, casinos located on Native American reservations and racing and pari-mutuel operations. If our competitors operate more successfully, if existing route operations or properties are enhanced or expanded, or if additional competitors are established in and around the locations in which we conduct business, we may lose market share. In particular, the expansion of route operations or casino gaming in or near any geographic area from which we attract or expect to attract a significant number of our customers could have a material adverse effect on our business, financial condition and results of operations.

The business of the Sands Regency Casinos and the Primm Casinos may be adversely impacted by expanded Native American gaming operations in California and the Pacific Northwest, which could lead to an adverse impact on our operations.

        The largest sources of customers for the Sands Regency Casinos are California and the Pacific Northwest, including a large number of customers who drive to Reno from the San Francisco and Sacramento metropolitan areas, and the largest source of customers for the Primm Casinos are from Southern California, including a large number of customers who drive to Las Vegas from the San Bernardino and Barstow metropolitan areas. The expansion of Native American casinos in California, Oregon and Washington continues to have an impact on casino revenues in Nevada in general, and such impact may be significant on the markets in which the Sands Regency Casinos and the Primm Casinos operate.

Some Native American casinos have a lower minimum age requirement for gambling, which may increase their market share at the expense of our market share.

        Some Native American casinos in Southern California and Iowa allow customers at least 18 years old to gamble, whereas our gambling establishments require our customers to be at least 21 years old. This could lead to a reduced market for us as those Native American casinos would have an earlier opportunity to create loyal customers. If our competitors are able to retain these customers after they turn 21, thereby causing them to continue gambling at those establishments rather than try our establishments, we may experience reduced market share.

The success of our route operations is dependent on our ability to renew our contracts.

        We will conduct our route operations under contracts with third parties. Both contracts with chain and street customers are renewable at the option of the owner of the respective chain store or street account. As our route contracts expire, we will be required to compete for renewals. Although Predecessors have historically been able to renew their contracts, if we are unable to renew a material portion of our route contracts because our competitors offer more favorable terms or for any other reason, including the greater financial stability of our competitors, our business, financial condition and results of operations would be adversely affected. We cannot assure you that the current chain or street contracts will be renewed.

We may be unable to obtain slot machines or related technology from our third party supplier on a timely, cost-effective basis.

        Predecessors currently rely on International Game Technology, Inc. for a majority of their supply of slot machines and related technology, which are only available from a limited number of suppliers. We expect to continue to rely primarily on International Game Technology, Inc. and cannot assure you that we will be able to obtain slot machines or related technology on a cost-effective basis. As a result, we may be forced to incur significant unanticipated costs to secure alternative third party suppliers or adjust our operations.

We face extensive regulation from gaming and other government authorities.

        As owners and operators of gaming facilities, we will be subject to extensive state and local regulations in Nevada, Iowa and Missouri. State and local government authorities in such jurisdictions, including the Nevada Gaming Commission, the Iowa Racing and Gaming Commission and the Missouri Gaming Commission will require us and our subsidiaries to obtain gaming licenses and require our officers, key employees and business entity affiliates to demonstrate suitability to hold gaming licenses, and such state and local government authorities may limit, condition, suspend or revoke a license for any cause deemed reasonable by the respective licensing agency. They may also levy substantial fines against us or our subsidiaries or the individuals involved in violating any gaming laws or regulations. The violation of any such state and local regulations could have a material adverse effect on our business, financial condition and results of operations.

        In Nevada, the Nevada Gaming Commission could request that a state court appoint a supervisor to operate any non-restricted gaming establishment operated by us if the licenses held by us are revoked, suspended or otherwise lapse. In such extraordinary circumstances, earnings generated by gaming operations during a supervisor's appointment (except for reasonable rental value) could be forfeited to the State of Nevada. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

        Any future public offering of debt or equity securities by the Company will require review of and prior approval by the Nevada Gaming Commission, the Iowa Gaming Commission and the Missouri Gaming Commission. The Missouri Gaming Commission also requires notice of the intended incurrence of any private debt exceeding $1,000,000 and reserves the right to elect to have prior review and approval.

        We are subject to a variety of other rules and regulations, including zoning, environmental, construction and land-use laws, regulations and permits that govern the serving of alcoholic beverages. Any changes to these laws could have a material adverse effect on our business, financial condition and results of operations.

        From time to time, legislators and special interest groups have proposed legislation that would expand, restrict or prevent gaming operations in the jurisdictions in which we operate. Any such change to the regulatory environment or the adoption of new federal, state or local government legislation could have a material adverse effect on our business.

State gaming laws and regulations may require holders of our debt or equity securities to undergo a suitability investigation, and may result in redemption of their securities.

        Many jurisdictions require any person who acquires beneficial ownership of debt or equity securities of a casino gaming company to apply for qualification or a finding of suitability. Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised by gaming authorities that it is required to do so may be denied a license or found unsuitable or unqualified, as applicable. Any holder of securities that is found unsuitable or unqualified or denied a license, and who holds, directly or indirectly, any beneficial ownership of a gaming entity's securities beyond such period of time as may be prescribed by the applicable gaming authorities may be guilty of a criminal offense. Furthermore, a gaming entity may be subject to disciplinary action if such gaming entity, after receiving notice that a person is unsuitable to be a holder of securities or to have any other relationship with such gaming entity or any of its subsidiaries:

  •
  pays that person any dividend or interest upon the securities;

  •
  allows that person to exercise, directly or indirectly, any voting ownership right conferred through securities held by that person;

  •
  pays remuneration in any form to that person for services rendered or otherwise; or

  •
  fails to pursue all lawful efforts to require such unsuitable person to relinquish the securities including, if necessary, the immediate purchase of such securities for the lesser of fair value at the time of repurchase or fair value at the time of acquisition by the unsuitable holder.

        In the event that disqualified holders fail to divest themselves of such securities, gaming authorities have the power to revoke or suspend the casino license or licenses related to the regulated entity that issued the securities. In addition, our certificate of incorporation provides that the Company may redeem its securities from an Unsuitable Person (as such term is defined in our certificate of incorporation).

Our operations, and the gaming industry as a whole, have been adversely affected by the recession. Our gaming operations and casinos may be further adversely impacted if general economic conditions do not improve, which could lead to an adverse impact on our operations.

        The results of operations of Predecessors' route and casino businesses have been negatively impacted by the global financial recession, subprime mortgage crisis, volatile gasoline and energy prices, high unemployment and the general economic downturn, including a decrease in consumer confidence levels. The gaming industry is currently experiencing reduced demand. The demand for gaming is highly sensitive to consumers' disposable incomes, and a general decline in economic conditions, including businesses downsizing their workforces, may lead to our potential customers having less discretionary income with which to wager. Many of Predecessors' customers have also experienced significant reductions in their savings as a result of recent investment losses. These developments have led, and are likely to continue to lead, to a reduction in the revenues and have materially adversely affected the operating results of Predecessors and we expect that our results of operations will also be negatively impacted. Gaming industry revenues are sensitive to general economic conditions and are influenced by consumer confidence in the economy and other factors. An extended period of reduced discretionary spending could significantly harm our operations and we may not be able to lower our costs rapidly enough, or at all, to offset a decrease in revenues. The State of Nevada, one of our primary markets, has experienced a significant economic downturn. According to the U.S. Bureau of Labor Statistics, Nevada had the second highest unemployment rate in the country in 2009 at 11.8% compared to the national average of 9.3%. As of June 30, 2010, Nevada's unemployment rate was 14.2%. Other studies have shown Nevada ranked at number one in foreclosure rates in the country for the first quarter of 2010.

Changes to applicable gaming laws could have a material adverse effect on our operations and financial condition.

        Gaming laws are generally based upon declarations of public policy which are concerned with, among other things:

  •
  the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

  •
  the establishment and maintenance of responsible accounting practices and procedures;

  •
  the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports;

  •
  the prevention of cheating and fraudulent practices; and

  •
  providing a source of state and local revenues through taxation and licensing fees.

Changes in these laws, regulations and procedures could have an adverse effect on our proposed gaming operations.

        On February 28, 1995, the electorate of Clarke County, Iowa (the county in which the Lakeside Iowa Casino is located) approved an excursion boat gambling referendum permitting such gaming operations in Clarke County. Every eight years a majority of the Clarke County electorate must reauthorize the excursion boat gambling referendum to allow gambling games to continue in Clarke County. Such a referendum took place on November 5, 2002, with approximately 80% of the electorate voting on the proposition favoring continued gaming on riverboats in Clarke County. The next referendum is scheduled for November 2, 2010. If the reauthorization referendum is defeated it would have a material adverse effect on Predecessors' operations and financial condition and, consequently, our operations and financial condition.

Our operations could be adversely affected due to the adoption of certain anti-smoking regulations.

        Smoking is currently permitted at casino locations in Nevada, Missouri, and Iowa. It is not possible to determine the manner, nature or likelihood of changes in the current laws relating to smoking in public places or the effect of regulations regarding secondhand smoke; however, new anti-smoking laws, if adopted, could have a material adverse effect on our business, financial condition and results of operations.

Changes to applicable tax laws could have a material adverse effect on our financial condition.

        We expect to pay substantial taxes and fees in connection with our operations as a gaming company. From time to time, federal, state and local legislators and other government officials have proposed and adopted changes in tax laws, or in the administration of those laws affecting the gaming industry. It is not possible to determine the likelihood of changes in tax laws or in the administration of those laws. If adopted, changes to applicable tax laws could have a material adverse effect on our business, financial condition and results of operations. Due to the continued pressures on the state legislatures to address shortfalls in their budgets associated with the current recession, there may be more support to look to increased taxation that could affect all our gaming properties. Any increase in taxes would adversely impact the Company's future profitability.

Environmental legislations or regulations, if enacted, could lead to an adverse impact on our results of operations and financial condition if such legislations or regulations result in a smaller drive-in tourist market.

        Global climate change issues have received an increased focus on the federal and state government levels which could potentially lead to additional rules and regulations that impact how our drive-in tourist market is able to come to our facilities. The ultimate impact on our business would be dependent upon the specific rules and regulations adopted and we cannot predict the effects of any such legislation at this time. However, if such legislations or regulations result in increased costs to motor vehicle drivers, then we may as a result see fewer drive-in tourists, which could adversely impact our operations and financial condition.

The business of the Primm Casinos may be adversely impacted if their use of water exceeds allowances permitted by federal and local governmental agencies or if such governmental agencies impose additional requirements in connection with such use of water, which in each case could lead to an adverse impact on our operations and financial condition.

        The Primm Casinos are not served by a municipal water system. As a result, the water supply of such casinos is dependent on rights they have been granted to water in various wells located on federal land in the vicinity of the Primm Casinos and permits that allow the delivery of water to the Primm Casinos. These permits and rights are subject to the jurisdiction and ongoing regulatory authority of the U.S. Bureau of Land Management, the States of Nevada and California and local governmental units. While we believe that adequate water for the Primm Casinos is available, the future water needs of the Primm Casinos may exceed the permitted allowance. In such an event, future requests for additional water may not be approved or may be approved with terms or conditions that are more onerous. Any such denial or any such additional terms and conditions may have a material adverse effect on the results of operations of the Primm Casinos, thereby adversely affecting our results of operations and financial condition.

Adverse winter weather conditions in the Midwest, the Sierra Nevada Mountains and Reno-Lake Tahoe area could have a material adverse effect on the results of operations and financial condition of our casinos, which could lead to an adverse impact on our results of operation and financial condition.

        Adverse winter weather conditions, particularly snowfall, can deter customers of the Sands Regency Casinos and Midwest Casinos from travelling or make it difficult for them to frequent our facilities. If these locations were to experience prolonged adverse winter weather conditions, the results of operations and financial condition of these casinos could also be materially adversely affected, thereby adversely affecting our results of operations and financial condition. Although our facilities experienced mild weather conditions for most of 2009, the Midwest Casinos experienced severe weather conditions in December 2009 and the first quarter of 2010, which negatively impacted the results of operations at those facilities.

Riverboats and dockside facilities are subject to risks relating to weather or mechanical failure and must comply with applicable regulations.

        We will own and operate riverboat and dockside casino facilities, which are subject to risks in addition to those associated with land-based casinos, including loss of service due to casualty, mechanical failure, extended or extraordinary maintenance, flood or other severe weather. Reduced patronage and the loss of a dockside or riverboat casino from service for any period of time could adversely affect our results of operations. The riverboats are subject to inspection every year and were inspected in November 2009 in Missouri. The Company's only cruising vessel is expected to be the boat located in Lakeside, Iowa, and this boat had its turbines removed in late 2008, as riverboats in Iowa are no longer required to cruise.

The casino, hotel and resort industry is capital intensive and we may not be able to finance expansion and renovation projects, which could put us at a competitive disadvantage.

        The casino properties have an ongoing need for renovations and other capital improvements to remain competitive, including replacement, from time to time, of furniture, fixtures and equipment. Because of the bankruptcies, Predecessors have deferred renovations and capital improvements. We may also need to make capital expenditures to comply with applicable laws and regulations.

        Renovations and other capital improvements of the casino properties require significant capital expenditures. In addition, renovations and capital improvements of the casino properties usually generate little or no cash flow until the project is completed. We may not be able to fund such projects solely from cash provided from operating activities. Consequently, we will rely upon the availability of debt or equity capital to fund renovations and capital improvements and our ability to carry them out will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on, among other things, market conditions. No assurances can be made that we will be able to obtain additional equity or debt financing or that we will be able obtain such financing on favorable terms. Our failure to renovate what will be our casino properties may put us at a competitive disadvantage.

Our operations may be adversely impacted by increases in energy prices.

        The casino properties use significant amounts of electricity, natural gas and other forms of energy. While no shortages of energy have been experienced, the substantial increases in the cost of electricity, natural gas and gasoline in the United States in general, and in Southern and Northern California, Southern and Northern Nevada, South Central Iowa and Northeast and Northwest Missouri in particular, may negatively affect our operating results. In addition, further energy price increases in such areas could result in a decline in disposable income of potential customers and a corresponding decrease in visitation and spending at our route and casino operations, which could negatively impact revenues.

Any increase in the price of gasoline may have an adverse impact on the results of our operations.

        Most customers of the casino properties drive in to the casino properties. There is very little, if any, non-drive-in patronage for the casino properties' facilities. As such, an increase in gasoline prices may have an adverse impact on our operations as it would increase the cost incurred by our customers to drive to our locations. Though gasoline prices were somewhat more stable during 2009 and the first half of 2010, there can be no guarantee that prices will not rise again, thereby adversely affecting our customer's discretionary income and therefore our revenue.

The transferability of our Common Units will be very limited and subject to the prior approval of our board of directors.

        We have not issued any Common Units. Therefore, there is currently no established public trading market for our Common Units, and there are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market for our Common Units. In addition, our limited liability company agreement will require the approval of our board of directors prior to any transfer of our Common Units. It is expected that the board will not consent to transfers of Common Units except in very limited circumstances. Accordingly, we do not expect a public market will develop for our Common Units.

Issuance of Common Units to our Management and Directors will dilute our equity holders.

        On the Substantial Consummation Date, 5% of our Common Units, on a fully-diluted basis, will be reserved for issuance as grants of equity, restricted equity, options, or similar equity awards in connection with a Management and Director Equity Incentive Program. The issuance of the reserved Common Units will dilute the percentage ownership of any holders of our Common Units. For example, assuming that we issue on a fully-diluted basis a total of 1,000 Common Units, the issuance of the full 5%, or 50 Common Units, reserved for issuance to directors and employees would dilute an equity holder with 10% of the pre-issuance outstanding Common Units by 0.48%, resulting in a post-issuance ownership of 9.52% by that equity holder.

We may be subject to litigation resulting from our gaming, resort and dining operations which, if adversely determined, could result in substantial losses.

        We will be, from time to time, during the ordinary course of operating our businesses, subject to various litigation claims and legal disputes, including contract, lease, employment and regulatory claims as well as claims made by visitors to our properties. Certain litigation claims may not be covered entirely or at all by our insurance policies or our insurance carriers may seek to deny coverage. In addition, litigation claims can be expensive to defend and may divert our attention from the operations of our businesses. Further, litigation involving visitors to our properties, even if without merit, can attract adverse media attention. As a result, litigation can have a material adverse effect on our businesses and, because we cannot predict the outcome of any action, it is possible that adverse judgments or settlements could significantly reduce our earnings or result in losses.

Our future financial results will be affected by the adoption of fresh start reporting and may not reflect historical trends.

        We are being formed pursuant to the Plan to acquire substantially all of the assets of Predecessors. The Restructuring Transactions will result in the Company becoming a new reporting entity and adopting fresh start reporting in accordance with Accounting Standards Codification ("ASC") 852-10-15. As required by fresh start reporting, the Company will cause Predecessors' assets and liabilities to be adjusted to measured value, and certain assets and liabilities not previously recognized in Predecessors' financial statements will be recognized under fresh start reporting. Because the Restructuring Transactions have not been consummated, fresh start reporting has not yet been adopted and the consolidated financial statements included in this Registration Statement do not give effect to any adjustments in the carrying values of assets or liabilities that will be recorded under fresh start reporting rules. Accordingly, our financial condition and results of operations from and after the Substantial Consummation Date will not be comparable to the financial condition and results of operations reflected in Predecessors' historical consolidated financial statements including those included herein.

We may face potential successor liability.

        As the successor to Predecessors, we may be subject to certain liabilities of Predecessors not provided for in the Plan. Such liabilities may arise in a number of circumstances, including those where:

  •
  a creditor of Predecessors did not receive proper notice of the pendency of the bankruptcy case relating to the Plan or the deadline for filing claims therein;

  •
  the injury giving rise to, or source of, a creditor's claim did not manifest itself in time for the creditor to file the creditor's claim;

  •
  a creditor did not timely file the creditor's claim in such bankruptcy case due to excusable neglect;

  •
  we are liable for Predecessors' tax liabilities under a federal and/or state theory of successor liability; or

  •
  the order of confirmation for the Plan was procured by fraud.

        Although we have no reason to believe that we will become subject to liabilities of Predecessors that are not provided for in the Plan, if we should become subject to such liabilities, it could materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Indebtedness

We expect to have significant indebtedness upon emergence from the bankruptcy proceeding.

        The substantial indebtedness of Predecessors has resulted in adverse consequences for their business, including the factors listed below. If the Plan is consummated, we will continue to have significant indebtedness, which could:

  •
  make it more difficult to satisfy obligations with respect to the instruments governing our then outstanding indebtedness;

  •
  increase vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of cash flow from operations to debt service, thereby reducing the availability of cash flow to fund working capital, capital expenditures and other general corporate purposes;

  •
  limit flexibility in planning for, or reacting to, competitive pressures and changes in the business and the industry in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  limit, along with the financial and other restrictive covenants in the indebtedness, among other things, our ability to borrow additional funds.

Our indebtedness will impose restrictive covenants on us.

        We anticipate that debt to be issued pursuant to the Plan will have covenants that impose operational and financial restrictions on us. The restrictions anticipated under these debt instruments include, among other obligations, limitation on the ability to:

  •
  incur additional debt;

  •
  make payments on subordinated obligations;

  •
  make distributions and repurchase equity;

  •
  make investments;

  •
  grant liens on our property to secure debt;

  •
  enter into certain transactions with affiliates;

  •
  sell assets or enter into mergers or consolidations;

  •
  sell equity interests in subsidiaries;

  •
  create dividend and other payment restrictions affecting subsidiaries;

  •
  change the nature of our lines of business; and

  •
  make capital expenditures.

        We anticipate that the Senior Secured Loans will impose, various customary affirmative covenants on us and our subsidiaries, including among others, reporting covenants, covenants to maintain insurance, comply with laws, maintain properties and other covenants customary in senior credit financings of this type. In addition, we anticipate that the Senior Secured Loans will require us to comply with various restrictive financial covenants, including interest coverage and debt to operating cash flow ratios, and capital spending limits.

The volatility and disruption of the capital and credit markets and adverse changes in the global economy may negatively impact our ability to access financing.

        Due to the continuing uncertainty in the capital and credit markets and the global recession, our access to capital upon the emergence from the bankruptcy proceedings may not be available on terms that are attractive or at all.

ITEM 2.    FINANCIAL INFORMATION.

Selected Financial Data

Herbst Gaming, LLC

        The Company was formed for the purpose of acquiring the assets and assuming certain liabilities of Predecessors pursuant to the Plan. We expect the Restructuring Transactions to be completed sometime during the fourth quarter of 2010, at which time we will acquire substantially all of the assets of Predecessors. The Company has conducted no business other than in connection with the Chapter 11 Cases and has no material assets or liabilities. See "Item 1. Business—Introduction." As the Company has no operations, the following selected financial data relates to Predecessors.

Predecessors

        In the tables below, we provide Predecessors' selected consolidated historical financial data as of and for the periods indicated. Predecessors prepared this information using audited financial statements for the fiscal years ended December 31, 2009, December 31, 2008, December 31, 2007, December 31, 2006, and December 31, 2005 and unaudited financial statements for the six months ended June 30, 2010 and June 30, 2009. In January 2007, Predecessors consummated the Sands Regency Casinos Acquisition, and in April 2007, Predecessors consummated the Primm Acquisition; as a result, the period beginning January 1, 2007 may not be comparable to prior years. When reading this selected historical consolidated financial data, it is important to read it in conjunction with Predecessors' consolidated financial statements and related notes contained in "Item 2. Financial Information—Management's Discussion and Analysis of Financial Condition and Results of Operations—Predecessors" and "Item 15. Financial Statements and Exhibits—Notes to Consolidated Financial Statements" included in this Registration Statement.

        Predecessors elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code of 1986. Under those provisions, the owners of HGI pay income taxes on its taxable income. Accordingly, a provision for income taxes is not included in Predecessors' financial data.

	Year Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands)
Income statement data:
Revenues
Route operations	$339,401	$347,041	$276,946	$243,635	$200,637	$106,082	$94,815
Casino operations
Nevada	95,400	95,614	331,517	337,006	312,149	161,330	145,043
Other states	117,774	141,435	141,731	137,188	139,280	71,590	69,915
Other operations	4,923	10,676	98,987	116,609	86,285	40,258	45,956

Total revenues	557,498	594,766	849,181	834,438	738,351	379,260	355,729
Promotional allowances—route	(223)	(86)	(64)	(90)	(126)	(45)	(99)
Promotional allowances—casino	(21,434)	(32,617)	(64,177)	(63,259)	(69,662)	(34,814)	(31,746)

Net revenues	535,841	562,063	784,940	771,089	668,563	344,401	323,884

Costs of revenues:
Route operations	258,114	271,463	244,086	215,653	182,734	93,990	89,889
Casino operations
Nevada	59,125	64,349	245,507	262,338	242,957	123,788	105,585
Other states	79,239	87,852	89,745	88,835	85,105	43,407	40,564
Depreciation and amortization	33,941	38,124	56,405	57,783	55,426	28,309	25,673
General and administrative	15,217	13,324	22,983	21,485	18,913	9,993	10,197
Other operations	—	6,491	80,184	94,522	67,333	30,684	35,699
Restructuring costs	—	—	—	17,717	9,814	9,814	—
Loss on impairment of assets	3,360	—	72,965	106,271	7,192	—	—

Total costs and expenses	448,996	481,603	811,875	864,604	669,474	339,985	307,607

Income (loss) from operations	86,845	80,460	(26,935)	(93,515)	(911)	4,416	16,277

Interest income	740	734	1,481	921	161	72	59
Interest expense, (net capitalized interest of $0, $101, $873, $206, $0, $0 and $0 respectively) (Contractual interest for the year ended December 31, 2009 and the six months ended June 30, 2009 and 2010 would have been $133,555, $66,785, and $65,465, respectively, if incurred for the entire period)	(36,532)	(39,134)	(85,631)	(116,832)	(29,530)	(29,528)	(21)
Change in value of derivative instruments	—	—	(16,115)	—	—	—	—
Loss on early retirement of debt(1)	(221)	—	—	—	—	—	—
Reorganization items	—	—	—	—	(29,810)	(3,337)	(2,659)

Net income (loss)	$50,832	$42,060	$(127,200)	$(209,426)	$(60,090)	$(28,377)	$13,656

	Year Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands, except ratios)
Other data:
Route EBITDA(2)	$79,922	$75,492	$32,796	$27,892	$17,777	$12,047	$4,827
Casino EBITDA(3)
Nevada(3)	$20,281	$17,719	$43,551	$29,475	$16,823	$11,318	$16,645
Other states(3)	$29,865	$34,512	$30,268	$30,287	$36,882	$19,593	$20,418
Net cash provided by (used in) operating activities	$92,204	$81,493	$4,273	$(2,498)	$49,993	$26,323	$35,126
Net cash used in investing activities	$(309,172)	$(79,758)	$(574,128)	$(15,746)	$(21,113)	$(13,282)	$(12,832)
Net cash provided by (used in) financing activities	$152,645	$(9,944	$598,495	$29,952	$(17,976)	$—	$(24,982)
Capital expenditures	$43,893	$66,622	$32,418	$15,578	$15,645	$8,274	$12,947

	December 31,					June 30,
	2005	2006	2007	2008	2009	2010
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$73,849	$65,540	$94,282	$105,990	$116,894	$114,206
Total assets	$534,930	$568,450	$1,080,385	$934,248	$884,028	$870,339
Total debt(4)	$500,593	$522,618	$1,146,070	$1,176,330	$1,158,846	$1,196,029
Stockholders' equity (deficiency)	$7,981	$18,771	$(118,729)	$(328,155)	$(388,245)	$(374,589)

(1)
Consists of a premium of $221,000 paid to call the balance of Predecessors' 10 3/4% notes in September 2005.

(2)
Route segment EBITDA consists of net income plus depreciation and amortization, interest expense, net of capitalized interest, restructuring costs and reorganization items and is calculated before allocation of overhead.

(3)
Casino segment EBITDA consists of net income plus depreciation and amortization, interest expense, net of capitalized interest, impairment charges, costs associated with the retirement of assets, restructuring costs and reorganization items. Casino EBITDA for casinos in Nevada and other states are calculated before allocation of overhead.

(4)
Total debt consists of the current and long-term portions for all periods prior to 2009. Debt amounts in 2009 and 2010 are included in Liabilities subject to compromise.

        Route and Casino segment EBITDA are non-GAAP measures but are used by management to measure segment profits and losses in accordance with ASC Topic 280, "Segment Reporting." Route and Casino segment EBITDA have certain limitations in that they do not take into account the impact of certain expenses, including allocation of overhead. Predecessors endeavoured to compensate for the limitations of the non-GAAP measures presented by providing the comparable GAAP measure with equal or greater prominence, financial statements prepared in accordance with generally accepted accounting principles, and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measures. The following table reconciles Segment EBITDA to net income (loss) (in thousands):

	Year Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
Segment EBITDA(2)
Slot route operations	$80,262	$75,492	$32,796	$27,892	$17,777	$12,047	$4,827
Casino operations
Nevada	23,747	17,719	43,551	29,475	16,823	11,318	16,645
Other states	29,330	34,512	30,268	30,287	36,882	19,593	20,418
Other and corporate(1)	(11,813	(8,405)	(2,700)	(16,194)	(9,614)	(10,161)	119
Depreciation and amortization	(33,941)	(38,124)	(56,405)	(57,783)	(55,426)	(28,309)	(25,673)
Interest expense, net of capitalized interest (capitalized interest of $0, $101, $873, $206, $0, $0 and $0 respectively) (Contractual interest for the year ended December 31, 2009 and the six months ended June 30, 2009 and 2010 would have been $133,555, $66,785, and $65,465, respectively, if incurred for the entire period)	(36,532)	(39,134)	(85,631)	(116,832)	(29,530)	(29,528)	(21)
Loss on impairment of assets	—	—	(72,965)	(106,271)	(7,192)	—	—
Change in value of derivatives	—	—	(16,114)	—	—	—	—
Reorganization items	—	—	—	—	(29,810)	(3,337)	(2,659)
Loss on early retirement of debt	(221)	—	—	—	—	—	—

Net income (loss)	$50,832	$42,060	$(127,200)	$(209,426)	$(60,090)	$(28,377)	$13,656

(1)
Represents non-gaming revenues, general and administrative expenses, interest income and loss on lease.

(2)
Segment EBITDA is used by management to measure segment profits and losses and consists of income from segment operations plus depreciation and amortization and is calculated before allocation of overhead.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Herbst Gaming, LLC

  Overview

        Since our formation on March 29, 2010, we have had no operations. The management's discussion and analysis of financial condition and results of operations that follows is for the Company and Predecessors.

        On the Substantial Consummation Date the Company will:

  •
  Enter into that certain credit agreement (the "Senior Secured Loan Credit Facility") under which the Senior Secured Loans will be advanced; and

  •
  Issue 100% of its membership interests and notes representing interests in the Senior Secured Loans to HGI, which will distribute such interests and Senior Secured Loans to the Lenders.

        The Company is in the process of determining the number of units of membership interests it expects to have issued and outstanding upon emergence.

        Upon the Substantial Consummation Date, we will adopt fresh start accounting in accordance with ASC 852-10-15. As a result, the value of Predecessors' assets, including intangible assets, and liabilities will be adjusted to their fair values with any excess of our enterprise value over our tangible and identifiable intangible assets and liabilities reported as goodwill on our consolidated balance sheet.

        The historical financial results of Predecessors are not indicative of our current financial condition or our future results of operations following the Substantial Consummation Date. Our future results of operations will be subject to significant business, economic, regulatory and competitive uncertainties and contingencies, some of which are beyond our control.

  Liquidity and Capital Resources

        Our cash flows will be affected by a variety of factors, many of which are outside of our control, including regulatory issues, competition, financial markets and other general business conditions. We believe that we will have sufficient liquidity through available cash, trade credit and cash flow from the properties we acquire from Predecessors to fund our cash requirements and capital expenditures for at least twelve months after the Substantial Consummation Date. We will endeavor to fund capital expenditures for maintenance of our properties through future improvements in operating results. However, we cannot assure you that we will generate sufficient income and liquidity to meet all of our liquidity requirements and other obligations as our results for future periods are subject to numerous uncertainties which may result in liquidity problems, which could affect our ability to meet our obligations while attempting to meet competitive pressures or adverse economic conditions.

        The Senior Secured Loan Credit Facility (i) will provide for $350.0 million principal amount of Senior Secured Loans, (ii) will be secured by substantially all of our assets and the assets of our existing or subsequently acquired direct or indirect subsidiaries, other than such assets that may not be pledged pursuant to applicable gaming laws, and (iii) will be guaranteed by each such subsidiary. The Senior Secured Loans will bear interest at the rate of, at our election, either (i) the London InterBank Offered Rate ("LIBOR") plus a margin of 7.0% or (ii) the alternative base rate ("Alternative Base Rate") plus a margin of 6.5%. Both LIBOR and the Alternative Base Rate will be subject to a fixed floor. The principal amount of the Senior Secured Loans will be payable on the maturity date, which shall be the earlier of the fifth anniversary of the effectiveness of the Senior Secured Loan Credit Facility (such effectiveness, the "Senior Secured Loan Closing"), or the acceleration of the Senior Secured Loans in accordance with the terms thereof.

        The Senior Secured Loan Credit Facility will include customary covenants (including financial covenants) and mandatory prepayments for these types of financings. The Senior Secured Loans may be prepaid in certain minimum amounts, subject to a prepayment fee equal to (i) if such prepayment is made prior to the first anniversary of the Senior Secured Loan Closing, 3.0% of the principal prepaid, (ii) if such prepayment is made after the first anniversary of the Senior Secured Loan Closing and on or prior to the second anniversary of the Senior Secured Loan Closing, 2.0% of the principal prepaid and (iii) if such prepayment is made after the second anniversary of the Senior Secured Loan Closing and on or prior to the third anniversary of the Senior Secured Loan Closing, 1.0% of the principal prepaid.

  Results of Operations

        Since our formation on March 29, 2010, we have had no operations.

  Off-Balance Sheet Arrangements

        We currently do not have any off-balance sheet obligations.

  Tabular Disclosure of Contractual Obligations

        We currently do not have any contractual obligations.

Predecessors

  Overview

        Predecessors are a diversified gaming company that focuses on two business lines: slot route operations and casino operations. Their route operations involve the exclusive installation and operation of approximately 6,100 slot machines as of June 30, 2010 in strategic, high traffic, non-casino locations, such as grocery stores, drug stores, convenience stores, bars and restaurants. Their casino operations consist of fifteen casinos located in Nevada, Iowa and Missouri. Other than the Sands Regency Casinos and the Primm Casinos, their casinos are operated under the "Terrible's" brand.

        Predecessors generally enter into two types of route contracts. With chain store customers, such as Albertsons, Vons, Safeway, SavOn, Smith's, and Terrible Herbst, they pay a fixed monthly fee for each location in which they place slot machines. With their street accounts, such as bars, restaurants and non-chain convenience stores, they share in the revenues on a percentage basis with the location owner. Revenues from street accounts are recorded gross of amounts share.

        Predecessors' revenues are primarily derived from gaming revenues, which include revenues from slot machines and table games. Gaming revenues are generally defined as gaming wins less gaming losses. Their largest component of revenues is from their slot machines. Promotional allowances consist primarily of food and beverages furnished gratuitously to customers. The retail value of such services is included in the respective revenue classifications and is then deducted as promotional allowances. Predecessors calculate income from operations as net revenues less total operating costs and expenses. Income from operations represents only those amounts that relate to their operations and excludes interest income, interest expense and other non-operating income and expenses. Segment EBITDA consists of income from segment operations plus depreciation and amortization, and is calculated before an allocation of overhead.

        Predecessors elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code of 1986. Under those provisions, the owners of HGI paid income taxes on HGI's taxable income. Accordingly, a provision for income taxes is not included in Predecessors' financial statements.

        Full implementation of the Plan on the Substantial Consummation Date is subject to various regulatory approvals. We cannot assure you that Predecessors will be successful in consummating the Plan. Please refer to our discussion under "Liquidity and Capital Resources—Cash Flows; Restructuring" for a more detailed discussion of the Chapter 11 Cases and the Restructuring Transactions.

  Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Route Operations

	Six Months Ended June 30, 2009		Six Months Ended June 30, 2010
	$	% of revenue	$	% of revenue
	(dollars in thousands)
Slot route revenue	$106,082	100.0%	$94,815	100.0%
Promotional allowances	(45)	0.0%	(99)	0.1%
Direct expenses	(93,990)	88.6%	(89,889)	94.8%

Route EBITDA	12,047	11.4%	4,827	5.1%
Depreciation and amortization	(8,200)	7.7%	(6,424)	6.8%
Impairment of intangibles	—	—	—	—

Income from slot route operations	$3,847	3.7%	$(1,597)	1.7%

        Route operations accounted for 27% of total revenues during the six months ended June 30, 2010 compared with 29% of total revenues for the six months ended June 30, 2009. Total revenues from route operations were $94.8 million for the six months ended June 30, 2010, a decrease of $11.3 million, or 11%, from $106.1 million for the six months ended June 30, 2009. At June 30, 2010, we were operating approximately 6,100 slot machines, which was 260 less than the approximately 6,360 we were operating as of June 30, 2009. The decrease in machines reflects the closures of some taverns, grocery and drug store chain clients and the elimination of certain underperforming route locations. These factors, coupled with general economic weakness in Nevada, contributed to the decline in route revenue in 2010.

        Route operating costs were $89.9 million, or 95% of route revenues, for the six months ended June 30, 2010, compared to $94.0 million, or 89% of route revenues, for the same period in 2009. The increase in expenses as a percentage of route revenues is due to the fixed nature of many of the route costs. Direct costs for the route operations decreased $4.1 million. The decrease in the absolute amount of route operating expenses was primarily associated with lower revenues at our participation locations of approximately $4.2 million, which are based on operating contracts that provide for a decrease in revenue share costs in proportion to revenue decline. In addition, expense reductions resulted from specific cost savings measures in payroll and related expenses of approximately $1.5 million. These expense reductions were partially offset by a contractual space lease increase of approximately $1.7 million and an additional expense of approximately $1.3 million related to a previously disclosed judgment to include interest on the unpaid claim. This case is currently under appeal.

        Primarily as a result of the issues discussed above, route EBITDA for the six months ended June 30, 2010 was $4.8 million, a decrease of $7.2 million, or 60%, from $12.0 million for the six months ended June 30, 2009.

Casino Operations

	Six Months Ended June 30, 2009		Six Months Ended June 30, 2010
	$	% of revenue	$	% of revenue
	(dollars in thousands)
Casino revenue	$232,920	100.0%	$214,958	100.0%
Promotional allowances	(34,814)	14.9%	(31,746)	14.8%
Direct expenses	(167,195)	71.8%	(146,149)	68.0%

Casino EBITDA	30,911	13.3%	37,063	17.2%
Depreciation and amortization	(19,948)	8.6%	(19,088)	8.9%
Impairment of intangibles	—	—	—	—

Income from casino operations	$10,963	4.7%	$17,975	8.3%

        Casino operations accounted for 60% of total revenues for the six months ended June 30, 2010 and 61% of revenues for the six months ended June 30, 2009. Total revenues derived from casino operations were $215.0 million for the six months ended June 30, 2010, a decrease of $17.9 million, or 8%, from $232.9 million for the six months ended June 30, 2009. The decrease is primarily attributable to the impact on the Nevada casino properties of the general economic downturn.

        Casino promotional spending was down $3.1 million, or 9%, primarily due to efficiencies in managing promotional spending. Promotional allowances were approximately 15% of revenues for the six months ended June 30, 2010 as well as for the six months ended June 30, 2009.

        Casino operating costs were $146.1 million, or 68% of revenues, for the six months ended June 30, 2010, compared to $167.2 million, or 72% of revenues, for the six months ended June 30, 2009. This decrease was primarily due to reductions of $4.1 million in variable costs of sales, $1.8 million in lower participation expenses, $1.7 million in taxes and $11.0 million in payroll and related expenses. Although a portion of the reductions were due to reduced revenue volume, a significant number of the reductions were due to specific cost reduction strategies implemented in the fourth quarter of 2009 and continuing for the first half of 2010.

        Casino EBITDA was $37.1 million for the six months ended June 30, 2010, an increase of $6.2 million, or 20%, from $30.9 million from the six months ended June 30, 2009. The increase in casino EBITDA was primarily due to the factors discussed above, most notably the reductions in casino operating costs during the six months ended June 30, 2010.

        The following paragraphs describe the results from our casino operations geographically between casinos in Nevada and those in other states.

Casino Operations—Nevada

	Six Months Ended June 30, 2009		Six Months Ended June 30, 2010
	$	% of revenue	$	% of revenue
	(dollars in thousands)
Nevada casino revenue	$161,330	100.0%	$145,043	100.0%
Promotional allowances	(26,224)	16.3%	(22,813)	15.7%
Direct expenses	(123,788)	76.7%	(105,585)	72.8%

Casino EBITDA	11,318	7.0%	16,645	11.5%
Depreciation and amortization	(14,662)	9.1%	(14,776)	10.2%
Impairment of intangibles	—	—	—	—

Income from casino operations—Nevada	$(3,344)	2.1%	$1,869	1.3%

        Nevada casino operations accounted for 41% of total revenues for the six months ended June 30, 2010 and 43% of total revenues for the six months ended June 30, 2009. Revenues derived from Nevada casino operations were $145.0 million for the six months ended June 30, 2010, a decrease of $16.3 or 10%, from $161.3 million for the six months ended June 30, 2009. The decrease is attributable primarily to reduced customer volume and spending which we attribute primarily to the general economic downturn.

        Nevada casino promotional spending was down $3.4 million, or 13%, primarily due to the result of specific efficiencies in managing promotional spending; most notably, a shift in focus from concert related events to casino related events at our Primm Casinos that resulted in approximately $3.4 million in less spending during the six months ended June 30, 2010 compared to the same period in 2009. Promotional allowances decreased from 16.3% of revenues for the six months ended June 30, 2010 to 15.7% of revenues for the six months ended June 30, 2009.

        Nevada casino operating costs were $105.6 million, or 73% of revenues, for the six months ended June 30, 2010, compared to $123.8 million, or 77% of revenues, for the six months ended June 30, 2009. The $18.2 million decrease was a result of reductions of $4.5 million in variable costs of sales, $1.3 million in lower participation expenses, $0.8 million in taxes and $9.9 million in payroll and related expenses. Although a portion of the reductions were due to the reduced revenue volume, a significant number of the reductions were due to specific cost reduction strategies implemented in the fourth quarter of 2009 and continuing for the first half of 2010.

        Depreciation and amortization expense was $14.8 million for the six months ended June 30, 2010, consistent with $14.7 million for the six months ended June 30, 2009.

        Due primarily to the reduction in Nevada casino operating costs, Nevada Casino EBITDA was $16.6 million for the six months ended June 30, 2010, an increase of $5.3 million, or 47%, from $11.3 million for the six months ended June 30, 2009.

        The Southern Nevada properties had EBITDA of $8.7 million for the six months ended June 30, 2010, up $1.7 million from the same period in 2009. The Northern Nevada properties had EBITDA of $6.3 million, up $2.0 million from the six months ended June 30, 2009. The Primm casinos had EBITDA of $1.0 million, up $1.7 million from the six months ended June 30, 2009.

Casino Operations—Other states

	Six Months Ended June 30, 2009		Six Months Ended June 30, 2010
	$	% of revenue	$	% of revenue
	(dollars in thousands)
Other states casino revenue	$71,590	100.0%	$69,915	100.0%
Promotional allowances	(8,590)	12.0%	(8,933)	12.8%
Direct expenses	(43,407)	60.6%	(40,564)	58.0%

Casino EBITDA	19,593	27.4%	20,418	29.2%
Depreciation and amortization	(5,286)	7.4%	(4,312)	6.2%
Impairment of intangibles	—	—	—	—

Income from casino operations—other states	$14,307	20.0%	$16,106	23.0%

        Casino operations in other states accounted for 20% of total revenues for the six months ended June 30, 2010 and 19% of total revenues for the six months ended June 30, 2009. Total revenues derived from casino operations located in states other than Nevada were $69.9 million, a decrease of $1.7 million from $71.6 million for the six months ended June 30, 2009. Although revenue at both our Missouri properties were stable during 2010, the revenue at our Lakeside Iowa casino continued to decline due to continued competitive pressures in the Iowa market as well as general economic weakness in the region and severe weather conditions during the first quarter of 2010.

        Other states casino operating costs decreased by $2.8 million, or 6%, to $40.6 million for the six months ended June 30, 2010, from $43.4 million for the six months ended June 30, 2009. This reduction is primarily associated with focused cost saving efforts at all three properties as well as lower variable costs in Iowa related to the decline in business, Other states casino operating costs as a percentage of total revenue decreased to 58% for the six months ended June 30, 2010, compared to 61% for the six months ended June 30, 2009.

        Depreciation and amortization expense was $4.3 million for the six months ended June 30, 2010, a decrease of $1.0 million from $5.3 million for the six months ended June 30, 2009. This decrease was associated with certain fixed assets that were fully depreciated in 2009.

        Other state casino EBITDA was $20.4 million for the six months ended June 30, 2010, an increase of $0.8 million, or 4.1%, from $19.6 million from the six months ended June 30, 2009, due primarily to the reduction in operating costs.

Other Operations and G&A

	Six Months Ended June 30, 2009		Six Months Ended June 30, 2010
	$	% of revenue	$	% of revenue
	(dollars in thousands)
Other operations—revenue	$40,258	10.6%	$45,956	12.9%
Other operations—cost of revenue	(30,684)	8.1%	(35,699)	10.0%
General and administrative	(9,993)	2.6%	(10,197)	2.9%
Depreciation and amortization	(28,309)	7.5%	(25,673)	7.2%
Restructuring costs	(9,814)	2.6%	—	—

        Revenue from other operations consists of revenue from sources such as gasoline and convenience store sales, ATM fees, pay phone charges, rental income and other miscellaneous items unrelated to route and casino operations. Our gas station operations include our gas station and convenience store located in Osceola, Iowa, the Gold Ranch and the three gas stations we acquired in connection with the Primm Casinos. Revenues from other operations were $46.0 million for the six months ended June 30, 2010 compared to $40.3 million for the six months ended June 30, 2009, an increase of $5.7 million, as a result of the significant increase in gasoline prices.

        Costs associated with other revenues were $35.7 million for the six months ended June 30, 2010 and $30.7 million for the six months ended June 30, 2008, an increase of $5.0 million associated with increased gasoline prices.

        General and administrative ("G&A") expenses were $10.2 million for the six months ended June 30, 2010, which is $0.2 million higher than $10.0 million for the six months ended June 30, 2009. Although costs remained relatively stable, G&A expenses as a percentage of revenue were 2.9% for the six months ended June 30, 2010, compared to 2.6% for the six months ended June 30, 2009.

        Depreciation and amortization expense was $25.7 million for the six months ended June 30, 2010, a decrease of $2.6 million, from $28.3 million for the six months ended June 30, 2009. This decrease was associated with a decrease in route operations depreciation expense of approximately $1.8 million, and a decrease in Midwest Casinos depreciation expense of approximately $1.0 million, each decrease related to certain fixed assets being fully depreciated in 2009.

        The Company's restructuring costs, primarily advisory and legal fees, associated with the Restructuring Transactions and the Chapter 11 Cases incurred prior to the filing of the Chapter 11

Cases are included under restructuring costs. These expenses ceased to be classified as restructuring costs on March 21, 2009, the date of the filing of the Chapter 11 Cases, as all expenses subsequent to the date of the filing of the Chapter 11 Cases are classified as reorganization items in accordance with authoritative accounting guidance.

Promotional Allowances

        Promotional allowances were $31.8 million, or 9.0% of total revenues, for the six months ended June 30, 2010, a decrease of $3.1 million, or 9%, from $34.9 million, or 9.2% of total revenues, for the six months ended June 30, 2009. The decrease was the result of a concentrated effort to efficiently manage promotional spending.

Income from Operations

        As a result of the factors discussed above, income from operations was $16.3 million for the six months ended June 30, 2010, compared to $4.4 million recorded for the six months ended June 30, 2009.

Other Expenses

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
	(dollars in thousands)
Interest expense	$(29,528)	$(21)
Reorganization items	(3,337)	(2,659)
Interest income	72	59

Total other expense	$(32,793)	$(2,621)

        Other expense was $2.6 million for the six months ended June 30, 2010, a decrease of $30.2 million from the six months ended June 30, 2009 when other expense was $32.8 million. This was primarily associated with the Chapter 11 Cases, as the Company no longer incurs contractual interest costs and instead makes certain adequate protection payments.

        Costs associated with the filing of the Chapter 11 Cases are included in Reorganization Items. Reorganization Items for the six months ended June 30, 2010 were $2.6 million, a decrease of $0.7 million, from $3.3 million for the six months ended June 30, 2010. Reorganization Items included certain professional fees that decreased by $2.6 million in 2010, partially offset by executive separation related expenses of $1.6 million and increased trustee fees of $0.3 million that were incurred for the entire 2010 period as compared to only a partial period in 2009 from the March 21, 2009 Petition Date. Reorganization Items did not begin to be recognized in the Statement of Operations in 2009 until the Petition Date, in accordance with authoritative accounting guidance.

Net Income/(Loss)

        As a result of the factors discussed above, net income for the six months ended June 30, 2010 was $13.7 million, compared to a net loss of $28.4 million recorded for six months ended June 30, 2009.

  Year 2009 Compared to Year 2008

Route Operations

	Year ended December 31, 2008		Year ended December 31, 2009
	$	% of revenue	$	% of revenue
	(dollars in thousands)
Slot route revenue	$243,635	100.0%	$200,637	100.0%
Promotional allowances	(90)	0.0	(126)	0.1
Direct expenses	(215,653)	88.5	(182,734)	91.1

Route EBITDA	27,892	11.5	17,777	8.8
Impairment of intangibles	—	—	—	—
Depreciation and amortization	(17,806)	7.3	(15,192)	7.6

Income from slot route operations	$10,086	4.2%	$2,585	1.2%

        Route operations accounted for 27% of total revenues during the year ended December 31, 2009. This was a decrease from 29% of total revenues for the year ended December 31, 2008. Total revenues from route operations were $200.6 million for the year ended December 31, 2009, a decrease of $43.0 million, or 18%, from $243.6 million for the year ended December 31, 2008. At December 31, 2009, Predecessors were operating approximately 6,200 slot machines, which was 500 less than the approximately 6,700 they were operating as of December 31, 2008. The decrease in machines reflects the closures of some taverns and grocery and drug store chain clients and the elimination of certain underperforming route locations. These factors, coupled with general economic weakness in Nevada, contributed to the decline in route revenue in 2009 compared to 2008.

        Route operating costs were $182.7 million, or 91%, of route revenues for the year ended December 31, 2009. This compares to $215.7 million, or 89%, of route revenues for the same period in 2008. The increase in the expenses as a percentage of route revenues is due to the fixed nature of many of the route costs. The decrease in the absolute amount of route operating expenses was primarily associated with the store closures discussed above and their respective space lease payments, as well as lower revenues at our participation locations, which are based on operating contracts that provide for a decrease in revenue share costs in proportion to revenue decline.

        As a result of the factors mentioned above, Route EBITDA was $17.8 million for the year ended December 31, 2009, a decrease of $10.1 million, or 36%, from $27.9 million for the year ended December 31, 2008.

Casino Operations

	Year ended December 31, 2008		Year ended December 31, 2009
	$	% of revenue	$	% of revenue
	(dollars in thousands)
Casino revenue	$474,194	100.0%	$451,429	100.0%
Promotional allowances	(63,259)	13.3	(69,662)	15.4
Direct expenses	(351,173)	74.1	(328,062	72.7

Casino EBITDA	59,762	12.6	53,705	11.9
Impairment of intangibles	(106,271)	22.4	(7,192)	1.6
Depreciation and amortization	(39,678)	8.4	(39,912)	8.8

Loss (income) from casino operations	$(86,187)	(18.2)	$6,601	1.5

        Casino operations accounted for 61% of total revenues for the year ended December 31, 2009 and 57% of total revenues for the year ended December 31, 2008. Total revenues derived from casino operations were $451.4 million for the year ended December 31, 2009, a decrease of $22.8 million, or 5%, from $474.2 million for the year ended December 31, 2008. Revenues at the Primm Casinos decreased by $12.9 million in 2009, while revenues at the other Nevada Casinos decreased by $11.9 million. These revenue decreases in Nevada were partially offset by revenue increases of $2.0 million in the Midwest Casinos.

        Overall casino expenses were $328.1 million for the year ended December 31, 2009, a decrease of $23.1 million, or 7%, from $351.2 million for the year ended December 31, 2008. Expenses at the Primm Casinos, the other Nevada Casinos and the Midwest Casinos decreased by $13.6 million, $5.8 million and $3.7 million, respectively.

        Casino EBITDA was $53.7 million for the year ended December 31, 2009, a decrease of $6.1 million, or 10%, from $59.8 million from the year ended December 31, 2008. EBITDA at the Primm Casinos and the other Nevada Casinos decreased by $6.7 million and $5.9 million, respectively. EBITDA at the Midwest Casinos increased by $6.5 million.

        The following paragraphs describe the results from Predecessors' casino operations geographically between casinos in Nevada and those in other states.

Casino Operations—Nevada

	Year ended December 31, 2008		Year ended December 31, 2009
	$	% of revenue	$	% of revenue
	(dollars in thousands)
Casino revenue	$337,006	100.0%	$312,149	100.0%
Promotional allowances	(45,193)	13.4	(52,369)	16.8
Direct expenses	(262,338)	77.8	(242,957)	77.8

Casino EBITDA	29,475	8.7	16,823	5.4
Depreciation and amortization	(28,450)	8.4	(29,361)	9.4
Impairment of intangibles	(87,071)	25.8	(7,192)	2.3

Loss from casino operations	$(86,046)	(25.5)	$(19,730)	(6.3)

        Nevada casino operations accounted for 42% of total HGI revenues for the year ended December 31, 2009 and 40% of total revenues for the year ended December 31, 2008. Revenues derived from Nevada casino operations were $312.1 million for the year ended December 31, 2009 compared with $337.0 million for the year ended December 31, 2008. The Primm Casinos and the other Nevada Casinos experienced significant economic pressures that impacted revenues at these properties.

        Nevada casino promotional spending was up $7.2 million. This was primarily attributable to an increase of $7.4 million in promotional spending related to the Primm Casinos, which was offset by a decrease of $0.2 million attributable to the other Nevada properties. The increase from the Primm Casinos was primarily in connection with an increased number of concert events and vacation getaway promotions. These events and promotions accounted for an increase of $1.4 million, $3.0 million and $2.5 million in promotional spending associated with food, rooms and concert tickets, respectively. As a percentage of revenue, promotional allowances were 16.8% for the year ended December 31, 2009 compared to 13.4% for the year ended December 31, 2008.

        Nevada casino operating costs for the year ended December 31, 2009 were $243.0 million, down $19.3 million from the year ended December 31, 2008. This was primarily associated with focused cost savings efforts deployed in 2009, including decreases in payroll and related expenses resulting from a reduction in workforce, taxes and licenses expenses and variable costs of sales related to lower revenues. As a percentage of revenue, casino operating costs were 78% for the year ended December 31, 2009 and for the year ended December 31, 2008.

        As a result of the factors mentioned above, Nevada casino EBITDA was $16.8 million for the year ended December 31, 2009 compared to $29.5 million for the year ended December 31, 2008. EBITDA decreased at all of Predecessors' casinos located in Nevada in 2009 compared to 2008, decreasing by $6.7 million at the Primm Casinos, by $4.1 million at the Sands Regency Casinos and by $1.8 million at the Southern Nevada Casinos.

        Depreciation and amortization expense was $29.4 million for the year ended December 31, 2009, an increase of $0.9 million, or 3%, from $28.5 million for the year ended December 31, 2008. This increase is attributable primarily to slot machine purchases, office furniture and computer software at the Primm Casinos.

        Operating results at the Primm Casinos have continued to decline as economic pressures have increased and competition has increased for Southern California and Southern Nevada customers. Interim impairment testing performed in the second quarter of 2008 determined that the fair value of goodwill associated with the Primm Casinos was less than the book value. Accordingly, as of June 30, 2008, Predecessors recorded a non-cash charge of $30.7 million to reduce the balance of this asset to zero. Impairment testing performed in the fourth quarter of 2008 determined that the fair value this asset was zero as of December 31, 2008. Further, annual impairment testing performed in the fourth quarter of 2009 determined that the fair value of our trademark associated with the Primm Casinos was less than its book value. Accordingly, for the year ended December 31, 2009, Predecessors recorded a non-cash charge of $3.8 million to reduce the balance of this asset to its fair value. As a result of revenue declines related to the Primm Casinos, Predecessors tested these assets for recoverability pursuant to ASC Topic 360, "Property, Plant and Equipment" ("ASC Topic 360"), in 2009. The test resulted in no impairment; however, we will continue to monitor the performance of the Primm Casinos, and, if necessary, continue to update our asset recoverability test under ASC Topic 360.

        Annual impairment testing performed in the fourth quarter of 2008 determined that the fair value of goodwill associated with the Sands Regency Casinos was less than its book value. Accordingly, Predecessors recorded a non-cash charge of $48.9 million for the year ended December 31, 2008 to reduce the balance of this asset to zero. Further, annual impairment testing performed in the fourth quarter of 2009 determined that the fair value of Predecessors' trademarks associated with the Sands Regency Casinos were less than their book value. Accordingly, for the year ended December 31, 2009, Predecessors recorded a non-cash charge of $3.4 million to reduce the balance of these assets to their fair value.

Casino Operations—Other states

	Year ended December 31, 2008		Year ended December 31, 2009
	$	% of revenue	$	% of revenue
	(dollars in thousands)
Other state casino revenue	$137,188	100.0%	$139,280	100.0%
Promotional allowances	(18,066)	13.2	(17,293)	12.4
Direct expenses	(88,835)	64.8	(85,105)	61.1

Casino EBITDA	30,287	22.0	36,882	26.5
Impairment of Intangibles	(19,200)	14.0	—	0.0
Depreciation and amortization	(11,228)	8.2	(10,551)	7.6

Loss (income) from casino operations	$(141)	(0.2)	$26,331	18.9

        Casino operations in other states accounted for 19% of total company revenues for the year ended December 31, 2009, which was up from 16% in 2008. Total revenues derived from casino operations located in states other than Nevada were $139.3 million, an increase of $2.1 million, compared to $137.2 million for the year ended December 31, 2008. The revenue increase occurred at both of the Missouri Casinos, primarily due to lower revenues in the second quarter of 2008 due to the impact of floods in the Midwest during that time. In June 2008, Mark Twain Casino was closed for two weeks and St. Jo Casino experienced a decrease in business related to the floods. Predecessors received a payment of $0.3 million under their business recovery insurance policy related to these floods in the third quarter of 2008, which partially offset the lower revenues in the second quarter in 2008. Revenues at the Lakeside Iowa Casino declined in 2009 due to continued competitive pressures in the Iowa market as well as general economic weakness in the region.

        Promotional allowances for the year ended December 31, 2009 were $17.3 million, compared to $18.1 million for the year ended December 31, 2008, a decrease of $0.8 million, or 4%. This was due primarily to a $0.6 million decrease in slot promotional expense at Lakeside Iowa Casino, related to decreased revenue at that location.

        Other states' casino operating costs were $85.1 million, or 61% of revenues, for the year ended December 31, 2009 compared to $88.8 million, or 65% of revenues, for the year ended December 31, 2008. The decrease was primarily associated with focused cost savings efforts deployed in 2009 that reduced the direct variable costs of revenue, as well as a decrease in payroll and related costs due to a reduction in workforce.

        Other states' casino EBITDA was $36.9 million for the year ended December 31, 2009, an increase of $6.6 million, or 22%, compared to $30.3 million for the year ended December 31, 2008. This was primarily due to the combination of higher revenues and focused cost savings efforts.

Other Operations and G&A

	Year ended December 31, 2008		Year ended December 31, 2009
	$	% of revenue	$	% of revenue
	(dollars in thousands)
Other operations—revenue	$116,609	14.0%	$86,285	11.7%
Other operations—cost of revenue	(94,522)	11.3%	(67,333)	9.1%
General and administrative	(21,485)	2.6%	(18,913)	2.6%
Depreciation and amortization	(57,783)	6.9%	(55,426)	7.5%
Restructuring costs	(17,717)	2.1%	(9,814)	1.3%

        Revenue from other operations consists of revenue from sources such as gasoline and convenience store sales, ATM fees, pay phone charges, rental income and other miscellaneous items unrelated to route and casino operations. Predecessors' gas station operations include a gas station and convenience store located in Osceola, Iowa; a gas station and convenience store at the Gold Ranch property in Verdi, Nevada; and three gas stations at the Primm Casinos. Revenues from other operations were $86.3 million for the year ended December 31, 2009 compared to $116.6 million for the year ended December 31, 2008, a decrease of $30.3 million. This was primarily due to decreases in gasoline prices and gasoline gallons sold in 2009.

        Costs associated with other revenues were $67.3 million, or 78% of revenues from other operations, for the year ended December 31, 2009, compared to $94.5 million, or 81% or revenues from other operations, for the year ended December 31, 2008, a decrease of $27.2 million. The decreased costs were primarily related to the decrease in gasoline costs.

        G&A expenses decreased by $2.6 million, or 12%, from $21.5 million for the year ended December 31, 2008 to $18.9 million for the year ended December 31, 2009. This was primarily due to reduced corporate level payroll and related costs resulting from a reduction in workforce associated with focused cost savings initiatives deployed. G&A expenses as a percentage of total revenue were comparable at 2.6% for the years ended December 31, 2009 and 2008.

        Depreciation and amortization expense was $55.4 million for the year ended December 31, 2009, a decrease of $2.4 million, or 4%, from $57.8 million for the year ended December 31, 2008. This decrease was due to lower route operations depreciation related to software related fixed assets.

        Predecessors' restructuring costs, primarily advisory and legal fees, associated with the Restructuring Transactions and the Chapter 11 Cases incurred prior to the filing of the Chapter 11 Cases are included under "restructuring costs." Costs associated with the restructuring process after the filing of the Chapter 11 Cases are included in "reorganization items." Restructuring costs were $9.8 million for the year ended December 31, 2009, a decrease of $7.9 million, or 45%, from $17.7 million for the year ended December 31, 2008. Restructuring costs ceased to be classified as restructuring costs on March 21, 2009, the date of the filing of the Chapter 11 Cases, as all expenses subsequent to the date of the filing of the Chapter 11 Cases are classified as reorganization items in accordance with authoritative accounting guidance.

Impairment Charges

        In 2008, Predecessors recorded impairment charges to reduce the value of intangible assets associated with the Primm Casinos, the Sands Regency Casinos and Lakeside Iowa Casino, and in 2009, Predecessors recorded impairment charges to reduce the value of intangible assets associated with the Primm Casinos and the Sands Regency Casinos. Annual impairment testing performed in the fourth quarter of 2009 determined that the fair value of goodwill associated with the Primm Casinos was at book value, resulting in no impairment charge related to this goodwill for 2009. This compares with an impairment charge of $30.7 million in 2008, to bring balance of goodwill to zero based on interim impairment testing performed in the second quarter of 2008. Annual impairment testing performed in the fourth quarter of 2009 determined that the fair value of Predecessors' trademark associated with the Primm Casinos was less than its book value. Accordingly, for the year ended December 31, 2009 Predecessors recorded an impairment charge of $3.8 million to reduce the balance of this trademark to its fair value. This compares with an impairment charge of $7.5 million in 2008 to bring the balance of this trademark to its fair value based on impairment testing performed in the fourth quarter of 2008.

        Annual impairment testing performed in the fourth quarter of 2009 determined that the fair value of goodwill associated with the Sands Regency Casinos was at book value, resulting in no impairment charge related to goodwill for 2009, compared to an impairment charge of $48.9 million in 2008 required to bring the balance of this goodwill to zero based on impairment testing performed in the fourth quarter of 2008. Annual impairment testing performed in the fourth quarter of 2009 determined that the fair value of our trademarks associated with the Sands Regency Casinos was less than the book value. Accordingly, for the year ended December 31, 2009, Predecessors recorded impairment charges of $3.4 million to reduce the balance of these assets to their fair value. This compares with no impairment charges related to these trademarks in 2008, based on impairment testing performed in the fourth quarter of 2008.

        Annual impairment testing performed in the fourth quarter of 2009 determined that the fair value of the Lakeside Iowa Casino license rights was at book value. Accordingly, there were no impairment charges for these assets for the year ended December 31, 2009. This compares to impairment charges of $19.2 million in 2008 to bring the balance of these license rights to fair value based on impairment testing performed in the fourth quarter of 2008.

Promotional Allowances

        Promotional allowances were $69.8 million, or 9.5% of total revenues, for the year ended December 31, 2009, an increase of $6.5 million, or 10%, from $63.3 million, or 7.6% of total revenues, for the year ended December 31, 2008. This was primarily attributable to an increase of $7.4 million in promotional spending related to the Primm Casinos, which was offset by a decrease of $0.9 million attributable to Predecessors' other properties. The increase from the Primm Casinos were primarily in connection with an increased number of concert events and vacation getaway promotions. These events and promotions accounted for an increase of $1.4 million, $3.0 million and $2.5 million in promotional spending associated with food, rooms and concert tickets, respectively.

Loss from Operations

        As a result of the factors discussed above, loss from operations was $0.9 million for the year ended December 31, 2009, compared to a loss of $93.5 million for the year ended December 31, 2008.

Other Expenses

	Year ended December 31, 2008	Year ended December 31, 2009
	(dollars in thousands)
Interest expense (Contractual interest for the year ended December 31, 2009 would have been $133,555 if incurred for the entire period)	$(116,832)	$(29,530)
Reorganization items	—	(29,810)
Interest income	921	161

Total other income (expense)	$(115,911)	$(59,179)

        Other expenses were $59.2 million for the year ended December 31, 2009, a decrease of $56.7 million from expenses of $115.9 million for the year ended December 31, 2008. As a result of the filing of the Chapter 11 Cases, Predecessors ceased accruing contractual interest expenses following March 21, 2009, the Petition Date, and instead makes certain adequate protection payments. As a result, interest expense decreased by $87.3 million in 2009 compared to 2008. Additionally, upon the filing of the Chapter 11 Cases, Predecessors began incurring reorganization item expenses. For the year ended December 31, 2009, Predecessors' reorganization item expenses comprised $12.4 million in legal, advisory and trustee fees incurred in connection with the Restructuring Transactions and the Chapter 11 Cases and $17.4 million in adjustments to value the liabilities subject to compromise at the allowed claim amount in conjunction with the oral confirmation of the Plan from the Bankruptcy Court on October 30, 2009, which oral confirmation was subsequently confirmed by the Order of the Bankruptcy Court entered on January 22, 2010.

Net Loss

        As a result of the factors discussed above, net loss for the year ended December 31, 2009 was $60.1 million compared to net loss of $209.4 million recorded for year ended December 31, 2008.

  Year 2008 Compared to Year 2007

Route Operations

	Year ended December 31, 2007		Year ended December 31, 2008
	$	% of revenue	$	% of revenue
	(dollars in thousands)
Slot route revenue	$276,946	100.0%	$243,635	100.0%
Promotional allowances	(64)	0.0	(90)	0.0
Direct expenses	(244,086)	88.1	(215,653)	88.5

Route EBITDA	32,796	11.9	27,892	11.5
Impairment of intangibles	(3,165)	1.1	—	—
Depreciation and amortization	(21,979)	7.9	(17,806)	7.3

Income from slot route operations	$7,652	2.9%	$10,086	4.2%

        Route operations accounted for 29% of total revenues during the year ended December 31, 2008. This was a decrease from 33% of total revenues for the year ended December 31, 2007. Total revenues from route operations were $243.6 million for the year ended December 31, 2008, a decrease of $33.3 million, or 12%, from $276.9 million for the year ended December 31, 2007. At December 31, 2008, Predecessors were operating approximately 6,700 slot machines, which was 500 less than the approximately 7,200 they were operating as of December 31, 2007. The decrease in machines reflects these factors, the elimination of certain underperforming route locations as well as closures of some grocery and drug store chain clients. These factors, coupled with general economic weakness in Nevada contributed to the decline in route revenue in 2008 compared to 2007.

        Route operating costs were $215.7 million, or 89%, of route revenues for the year ended December 31, 2008. This compares to $244.1 million, or 88%, of route revenues for the same period in 2007. This $28.4 million decrease in route operating expenses in 2008 was associated with a decrease of approximately $11.5 million in space lease expenses that were contractually agreed to in the prior year in connection with the enactment of a smoking ban in Nevada, as well as a decrease in expenses associated with lower revenues at Predecessors' participation locations, which are based on operating contracts that provide for a decrease in revenue share costs in proportion to revenue decline. Additional expense reductions resulted from the elimination of underperforming locations referenced above. Route operating costs include a reserve for a litigation contingency recorded in 2008.

        As a result of the factors mentioned above, Route EBITDA was $27.9 million for the year ended December 31, 2008, a decrease of $4.9 million, or 15%, from $32.8 million for the year ended December 31, 2007.

Casino Operations

	Year ended December 31, 2007		Year ended December 31, 2008
	$	% of revenue	$	% of revenue
	(dollars in thousands)
Casino revenue	$473,248	100.0%	$474,194	100.0%
Promotional allowances	(64,177)	13.6	(63,259)	13.3
Direct expenses	(335,252)	70.8	(351,173)	74.1

Casino EBITDA	73,819	15.6	59,762	12.6
Impairment of intangibles	(69,800)	14.7	(106,271)	22.4
Depreciation and amortization	(34,081)	7.2	(39,678)	8.4

Loss from casino operations	$(30,062)	(6.4)	$(86,187)	(18.2)

        Casino operations accounted for 57% of total revenues for the year ended December 31, 2008 and 56% of total revenues for the year ended December 31, 2007. Total revenues derived from casino operations were $474.2 million for the year ended December 31, 2008, an increase of $0.9 million, or 0.1%, from $473.2 million for the year ended December 31, 2007. Results for 2008 include the Primm Casinos for the entire year, compared to nine months in 2007. The Primm Casinos contributed an increase of $21.3 million in gross revenues for the full year of operations in 2008 as compared to the partial year of operations in 2007. This increase, however, was offset by a decline of $15.8 million in revenues, or 8.8%, from the other Nevada Casinos and a decline of $4.5 million, or 3%, in revenues from the Midwest Casinos, in each case for the year ended December 31, 2008 as compared to the year ended December 31, 2007.

        Overall casino expenses for the year ended December 31, 2008, as compared to the 2007 fiscal year, increased primarily due to the inclusion of the Primm Casinos for the full year. Increased costs and expenses of $26.8 million were directly associated with a full quarter of operations in 2008 that was not included in 2007 due to the fact that the Primm Casinos were acquired by the Company in April 2007. This increase was offset in part by a decrease in costs and expenses of $0.9 million, and $9.9 million, respectively, for the Midwest Casinos and other Nevada casinos.

        As a result of the factors mentioned above, Casino EBITDA was $59.8 million for the year ended December 31, 2008, a decrease of $14.0 million, or 19%, from $73.8 million from the year ended December 31, 2007. The Primm Casinos EBITDA results from the casino segment were mixed for the 2007 and 2008 years. The addition of the Primm Casinos provided much of the year-over-year increase as the results are included in 2007 only for nine months; however, EBITDA from the Primm Casinos in 2008 was significantly below the 2007 Primm Casinos results. The other Nevada casinos produced lower EBITDA results for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The Midwest Casinos produced similar EBITDA results for the years ended December 31, 2008 and December 31, 2007.

        We address the above mentioned EBITDA results more fully in the segment discussions below.

        The following paragraphs divide the results from Predecessors' casino operations geographically between casinos in Nevada and those in other states.

Casino Operations—Nevada

	Year ended December 31, 2007		Year ended December 31, 2008
	$	% of revenue	$	% of revenue
	(dollars in thousands)
Casino revenue	$331,517	100.0%	$337,006	100.0%
Promotional allowances	(42,459)	12.8	(45,193)	13.4
Direct expenses	(245,507)	74.1	(262,338)	77.8

Casino EBITDA	43,551	13.1	29,475	8.7
Depreciation and amortization	(22,765)	6.7	(28,450)	8.4
Impairment of intangibles	(36,500)	11.0	(87,071)	25.8

Loss from casino operations	$(15,714)	(4.7)	$(86,046)	(25.5)

        Nevada casino operations accounted for 40% of Predecessors' total revenues for the year ended December 31, 2008 and 39% of total revenues for the year ended December 31, 2007. Revenues derived from Nevada casino operations were $337.0 million for the year ended December 31, 2008 compared with $331.5 million for the year ended December 31, 2007. The net increase is primarily due to the inclusion of revenue from the Primm Casinos for the full year in 2008. Revenues increased by $21.3 million for the Primm Casinos for the year ended December 31, 2008 as compared to the year ended December 31, 2007, when the Primm Casinos' results are included only for nine months. However, revenues decreased by $15.8 million for the other Nevada casinos as economic pressures impacted revenues across the state.

        Nevada casino promotional spending was up $2.7 million. This was primarily due to the Primm Casinos' full year activities, offset in part by decreases of promotional spending of $1.2 million for the other Nevada Casinos. As a percentage of revenue, promotional allowances were 13.4% for the year ended December 31, 2008 compared to 12.8% for the year ended December 31, 2007.

        Nevada casino operating costs for the year ended December 31, 2008 were $262.3 million, up $16.8 million from the year ended December 31, 2007. This was primarily due to the inclusion of the Primm Casinos as of April 10, 2007 resulting in cost increases for the year ended December 31, 2008. The increases were associated with payroll and related expenses, taxes and licenses expenses, utilities and variable costs of sales related revenue increases. The increase in Nevada casino operating costs was offset in part by reductions to variable costs of sales related to revenue decreases, lower staffing levels and reduced gaming taxes for the other Nevada casinos.

        As a result of the factors mentioned above, Nevada casino EBITDA was $29.5 million for the year ended December 31, 2008 compared to $43.6 million for the year ended December 31, 2007. This was mostly a result of EBITDA decreases at the Primm Casinos and Sands Regency Casinos, which were impacted significantly by the economic decline.

        Depreciation and amortization expense was $28.5 million for the year ended December 31, 2008, an increase of $5.7 million, or 25%, from $22.8 million for the year ended December 31, 2007. The increase was primarily associated with the Primm Acquisition in April 2007 and reflects a final purchase price adjustment in the first quarter of 2008 to the estimated depreciation and amortization expense associated with the Primm Casinos.

        Operating results at the Primm Casinos have continued to decline as economic pressures have increased and competition has increased for Southern California and Southern Nevada customers. Annual impairment testing performed in the fourth quarter of 2007 as well as interim testing performed in the second quarter of 2008 determined that the fair value of goodwill associated with the Primm Casinos was less than the book value. Accordingly, for the years ended December 31, 2007 and

2008, Predecessors recorded non-cash charges of $36.5 million and $30.7 million, respectively, to reduce the balance of this asset to zero. Further, annual impairment testing performed in the fourth quarter of 2008 determined that the fair value of Predecessors' trademark associated with the Primm Casinos was less than its book value. Accordingly, for the year ended December 31, 2008, Predecessors recorded a non-cash charge of $7.5 million to reduce the balance of this asset to its fair value. As a result of revenue declines related to the Primm Casinos, Predecessors tested these assets for recoverability pursuant to SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in 2008. The test resulted in no impairment; however, we will continue to monitor the performance of the Primm Casinos and, if necessary, continue to update our asset recoverability test under SFAS 144. The total impairment charges associated with the Primm Casinos were $38.2 million for 2008.

        Annual impairment testing performed in the fourth quarter of 2008 determined that the fair value of goodwill associated with the Sands Regency Casinos was less than the book value. Accordingly, Predecessors recorded a non-cash charge of $48.9 million for the year ended December 31, 2008 to reduce the balance of this asset to zero.

Casino Operations—Other states

	Year ended December 31, 2007		Year ended December 31, 2008
	$	% of revenue	$	% of revenue
	(dollars in thousands)
Other state casino revenue	$141,731	100.0%	$137,188	100.0%
Promotional allowances	(21,718)	15.3	(18,066)	13.2
Direct expenses	(89,745)	63.3	(88,835	64.8

Casino EBITDA	30,268	21.4	30,287	22.0
Impairment of Intangibles	(33,300)	23.5	(19,200)	14.0
Depreciation and amortization	(11,316)	8.0	(11,228)	8.2

Loss from casino operations	$(14,348)	(10.1)	$(141)	(0.2)

        Casino operations in other states accounted for 16% of total company revenues for the year ended December 31, 2008, which is down from 17% in 2007. Total revenues derived from casino operations located in states other than Nevada were $137.2 million, a decrease of $4.5 million, compared to $141.7 million for the year ended December 31, 2007. The decline in revenue was exclusively at the Lakeside Iowa Casino, which was affected by continued competitive pressures in the Iowa market as well as general economic weakness in the region. Results at the two Missouri properties were not impacted by these issues: 2008 results at the St. Jo Casino were in line with 2007 and the Mark Twain Casino had stronger revenue in 2008 than 2007 due primarily to a smoking ban in Illinois that was enacted in 2008 (the Mark Twain Casino's closest customer market is Quincy, Illinois).

        Promotional allowances for the year ended December 31, 2008 were $18.1 million compared to $21.7 million for the year ended December 31, 2007, a decrease of $3.6 million or 17%. This was due primarily to a $4.2 million decrease in slot promotional expenses exclusively at the Lakeside Iowa Casino due to decreased revenue at that location.

        Other state casino operating costs were $88.8 million, or 65% of revenues, for the year ended December 31, 2008 compared to $89.7 million, or 63% of revenues, for the year ended December 31, 2007. The net decrease in operating costs was attributable to the reduction of variable costs of sales associated with lower revenues, partially offset by an increase in health and dental insurance expenses. The increase in health and dental insurance costs resulted from an error in the placement of the stop loss policy that was part of the self-insurance program at the three riverboat casinos in the Midwest.

The additional exposure related to the placement of an incorrect stop loss policy resulted in additional expense in 2008 of approximately $2.8 million compared to 2007.

        Operating results at Lakeside Iowa Casino continued to decline as economic pressures continued and competition intensified in the Iowa market. Annual impairment testing performed in the fourth quarter of 2007 and 2008, as well as interim testing performed in the second quarter of 2008, determined that the fair value of the Lakeside Iowa Casino license rights was less than the book value. Accordingly, for the year ended December 31, 2007 Predecessors recorded a non-cash charge of $33.3 million and for the year ended December 31, 2008 Predecessors recorded non-cash charges totalling $19.2 million to reduce the balance of this asset to its fair value.

        Other state casino EBITDA was $30.3 million for the year ended December 31, 2008, which was consistent with EBITDA results for the year ended December 31, 2007 that totalled $30.3 million.

Other Operations and G&A

	Year ended December 31, 2007		Year ended December 31, 2008
	$	% of revenue	$	% of revenue
	(dollars in thousands)
Other operations—revenue	$98,987	11.7%	$116,609	14.0%
Other operations—cost of revenue	(80,184)	9.4%	(94,522)	11.3%
General and administrative	(22,983)	2.7%	(21,485)	2.6%
Depreciation and amortization	(56,405)	6.6%	(57,783)	6.9%
Restructuring costs	—		(17,717)	2.1%

        Revenue from other operations consists of revenue from sources such as gasoline and convenience store sales, ATM fees, pay phone charges, rental income and other miscellaneous items unrelated to route and casino operations. Predecessors' gas station operations include a gas station and convenience store located in Osceola, Iowa; a gas station and convenience store at the Gold Ranch property in Verdi, Nevada; and three gas stations acquired with the Primm Casinos. Revenues from other operations were $116.6 million for the year ended December 31, 2008 compared to $99.0 million for the year ended December 31, 2007, an increase of $17.6 million. This was primarily due to a $22.3 million increase in gas station and convenience store revenues at the Primm Casinos, reflecting a full year of operations. This was offset in part by decreases of $3.0 million and $2.1 million, respectively, in gas station and convenience store revenues at the Lakeside Iowa Casino and Gold Ranch properties. The change is a result of volatility in gasoline prices.

        Costs associated with other revenues were $94.5 million for the year ended December 31, 2008 and $80.2 million for the year ended December 31, 2007, an increase of $14.3 million. This was associated with a $19.7 million increase in gas station and convenience store costs at the Primm Casinos based on a full year of operations. This was offset in part by decreases of $3.1 million and $2.2 million, respectively, in gas station and convenience store costs at the Lakeside Iowa Casino and Gold Ranch properties, which experienced decreased costs associated with decreased revenues.

        G&A expenses decreased by $1.5 million, or 6.5%, from $23.0 million for the year ended December 31, 2007 to $21.5 million for the year ended December 31, 2008. This was primarily associated with expenses paid in 2007 in connection with the acquisition of the Primm Casinos of approximately $2.5 million. G&A expenses in 2008 decreased due to reduced payroll and related costs. G&A expenses as a percentage of total revenue were 2.6% for the year ended December 31, 2008 as compared to 2.7% for the year ended December 31, 2007.

        Depreciation and amortization expense was $57.8 million for the year ended December 31, 2008, an increase of $1.4 million, or 2.5%, from $56.4 million for the year ended December 31, 2007.

Depreciation and amortization expense reflects a final purchase price adjustment in the first quarter of 2008 to the estimated depreciation and amortization expense associated with the Primm Casinos and the Sands Regency Casinos.

        During the year ended December 31, 2008, Predecessors also incurred costs associated with the restructuring process. These costs were $17.7 million for the year ended December 31, 2008 and were primarily related to legal and advisory fees.

Impairment Charges

        As discussed above, Predecessors recorded impairment charges in 2007 and 2008, to reduce the value of intangible assets associated with the Primm Casinos, the Sands Regency Casinos and the Lakeside Iowa Casino. Annual impairment testing performed in the fourth quarter of 2007 as well as interim testing performed in the second quarter of 2008 determined that the fair value of goodwill associated with the Primm Casinos was less than the book value. Accordingly, for the years ended December 31, 2007 and 2008 Predecessors recorded non-cash charges of $36.5 million and $30.7 million, respectively, to reduce the balance of this asset to zero. Further, annual impairment testing performed in the fourth quarter of 2008 determined that the fair value of Predecessors' trademark associated with the Primm Casinos was less than its book value. Accordingly, for the year ended December 31, 2008 Predecessors recorded a non-cash charge of $7.5 million to reduce the balance of this asset to its fair value.

        Annual impairment testing performed in the fourth quarter of 2008 determined that the fair value of goodwill associated with the Sands Regency Casinos was less than the book value. Accordingly, Predecessors recorded a non-cash charge of $48.9 million for the year ended December 31, 2008 to reduce the balance of this asset to zero.

        Annual impairment testing performed in the fourth quarter of 2007 and 2008, as well as interim testing performed in the second quarter of 2008, determined that the fair value of the Lakeside Iowa Casino license rights was less than the book value. According, for the year ended December 31, 2007 Predecessors recorded a non-cash charge of $33.3 million and for the year ended December 31, 2008 Predecessors recorded non-cash charges totalling $19.2 million to reduce the balance of this asset to its fair value.

Promotional Allowances

        Promotional allowances were $63.3 million, or 7.6% of total revenues, for the year ended December 31, 2008, a decrease of $0.9 million, or 1.4%, from $64.2 million, or 7.5% of total revenues, for the year ended December 31, 2007. This was primarily due to lower promotional spending of $3.7 million, $0.3 million, and $0.9 million, at the Lakeside Iowa Casino, Sands Regency Casinos and Southern Nevada Casinos, respectively. The decreases were offset in part by increased promotional spending at the Primm Casinos of $3.9 million.

Loss from Operations

        As a result of the factors discussed above, loss from operations was $93.5 million for the year ended December 31, 2008, an increase of $62.4 million from loss of $26.9 million for the year ended December 31, 2007. The loss for the year ended December 31, 2008 included a $30.7 million impairment charge to goodwill at the Primm Casinos, an $7.5 million impairment charge to the Primm trademark, a $48.9 million impairment charge to the goodwill at the Sands Regency Casinos, a $19.2 million impairment charge to the gaming license at the Lakeside Iowa Casino and $17.7 million in costs (primarily legal and advisory fees) associated with Predecessors' restructuring process.

Other Expenses

	Year ended December 31, 2007	Year ended December 31, 2008
	(dollars in thousands)
Interest Expense	$(85,631)	$(116,832)
Change in value of derivative	(16,115)	—
Interest Income	1,481	921

Total Other income (expense)	$(100,265)	$(115,911)

        Other expense was $115.9 million for the year ended December 31, 2008, an increase of $15.6 million from expenses of $100.3 million for the year ended December 31, 2007. This increase was primarily a result of interest costs increasing from $85.6 million for the year ended December 31, 2007 to $116.8 million for the year ended December 31, 2008 due to higher average outstanding debt balances for 2008 as well as a higher average borrowing rate on floating rate debt. Predecessors' debt increased from $1.1 billion at December 31, 2007 to $1.2 billion at December 31, 2008.

Net Loss

        As a result of the factors discussed above, net loss for the year ended December 31, 2008 was $209.4 million compared to net loss of $127.2 million recorded for year ended December 31, 2007.

Contractual Obligations

        The following table summarizes Predecessors' contractual obligations as of December 31, 2009.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	(in thousands)
Contractual obligations:
Long term debt included in liabilities subject to compromise(1)	$1,158,846	$1,158,846	$—	$—	$—
Estimated interest payments(2)	128,505	128,505	—	—	—
Operating leases	389,092	63,630	87,920	47,352	190,190

Total contractual cash obligations	$1,676,443	$1,350,981	$87,920	$47,352	$190,190

(1)
Please refer to "Liquidity and Capital Resources—Cash Flows; Restructuring" for a description of the treatment in the Plan of liabilities subject to compromise.

(2)
Estimated interest for variable rate debt is based on rates at December 31, 2009 and assumes contractual interest for a one year period on long-term debt that, as of December 31, 2009, was classified as liabilities subject to compromise for which interest is no longer accrued or paid. This table does not give effect to the adequate protection payments pursuant to the cash collateral order or the Plan.

Critical Accounting Policies

        The preparation of our and Predecessors' financial statements requires management to adopt accounting policies and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company and Predecessors prepare financial statements in conformity with accounting principles generally accepted in the United States of America. Our business and industry is highly regulated. The majority of our revenue is counted in the form of cash, chips and tokens and therefore is not subject to any significant or complex estimation procedures.

        Predecessors have determined that the following accounting policies and related estimates are critical to the preparation of their consolidated financial statements:

Long-Lived Assets

        Predecessors have a significant investment in long-lived property and equipment and lease acquisition costs. Significant accounting policies that affect the reported amounts for these assets include the determination of the assets' estimated useful life, evaluation of the assets' recoverability and the likelihood of technological obsolescence. Predecessors estimate useful lives for property and equipment based on historical experience and estimates of products' commercial lives. Significant incremental costs associated with the acquisition of location leases are capitalized and amortized using the straight-line method over the term of the related leases, which range from 1 to 20 years. Should the actual useful life of an asset differ from the estimated useful life, future operating results could be positively or negatively affected. Predecessors review useful lives, obsolescence, and assess commercial viability of these assets periodically.

        Predecessors assess the recoverability of long-lived assets when circumstances indicate that the carrying amount of an asset may not be fully recoverable. If undiscounted expected cash flows to be generated by a long-lived asset or asset group are less than its carrying amount, Predecessors record an impairment to write down the long-lived asset or asset group to its estimated fair value. However, fair value in Fresh Start accounting will be based on appraisal or market value based on valuation models and as such the Fresh Start valuation process could result in valuations different from Predecessors' historical recorded net book value. An adverse change to the estimate of these undiscounted future cash flows could necessitate an impairment charge that could adversely affect operating results.

Goodwill and Intangible Assets

        Predecessors have a significant investment in goodwill and other intangible assets on their consolidated balance sheet as of December 31, 2009. The purchase price of an acquisition is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The estimated fair values of the assets acquired pursuant to the Grace Acquisition, Sands Regency Acquisition and Primm Acquisition, a substantial portion of which consisted of intangible assets comprised of license rights, were determined by management after considering various information including an independent appraisal. To the extent that the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired, such excess is allocated to goodwill.

        Predecessors review the investment in goodwill and license rights for impairment annually, and between annual tests if events occur or circumstances change that would, more likely than not, reduce the fair value below the amount reflected in the balance sheet. These evaluations of goodwill and license rights require the use of estimates about future operating results of each reporting unit to determine their estimated fair value. Changes in forecasted operations can materially affect these estimates. Once impairment of goodwill or other intangible assets has been recorded, it cannot be reversed. An adverse change to the estimate of these future cash flows could necessitate an impairment charge that could adversely affect operating results. In Fresh Start accounting, all intangible assets and goodwill of Predecessors will be adjusted to measured fair value and as such, subject to measurement at that value for potential future impairment charges.

        Based on impairment testing in the fourth quarter of 2009, Predecessors recorded non-cash charges totalling $7.2 million related to impairment of certain indefinite lived intangible assets. Annual impairment testing performed in the fourth quarter of 2009 determined that the fair value of goodwill associated with the Primm Casinos was at book value, resulting in no impairment charge related to this goodwill for 2009. Annual impairment testing performed in the fourth quarter of 2009 determined that the fair value of our trademark associated with the Primm Casinos was less than its book value. Accordingly, for the year ended December 31, 2009, Predecessors recorded an impairment charge of $3.8 million to reduce the balance of this trademark to its fair value.

        Annual impairment testing performed in the fourth quarter of 2009 determined that the fair value of goodwill associated with the Sands Regency Casinos was at book value, resulting in no impairment charge related to goodwill for 2009. Annual impairment testing performed in the fourth quarter of 2009 determined that the fair value of Predecessors' trademarks associated with the Sands Regency Casinos was less than the book value. Accordingly, for the year ended December 31, 2009 Predecessors recorded impairment charges of $3.4 million to reduce the balance of these trademarks to their fair value.

        Annual impairment testing performed in the fourth quarter of 2009 determined that the fair value of Predecessors' Lakeside Iowa Casino license rights was at book value. Accordingly, there were no impairment charges for these assets for the year ended December 31, 2009.

Liquidity and Capital Resources

Cash Flows Restructuring

        Predecessors are currently operating as reorganized debtors under Chapter 11 of the Bankruptcy Code and pursuant to the Plan, which became effective on Effective Date. The Plan will not be fully implemented until the Substantial Consummation Date. Pursuant to the Plan certain payments were made on or shortly after the Effective Date, including payment of allowed priority claims, certain allowed secured claims and allowed general unsecured claims, in some cases with interest from the Petition Date, as described in the Plan and the Second Amended Disclosure Statement to Accompany the Plan filed with the Bankruptcy Court on August 7, 2009.

        The Substantial Consummation Date is also subject to the satisfaction or waiver of the following conditions: (i) none of the Debtors or the Lenders shall be in material breach of the Plan; (ii) the Bankruptcy Court shall have authorized the assumption and rejection of certain contracts of Debtors and (iii) all documents necessary to implement the transactions contemplated by the Plan shall be in form and substance reasonably acceptable to the reorganized company and the Requisite Lenders. The Plan provides that, from the Effective Date through the Substantial Consummation Date, the Debtors will continue to be managed by the current officers and directors.

        Due to the occurrence and continuation of events of default, the amounts outstanding under the HGI Credit Facility and the indentures pursuant to which the Subordinated Notes were issued are immediately due and payable, subject to an automatic stay of any action to collect, assert or recover a claim against Predecessors under applicable bankruptcy law. Based on the filing of the Chapter 11 Cases, the entire balance outstanding under the HGI Credit Facility and all of the amounts outstanding under the indentures pursuant to which the Subordinated Notes were issued are included in liabilities subject to compromise at March 31, 2010. Predecessors classify liabilities subject to compromise as a long-term liability.

        The current outstanding balance under the HGI Credit Facility is $833 million. The Plan provides, in part, that the Lenders will receive 100% of the equity of the Company, and that the Company will issue $350 million in Senior Secured Loans to the Lenders.

        Prior to the filing of the Chapter 11 Cases, interest accrued on borrowings under the HGI Credit Facility based on a floating rate. This floating rate was based upon a variable interest rate (a base rate or LIBOR, at Predecessors' option) plus a leverage grid-based spread. Predecessors' average floating rate on debt incurred under the HGI Credit Facility was 12.5% as of June 30, 2010. However, based on the filing of the Chapter 11 Cases, after the Petition Date Predecessors did not make payments under the HGI Credit Facility, other than certain adequate protection payments, as provided in the Final Order Approving the Amended and Restated Stipulation Authorizing Use of Cash Collateral by

Debtors and Granting Adequate Protection, which was entered by the Bankruptcy Court on May 21, 2009 and remained in effect until the Effective Date (the "Cash Collateral Order"). Contractual interest for the year ended December 31, 2009 and the six months ended June 30, 2009 and 2010 would have been $133.6 million, $66.8 million, and $65.5 million, respectively, if incurred for the entire period.

        The Cash Collateral Order provided for adequate protection payments to be made to the Lenders during the period commencing on the Petition Date and ending on the Effective Date in the amount of the Debtors' cash and cash equivalents in excess of $100 million (measured as of the last day of each fiscal quarter and to be paid on the 30th day thereafter) reduced by certain unpaid restructuring costs, as well as costs and expenses of the professionals retained by the administrative agent. Based on Predecessors' cash and cash equivalents as of December 31, 2009 and taking into account the required Effective Date payments described in Note 1 of Notes to Consolidated Financial Statements included in the Herbst Gaming, Inc. Audited Consolidated Financial Statements. See "Item 15. Financial Statements and Exhibits." Predecessors made an adequate protection payment of $1.1 million on February 5, 2010. Additionally, under the Plan, between the Effective Date and the Substantial Consummation Date Predecessors will make adequate protection payments to the Lenders in the amount of the Debtors' cash and cash equivalents in excess of $100 million (measured initially as of the end of the third full calendar month following the Effective Date, and then as of the end of every third full calendar month thereafter, and paid 30 days thereafter). Accordingly, Predecessors made an adequate protection payment of $23.8 million on June 30, 2010 and payments totalling $25.0 million during the first six months of 2010.

        Predecessors expect to fund existing operations and capital needs during the restructuring from operating cash flow and cash on hand, although that may be insufficient. Predecessors' cash on hand at June 30, 2010 was $114.2 million. Capital expenditures for the first six months of 2010 were $12.9 million and Predecessors' expect to spend an additional $13 million during the remainder of 2010. There can be no assurance that Predecessors' cash flow will be adequate to meet anticipated working capital requirements and capital expenditures for existing operations.

  Operating Activities

        For the six months ended June 30, 2010, operating activities provided $35.1 million in cash flows on $13.7 million in net income compared to $26.3 million in cash flows on $28.4 million in net losses for the six months ended June 30, 2009. The increase in cash flows resulted from a decline in operating costs in both of Predecessors' operating segments as well as a decrease in cash required related to restructuring expenses and cash interest paid as a result of the Chapter 11 Cases. Based on the filing of the Chapter 11 Cases, Predecessors do not make payments under the HGI Credit Facility. Instead, Predecessors made an adequate protection payment of $1.1 million in February of 2010, and $23.8 million in June of 2010, as noted below in the discussion of Financing Activities, pursuant to the Cash Collateral Order, which remained in effect until the Effective Date.

  Investing Activities and Capital Expenditures

        For the six months ended June 30, 2010, Predecessors used net cash of $12.8 million for investing activities primarily related to capital expenditures of $12.9 million.

        Capital expenditures for the remainder of the year are anticipated to be approximately $13 million, consisting of maintenance capital expenditures. However, to the extent that Predecessors' results of operations do not provide sufficient cash, some of the capital expenditures may be delayed in order to preserve short-term liquidity.

  Financing Activities

        For the six months ended June 30, 2010, Predecessors used net cash of $25.0 million for financing activities related to adequate protection payments required by the Cash Collateral Order. There were no cash flows provided by or used in financing activities in the first six months of 2009.

        From the Petition Date to the Effective Date Predecessors were subject to the Cash Collateral Order that called for periodic sweeps of its cash in excess of $100 million to be paid to the Lenders. Based on Predecessors' cash and cash equivalents as of December 31, 2009 and taking into account the required Effective Date payments described in Note 1 of Notes to Condensed Consolidated Financial Statements (Unaudited), Predecessors made adequate protection payments totalling $24.8 million during the first six months of 2010. Additionally, under the Plan, between the Effective Date and the Substantial Consummation Date Predecessors will make adequate protection payments to the Lenders in the amount of the Debtors' cash and cash equivalents in excess of $100 million (measured initially as of the end of the third full calendar month following the Effective Date, and then as of the end of every third full calendar month thereafter, and paid 30 days thereafter).

        At June 30, 2010, Predecessors' liabilities subject to compromise included approximately $160.0 million of outstanding principal amount of Predecessors' 8.125 Notes and $170.0 million of outstanding principal amount of Predecessors' 7% Notes. After giving effect to indebtedness under Predecessors' Subordinated Notes and borrowings under the HGI Credit Facility, Predecessors' total liabilities subject to compromise were approximately $1.2 billion at June 30, 2010.

        There were no distributions to stockholders in the first six months of 2010. Predecessors do not expect to make cash payments for stockholder distributions for the remainder of 2010.

Recently Issued Accounting Standards

        In April 2010, the Financial Accounting Standards Board issued authoritative accounting guidance for companies that generate revenue from gaming activities that involve base jackpots, which requires companies to accrue for a liability at the time the company has the obligation to pay the jackpot and record such obligation as a reduction of gaming revenue accordingly. The guidance is effective for interim and annual reporting periods beginning on or after December 15, 2010. Base jackpots are currently not accrued for by the Company until it has the obligation to pay such jackpots. As such, the application of this guidance will not have a material effect on the Company's financial condition, results of operations or cash flows.

        A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, we have not yet determined the effect, if any, that the implementation of such proposed standards would have on Predecessors' consolidated financial statements.

Industry and Market Data

        This report includes market and industry data that we obtained from Predecessors' research, studies conducted by third party sources that we believe to be reliable and industry and general publications published by third parties and, in some cases, management estimates based on industry and other knowledge. We have not independently verified any of the data from third party sources, and we make no representation as to the accuracy of such information. While we believe internal company estimates are reliable and market definitions are appropriate, they have not been verified by any independent sources, and we make no representations as to the accuracy of such estimates.

Quantitative and Qualitative Disclosures About Market Risk

        We will be exposed to market risk, primarily related to interest rate exposure of our debt obligations that are expected to bear interest based on floating rates. The interest on the Senior Secured Loan Credit Facility to be entered into on the Substantial Consummation Date is expected to be based on a floating rate (Alternative Base Rate or LIBOR), plus a leverage grid-based variable amount. It is expected that interest on the Senior Secured Loans contemplated by the Plan will also be based on a floating rate (Alternative Base Rate or LIBOR) plus a stated amount.

Fresh Start Reporting

        Upon consummation of the Plan, the accounting for HGI's assets and liabilities, as reported in the subsequent financial statements of the Company, may materially change. As of the Substantial Consummation Date, we anticipate that we will be required to adopt the "fresh start" provisions of ASC 852-10-15, which require that all assets and liabilities be recorded at their fair values, as of such Substantial Consummation Date. Certain of these values may differ materially from the values recorded on the condensed consolidated balance sheet as of June 30, 2010 included elsewhere in this Registration Statement. Additionally, the Company's results of operations after the application of fresh start reporting will not be comparable to HGI's results of operations for the previous periods. The Company may also choose to make other changes in accounting practices and policies as of the Substantial Consummation Date. For all these reasons, the Company's consolidated financial statements for periods subsequent to the Substantial Consummation Date will not be comparable to HGI's prior periods.

ITEM 3.    PROPERTIES.

        The Company does not currently own any property; however, upon the Substantial Consummation Date, we expect to acquire from Predecessors the following principal properties:

Nevada

Company Headquarters and Warehouse.

        Predecessors lease a four-acre site in Las Vegas and, pursuant to that lease, own the 50,000 square-foot building where Predecessors' executive offices and operational headquarters are located. This facility houses executive and administrative offices and is used for sub-assembly and warehouse space for slot route operations. The lease between The Herbst Family Limited Partnership II, a Nevada limited partnership, and Predecessors ends on June 30, 2017, with options to renew the lease for five additional successive terms of ten years each. Pursuant to the Plan, this lease is expected to be modified to permit for early termination by either party with six months written notice effective as of the Substantial Consummation Date and assumed by and assigned to the Company on the Substantial Consummation Date.

Office Space and Convenience Store.

        Predecessors lease a three-acre site and a 50,000 square-foot building where their employment center and purchasing department are located. The lease between Herbst Grandchildren's Trust, a trust governed under the laws of the State of Nevada and a related party, and Predecessors ends on November 27, 2012, with options to renew the lease for five additional successive terms of ten years each. Pursuant to the Plan, this lease is expected to be modified effective as of the Substantial Consummation Date and assumed by and assigned to the Company on the Substantial Consummation Date.

Terrible's Searchlight.

        Predecessors lease the space in which Terrible's Searchlight is located in Searchlight, Nevada. The space is leased from Terrible Herbst, Inc. and the lease ends on June 30, 2022, with options to renew the lease for five additional successive terms of ten years each, contingent on Terrible Herbst, Inc. renewing its lease of the property from an unrelated third party. Pursuant to the Plan, this lease is expected to be assigned to and assumed by the Company on the Substantial Consummation Date.

Terrible's Las Vegas.

        Predecessors own the ten-acre site in Las Vegas on which Terrible's Las Vegas is located, consisting of a 28,000 square-foot casino with 329 guest rooms. Upon the Substantial Consummation Date we expect to acquire this property.

Terrible's Town Pahrump.

        Terrible's Town Pahrump in Pahrump, Nevada, which is approximately 60 miles from Las Vegas, comprises an approximately 30,000 square-foot building on approximately three acres. Predecessors lease the land from The Herbst Family Limited Partnership, a Nevada limited partnership and a related party. The lease expires on June 30, 2011. Pursuant to the Plan, this lease is expected to be assumed by and assigned to the Company on the Substantial Consummation Date.

Terrible's Lakeside Nevada.

        Predecessors own the land in Pahrump, Nevada on which Terrible's Lakeside Nevada, an approximately 8,000 square-foot casino on 30 acres, is located. Upon the Substantial Consummation Date we expect to acquire this property.

Terrible's Town Henderson.

        Predecessors lease the land and building on which Terrible's Town Henderson is located in Henderson, Nevada from an unrelated third party. The lease ends on February 9, 2014, with options to renew the lease for five additional successive terms of ten years each. Predecessors own a 0.8-acre lot adjacent to Terrible's Town Henderson that we are holding for possible future development. Pursuant to the Plan, this lease is expected to be assumed by and assigned to the Company on the Substantial Consummation Date. Upon the Substantial Consummation Date we expect to acquire this lot.

Gold Ranch.

        Predecessors lease the land on which Gold Ranch is located in Verdi, Nevada from an unrelated third party. The lease ends on January 1, 2022, with an option to renew the lease for four additional successive terms of five years each. Pursuant to the Plan, this lease is expected to be assumed by and assigned to the Company on the Substantial Consummation Date.

Sands.

        Sands in Downtown Reno, Nevada has approximately 853 rooms, 29,000 square feet of gaming space and approximately 12,000 square feet of convention and meeting space. The buildings that house the Sands sit on approximately 10.5 acres in downtown Reno. This land is owned by Predecessors and we expect to acquire it on the Substantial Consummation Date.

Dayton Casino.

        Dayton Casino is located in Dayton, Nevada. Predecessors own the building that houses the Dayton Casino and the 4.5 acres of real property on which the Dayton Casino is located, as well as a building and 0.5 acres of real property directly across the street which housed a small tavern that is not currently operating. We expect to acquire this property on the Substantial Consummation Date.

Rail City.

        Predecessors own the land and building on which Rail City is located in Sparks, Nevada. Rail City is approximately 30,000 square feet and the property is approximately 7.5 acres. We expect to acquire this property on the Substantial Consummation Date.

Primm Casinos

        Predecessors lease (from an unrelated party) approximately 170 acres of land on which Buffalo Bill's, Whiskey Pete's and Primm Valley are located in Primm, Nevada. The lease ends on June 30, 2043, with an option to renew the lease for one additional twenty-five year term. Pursuant to the Plan, this lease is expected to be assumed by and assigned to the Company on the Substantial Consummation Date.

Midwest Casinos

Lakeside Casino Iowa.

        Predecessors own the land in Osceola, Iowa on which certain facilities of Lakeside Iowa Casino are located, including the all-suite hotel, convention facilities, RV park and convenience store and own an additional 121 acres of land adjacent to or nearby the casino. Upon the Substantial Consummation Date we expect to acquire this property. Predecessors lease the use of West Lake and certain real estate surrounding West Lake from the City of Osceola, Iowa. This lease expires on May 19, 2014. Pursuant to the Plan, this lease is expected to be assumed by and assigned to the Company on the Substantial Consummation Date.

Mark Twain Casino.

        Predecessors own the land in LaGrange, Missouri on which certain facilities of Mark Twain Casino are located, and own an additional 14 acres of land adjacent to or nearby the casino. Upon the Substantial Consummation Date, we expect to acquire this property.

St. Jo Casino.

        Predecessors own the land in St. Joseph, Missouri on which certain facilities of St. Jo Casino are located, and own an additional 72 acres of land adjacent to or nearby the casino. Upon the Substantial Consummation Date, we expect to acquire this property.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        The Company was created to acquire the businesses of Predecessors. We have not yet issued any equity securities. In accordance with the Restructuring Transactions, on the Substantial Consummation Date, we will acquire various interests of Predecessors in exchange for our membership interests and Senior Secured Loans, which will be distributed to the Lenders. See "Item 1. Business—Chapter 11 Reorganization." Although we cannot say with certainty at this time the amount of Common Units any creditor will hold on the Substantial Consummation Date, it is expected that an entity managed by SPH Manager, LLC ("SPH Manager") will beneficially own greater than approximately 10% of the Common Units of the Company while funds managed by Highland Capital Management, L.P. ("Highland") will beneficially own greater than approximately 5% of the Company's Common Units as of the Substantial

Consummation Date. Such percentages are approximate and subject to change as a result of the continuing bankruptcy proceedings and consummation of the Plan.

Name and Address	Percentage of Outstanding Common Units(1)
SPH Manager, LLC(2)(3)	Greater than 10%
Highland Capital Management(4)(5)	Greater than 5%
David D. Ross(6)	*
Ferenc Szony(6)	*
Don Kornstein(6)	*
Thomas Benninger(6)	*
Scott Henry(6)	*
Michael Rumbolz(6)	*
All executive officers and directors as a group (6 persons)	*

*
On the Substantial Consummation Date, 5% of our Common Units, on a fully-diluted basis, will be reserved for issuance as grants of equity, restricted equity, options, or similar equity awards in connection with a Management and Director Equity Incentive Program.

(1)
We have not yet issued any membership interests. Therefore, percentages of outstanding Common Units are approximate and subject to change as a result of the continuing bankruptcy proceedings and consummation of the Plan.

(2)
The address of SPH Manager, LLC is c/o Silver Point Capital, L.P., 2 Greenwich Plaza, Greenwich, CT 06830.

(3)
SPH Manager is the manager of SPH Investment, LLC ("SPH Investment"), an entity that holds an investment in the Common Units. Silver Point Capital Fund, L.P. and Silver Point Capital Offshore Fund, Ltd. (together, the "Funds") directly or indirectly hold non-voting equity interests in SPH Investment and, as a result, hold an economic interest in the Common Units. SPH Manager holds the voting equity interests in SPH Investment and, as a result, holds voting control over, and may be deemed to be the beneficial owner of, the Common Units held by SPH Investment on behalf of the Funds. Messrs. Edward A. Mulé and Robert J. O'Shea are the sole members and sole managing members of SPH Manager and, as a result, hold voting control over, and may be deemed to be the beneficial owners of, the Common Units held by SPH Investment on behalf of the Funds. Each of SPH Manager, SPH Investment, the Funds, Mr. Mulé and Mr. O'Shea declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

(4)
The address of Highland is 13455 Noel Rd, Suite 800, Dallas, Texas 75240.

(5)
Highland acts as an investment adviser to, and manages investment and trading accounts of, other persons and may be deemed, through investment advisory contracts or otherwise, to beneficially own securities owned by other persons. Strand Advisors, Inc. is the general partner of Highland and may be deemed to beneficially own securities owned by Highland. James D. Dondero is the President and a director of Strand Advisors, Inc.

  and may be deemed to beneficially own securities owned by Strand Advisors, Inc. Each of Highland, Strand Advisors, Inc. and Mr. Dondero declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

(6)
The address of such person is c/o Herbst Gaming, 3440 West Russell Road, Las Vegas, Nevada 89118.

ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS.

        Set forth below are the names, ages, positions, and biographical information of our directors and executive officers.

Name	Age	Position
David D. Ross	46	Chief Executive Officer, Director
Ferenc Szony	54	President

        David D. Ross will serve as Chief Executive Officer. Mr. Ross currently serves as Predecessors' Chief Operating Officer/Gaming and as a member of the Office of the Chief Executive Officer. Prior to joining Predecessors, Mr. Ross spent 25 years with Coast Casinos, a division of Boyd Gaming Corp., serving in a variety of management positions. Most recently, he served as Coast Casinos' Chief Operating Officer from 2004 to 2008. Mr. Ross earned a B.A. in Business Management from the University of Nevada, Las Vegas and a M.S. in Hotel Administration from the University of Nevada, Las Vegas.

        Mr. Ross will also be a member of the Board of Directors of the Company ("Board of Directors" or "Board"). Mr. Ross was selected to be a member of the Board due to his extensive leadership experience at Coast Casinos and extensive experience in developing and operating gaming and hospitality properties in Las Vegas. Mr. Ross's particular qualifications and operational, financial and strategic skills strengthen the Board's collective knowledge and capabilities.

        Ferenc Szony will serve as President of the Company. Mr. Szony currently serves as President of Predecessors. Mr. Szony was previously the President and Chief Executive Officer of the Sands from 1997 until its acquisition by Predecessors in January 2007. Prior to joining the Sands, Mr. Szony served in several executive positions within the Hilton Hotel Corporation, last serving as President at the Reno Hilton Resort from 1994 to 1997.

        On the Substantial Consummation Date, our Board of Directors will consist of the following people:

Name	Age	Position
David D. Ross	46	Director, Chief Executive Officer
Don Kornstein	58	Director, Chair
Thomas Benninger	42	Director
Scott Henry	45	Director
Michael Rumbolz	56	Director

        Don R. Kornstein founded and has served as the managing member of the strategic, management and financial consulting firm Alpine Advisors, LLC since March 2002. Mr. Kornstein currently serves as a non-executive director on the Board of Gala Coral Group, a gaming company based in the United Kingdom, and has served as a director of Circuit City Stores, Inc. since June 2008. From August 2006 to July 2008, Mr. Kornstein served as chair of the Board of Directors of Bally Total Fitness Corporation ("Bally") as well as Chief Restructuring Officer from May 2007 to October 2007, during which time Mr. Kornstein structured and implemented a pre-packaged plan of reorganization pursuant to Chapter 11 of the Bankruptcy Code, which was a prerequisite to the purchaser's acquisition of Bally. While at Bally, Mr. Kornstein was also the chair of the CEO search committee, chair of the compensation committee and member of the audit committee and the nominating/corporate governance committee. From July 2006 to August 2008, Mr. Kornstein served, with Mr. Rumbolz, as a director of Cash Systems, Inc., a public company that provides cash checking, credit and debit card cash advance, and ATM solutions principally to the gaming industry. In addition, Mr. Kornstein served as a co-advisor to Cash Systems, Inc. in connection with the sale of Cash Systems, Inc. to a strategic buyer in August 2008. From July 2003 to March 2005, Mr. Kornstein served as a director of Shuffle Master, Inc. ("Shuffle Master"), a public company that develops, manufactures and markets automatic card shufflers for use with card based table games. While serving as a director of Shuffle Master, Mr. Kornstein also served as a member of the audit, compensation, and governance committees. From September 1994 to April 2000, Mr. Kornstein served as Chief Executive Officer, President and Director of Jackpot Enterprises, Inc., a company listed on the New York Stock Exchange ("NYSE") engaged in the gaming industry through the operation of over 5,000 devices in a variety of retail establishments and casinos. From 1977 until 1994, Mr. Kornstein was an investment banker and Senior Managing Director of Bear, Stearns & Co. Inc. Mr. Kornstein earned his B.A. from the University of Pennsylvania and his M.B.A. from Columbia University Graduate School of Business.

        Mr. Kornstein was selected to be Chair of the Board of Directors based on the depth and breadth of his restructuring, casino and slot management experiences. Mr. Kornstein is particularly skilled in identifying opportunistic refinancing opportunities and implementing restructurings. Together with his knowledge of corporate strategy and shareholder value enhancement, Mr. Kornstein's qualifications strengthen the Board's collective knowledge and capabilities.

        Thomas M. Benninger is currently serving as a member of the Board of Directors of Squaw Valley Ski Corporation and a director of the DAPER Investment Fund, a co-investment fund with the Stanford Management Company for the benefit of the Stanford Athletic Department. From June 2008 to March 2010, Mr. Benninger served as chair of the Board of Managers of Tropicana Entertainment Holdings, LLC. Mr. Benninger is a founding managing general partner of Global Leveraged Capital ("GLC"), a private merchant banking firm which provides restructuring advisory services to creditors, debtors and sponsors. Prior to forming GLC, from 2001 to 2006 Mr. Benninger was global head of Restructuring and head of the Growth Capital Group at UBS Investment Bank ("UBS"). He also served on the UBS North American Executive Management Committee. Mr. Benninger earned his B.A. and M.B.A. from Stanford University and holds a gaming license in Nevada, Mississippi and Louisiana with final licensing pending in New Jersey and Indiana.

        Mr. Benninger was selected to be a member of the Board of Directors because of his particular knowledge and expertise in a number of areas including finance, restructuring and management of gaming companies. Mr. Benninger's experience on various boards, including the board of a reorganized casino, will provide the Board with valuable insight. In addition, his prior experience as an investment banker specializing in restructuring will strengthen the Board's collective knowledge and capabilities.

        Scott D. Henry served in senior executive roles at Las Vegas Sands Corp. ("Las Vegas Sands") a NYSE-listed company engaged in the operation and development of integrated gaming-hotel resorts in Las Vegas, Nevada and Bethlehem, Pennsylvania in the US, and in Macau, SAR China and Singapore in Asia from September 2004 to April 2009. He held the position of Senior Vice President—Finance from June 2006 to April 2009, and Chief Financial Officer and Senior Vice President from September 2004 to June 2006. During his tenure at Las Vegas Sands, Mr. Henry was responsible for all aspects of corporate finance, including raising capital and financing activities, as well as all investor, Wall Street and financial community relationships and communications. Mr. Henry was also jointly responsible for all treasury functions (including cash management), and all financial planning, budgeting and analysis of existing operations and business development opportunities. Prior to joining Las Vegas Sands Corp., Mr. Henry was an investment banker for over 17 years and was responsible for providing strategic advisory, capital raising and financing services to businesses in the Gaming, Hospitality and Leisure, Telecommunications, Media and Technology and Real Estate industries. He held the title of Managing Director in the investment banking department at ABN Amro, ING Barings and Prudential Securities, and held the title of Vice President of investment banking at Salomon Brothers Inc. Mr. Henry earned his B.S. from Syracuse University School of Management and has been granted gaming licenses in Nevada and Pennsylvania.

        Mr. Henry was selected to be a member of the Board of Directors because of his particular knowledge and experience in a number of areas, including, financial planning and analysis, capital markets and operating and developing gaming and hospitality properties. Mr. Henry also brings to the Board extensive experience in corporate finance and business development. Together with his various leadership positions at companies in the gaming and hospitality and investment banking industries, Mr. Henry's qualifications and skills strengthen the Board's collective knowledge and capabilities.

        Michael Rumbolz is a managing director of Acme Gaming, LLC, a consulting company providing development, merger, acquisition, strategic planning, legal and compliance services to various businesses. Currently, Mr. Rumbolz is an independent corporate strategy advisor to Global Cash Access, a provider of cash access products and related services for the gaming industry. Mr. Rumbolz is also serving as a member of the Management Committee of Seminole Hard Rock International, LLC and is chair of its Compensation and Governance Committee. Mr. Rumbolz is also a member of the Board of Trustees of the non-profit Nathan Adelson Hospice and chair of the board of its Center for Compassionate Care. Since January 2000, Mr. Rumbolz has served as a member of the Board of Directors of Employers Insurance Group, (EIG-NYSE), where he has served as chair of the Finance Committee and currently serves as chair of the Compensation Committee. From January 2005 to September 2008, Mr. Rumbolz served as chair and chief executive officer of Cash Systems, Inc. (CKNN-Nasdaq) and provider of cash access services to the casino industry, during the same period that Mr. Kornstein served as a director of Cash Systems, Inc. From May 2000 to July 2001, Mr. Rumbolz was appointed and served as vice chair of the Board of Directors of Casino Data Systems (CSDS-Nasdaq) and from June 1995 to March 2000, he held the positions of president and chief executive officer at Anchor Gaming, (SLOT-Nasdaq). From late 1992 until June 1995, Mr. Rumbolz served as director of Corporate Development for Circus Circus Enterprises, Inc. From 1989 to early 1992, Mr. Rumbolz served in various executive positions for Trump Casinos. Mr. Rumbolz also held certain government positions that dealt with the gaming regulatory system, including Chief Deputy Attorney General for Southern Nevada in 1983 and as the board member in charge of the Enforcement and Special Investigations Division of the Nevada State Gaming Control Board in 1985 and later as the chair and executive director for the agency. Mr. Rumbolz earned his B.A. and graduated with honors from the University of Nevada, Las Vegas and earned a J.D. from the University of Southern California. Mr. Rumbolz has also previously held gaming licenses in Nevada, Iowa and Missouri, all three of Predecessors' operating jurisdictions.

        Mr. Rumbolz was selected to be a member of the Board of Directors due to his extensive gaming and regulatory experience, including his position as Chief Deputy Attorney General for Southern Nevada and his roles as both Member and Chairman of the State of Nevada Gaming Control Board. In addition, Mr. Rumbolz also brings to the Board expertise in business development and strategic planning. Together with his experience as an executive officer at various gaming and hospitality properties, Mr. Rumbolz's qualifications and skills strengthen the Board's collective knowledge and capabilities.

ITEM 6.    EXECUTIVE COMPENSATION.

        We currently pay no compensation to our executive officers. The Board of Directors of the Company does not yet have a compensation committee, however after the Substantial Consummation Date the Board expects to form (i) a governance, compliance and nomination committee, (ii) a compensation committee, (iii) an audit committee, and (iv) a gaming compliance committee. We expect each of these committees to be composed of three independent directors.

        Following the Substantial Consummation Date, the Board will evaluate and consider the fees payable to members of the Board and committees of the Board. We currently expect director compensation to consist of an annual retainer of approximately $50,000, equity interests in the Company with a value of approximately $35,000 and meeting fees in the amount of $2,500 per meeting if the director attends in-person and $500 if the director attends telephonically. The chair of the Board is expected to receive additional annual compensation in the amount of $15,000 and equity interests in the Company with a value of $7,000. Members of the audit committee are expected to receive an annual retainer of $15,000 and members of other committees of the Board are expected to receive an annual retainer of $10,000. During the period prior to the Substantial Consummation Date, to-be-appointed directors are expected to receive a pro rated portion of the annual retainer, including the additional retainer payable to the chair-elect and fees for attending meetings.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Director Independence

        David Ross, as Predecessors' Chief Operating Officer/Gaming, our Chief Executive Officer and a member of the Board of Directors, does not qualify as an "independent director" as that term is defined under current rules of the NYSE. None of our securities will be listed on the NYSE or any other securities exchange, nor is there any current intention to list any of our securities in the foreseeable future. Each of our other directors are expected to qualify as an "independent director" as that term is defined under the current rules of the NYSE.

ITEM 8.    LEGAL PROCEEDINGS.

        The Company is not a party to any litigation.

ITEM 9.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED EQUITY HOLDER MATTERS.

  (a)
  Market Information

        We have not yet issued any membership interests. Therefore, there is currently no established public trading market for our membership interests, and there are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in our membership interests. On the Substantial Consummation Date, there will be outstanding membership interests. We have not agreed with any security holder to register any of our membership interests for sale by any security holder. Our membership interests are being issued pursuant to the Plan, and none of our membership interests is being publicly offered by us.

  (b)
  Holders

        We have not yet issued any membership interests. On the Substantial Consummation Date, we anticipate that there will be approximately 150 holders of record of our membership interests.

  (c)
  Distributions

        We do not make, and do not anticipate making in the foreseeable future, any distributions on our membership interests. We expect that the Senior Secured Loans will restrict our ability to declare or make distributions on our membership interests.

ITEM 10.    RECENT SALES OF UNREGISTERED SECURITIES.

        We have not yet issued any securities.

ITEM 11.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        The securities to be registered are the membership interests of the Company, referred to in this Registration Statement as "Common Units." The rights of the Common Units will be set forth in the limited liability company agreement of the Company ("Operating Agreement"). The following description of the rights of holders of Common Units is a summary and is qualified in its entirety by reference to the Operating Agreement, which is incorporated into this Registration Statement by reference. We have a filed a copy of the Operating Agreement as an exhibit to this Registration Statement.

Rights to Receive Allocations of Net Income and Loses; Distributions; Distributions in Liquidation

        Holders of Common Units share proportionally in the net income or loss of the Company and are entitled to receive distributions from the Company. Upon liquidation, the holders of Common Units may be entitled to any remaining assets of the Company after accounting for (i) the costs and expenses of the winding up, liquidation and termination of the Company, (ii) payment to creditors of the Company, and (iii) the necessary reserves have been established to meet any and all contingent and unforeseen liabilities or obligations of the Company.

Voting Rights

        The Common Units are the only membership interests of the Company with voting rights. Holders of Common Units are entitled to vote one vote for each Common Unit held. Holders of Common Units are entitled to vote on the election of the directors of the Company and vote on any and all matters that would require the approval of shareholders of a corporation organized under Chapter 78 of the Nevada Revised Statutes.

Management of the Company

        The Company is managed by the board of directors which has exclusive and complete authority and discretion to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company. Any action authorized by the board of directors will constitute an act of and serve to bind the Company. Authorized actions by the board of directors requires an affirmative vote of a majority of the directors present at a meeting at which at least a majority of the entire board of directors is present.

Transfer Restrictions

        No transfer of Common Units will be effective without the consent of the board of directors (except to one or more permitted transferees).

        Additionally, unless waived in whole or in part by the board of directors, no transfer of all or any portion of membership interest in the Company may be made unless the following conditions have been met:

  •
  Transferor has delivered a fully executed copy of all documents relating to the transfer and the transferee (i) agrees to be bound by the terms of the Operating Agreement and any terms imposed by the board of directors and (ii) assume all obligations of the transferor under the Operating Agreement;

  •
  The board of directors is reasonably satisfied that (i) the transfer will not alter or terminate the Company's current Federal income tax treatment, (ii) the transfer will not violate applicable Federal, state or non-United States securities laws, rules or regulations, (iii) the transfer will not cause some or all of the assets of the Company to be "plan assets" of the investment activity of the Company to constitute "prohibited transactions" under the Employee Retirement Income Security Act of 1974 or the Internal Revenue Code of 1986, as amended, (iv) the transferee has obtained all necessary gaming licenses and (v) the transfer will not cause the Company to be an investment company required to be registered under the Investment Company Act of 1940, as amended.

        All transfers of Common Units are subject to the approval of the gaming authorities in Nevada, Missouri, and Iowa.

Amendments to Company's Operating Agreement

        Subject to certain limited exceptions, the Company's Operating Agreement cannot be amended to (i) disproportionately increase the liability of any holder of Common Units; (ii) disproportionately decrease any holder of Common Unit's interest in net income or other items of income or gain and distributions; or (iii) disproportionately increase the liability of any holder of Common Unit's interest in net loss or items of deduction or loss, without prior consent of each holder of Common Unit disproportionately adversely affected.

ITEM 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Company is governed by Chapter 86 of the Nevada Revised Statutes, which we refer to in this Registration Statement as the Nevada LLC Act. Section 86.411 of the Nevada LLC Act generally provides that a limited liability company may indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except derivative suits, by reason of the fact that such person is or was a manager, member, employee or agent of the limited liability company, or is or was serving at the request of the limited liability company as a manager, member, employee or agent of another enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding, if such person acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the limited liability company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        In the case of a derivative suit, Section 86.421 of the Nevada LLC Act provides that a limited liability company may indemnify any person who is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the limited liability company to procure a judgment in its favor by reason of the fact that the person is or was a manager, member, employee or agent of the enterprise, or is or was serving at the request of the limited liability company as a manager, member, employee or agent of another enterprise, against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by such person in connection with the defense or settlement of the action or suite, if such person acted in good faith and in a manner in which he reasonably believed to be in, or not opposed to, the best interests of the limited liability company, except that indemnification may not be made in the case of a derivative suit in respect of any claim as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the limited liability company or for amounts paid, unless and only to the extent it is determined by the court that such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

        Section 86.431 of the Nevada LLC Act provides generally that a limited liability company shall indemnify a manager, member, employee or agent of the limited liability company against expenses, including attorneys' fees, to the extent that such person has been successful on the merits or otherwise in defense of any of the actions, suits or proceedings described above.

        Section 86.441 of the Nevada LLC Act provides that the articles of organization, the operating agreement or a separate agreement made by the limited liability company may provide that the expenses of members and managers incurred in defending a civil or criminal action, suit or proceeding must be paid by the limited liability company as they are incurred and in advance of the final disposition, upon receipt of an undertaking by or on behalf of the manager or member to repay the amount if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the company.

        Section 86.451 of the Nevada LLC Act provides that any indemnification or advancement of expenses authorized in or ordered by a court pursuant to any of the Sections set forth above, does not exclude any other rights to which such person seeking indemnification or advancement of expenses may be entitled under the articles of organization or any operating agreement, vote of members or disinterested managers, if any, or otherwise, for an action in the person's official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to Section 86.421, set forth above, or for the advancement of expenses made pursuant to Section 86.441, set forth above, may not be made to or on behalf of any member or manager if a final adjudication establishes that the member's or the manager's acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. In addition, the statute provides that such indemnification continues for any such person who has ceased to be a member, manager, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

        Section 86.461 of the Nevada LLC Act provides that a limited liability company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a member, manager, employee or agent of the limited liability company, or is or was serving at the request of the limited liability company as a manager, member, employee or agent of another enterprise, for any liability asserted against him and liability and expenses incurred by him in such capacity, or arising out of his status as such, whether or not the limited liability company has the authority to indemnify him against such liability and expenses.

        Section 86.471 of the Nevada LLC Act provides that in the absence of fraud the decision of the limited liability company as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to Section 86.461, set forth above, and the choice of the person to provide the insurance or other financial arrangement is conclusive and such insurance or other financial arrangement is not void or voidable and does not subject any manager or member approving it to personal liability for the approval, even if a manager or member approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

        Finally, Section 86.371 of the Nevada LLC Act generally provides that, unless otherwise provided in the articles of organization or an agreement signed by the member or manager to be charged, no member or manager of a limited liability company is individually liable for the debts or liabilities of the limited liability company.

        The Operating Agreement for the Company provides that the Company shall indemnify and hold harmless the directors, managers, officers, agents and employees of the Company and the tax matters partner and each of its directors, officers, agents, employees, shareholders, partners and members from and against any loss, expense, damage or injury suffered or sustained by them, by reason of any acts, omissions or alleged acts or omissions arising out of their activities on behalf of the Company or in furtherance of the interests of the Company, including but not limited to any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim if the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claims are based were not a result of fraud, gross negligence or willful misconduct by such indemnified party.

        In addition, the Operating Agreement provides that expenses (including attorneys' fees) incurred by such indemnified party in a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding; provided that if such indemnified party is advanced such expenses and it is later determined that he was not entitled to indemnification with respect to such action, suit or proceeding, then he will reimburse the Company for such advances.

ITEM 13.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

        See "Item 15. Financial Statements and Exhibits."

ITEM 14.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

        None.

ITEM 15.    FINANCIAL STATEMENTS AND EXHIBITS.

  (a)
  Financial Statements:

  (b)
  Exhibits

Exhibit Number	Exhibit Description
2.1	Joint Plan of Reorganization
3.1	Articles of Organization of the Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Herbst Gaming, Inc. and Subsidiaries
Las Vegas, Nevada

        We have audited the accompanying consolidated balance sheets of Herbst Gaming, Inc. and subsidiaries (Debtor-in-Possession) ("HGI") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of HGI's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. HGI is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of HGI's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Herbst Gaming, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, HGI filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code on March 22, 2009. The accompanying consolidated financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show (1) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (2) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (3) as to stockholder accounts, the effect of any changes that may be made in the capitalization of HGI; or (4) as to operations, the effect of any changes that may be made in its business.

        The accompanying consolidated financial statements have been prepared assuming that HGI will continue as a going concern. As discussed in Note 1 to the financial statements, HGI's recurring losses from operations, stockholders' capital deficiency, and voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code filed on March 22, 2009, raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada
March 31, 2010

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Consolidated Balance Sheets

(in thousands)

	December 31
	2008	2009
Assets
Current assets
Cash and cash equivalents	$105,990	$116,894
Accounts receivable, net	4,470	2,599
Notes and loans receivable	436	955
Prepaid expenses	16,566	14,405
Inventory	4,219	4,396

Total current assets	131,681	139,249
Property and equipment, net	547,002	517,063
Lease acquisition costs, net	15,068	14,746
Due from related parties	1,450	868
Other assets, net	24,124	6,373
Intangibles, net	211,668	202,474
Goodwill	3,255	3,255

Total assets	$934,248	$884,028

Liabilities and stockholders' deficit
Current liabilities
Current portion of long-term debt	$1,176,330	$—
Accounts payable	14,179	18,474
Accrued interest	41,672	—
Accrued expenses	28,086	20,415

Total current liabilities	1,260,267	38,889
Long-term debt, less current portion	—	—
Other liabilities	2,136	2,628
Liabilities subject to compromise	—	1,230,756
Commitments and contingencies (Note 13)
Stockholders' deficit
Common stock (no par value; 2,500 shares authorized; 300 shares issued and outstanding)	2,368	2,368
Additional paid-in-capital	1,631	1,631
Accumulated deficit	(332,154)	(392,244)

Total stockholders' deficit	(328,155)	(388,245)

Total liabilities and stockholders' deficit	$934,248	$884,028

See notes to consolidated financial statements.

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Consolidated Statements of Operations

(in thousands)

	Year Ended December 31,
	2007	2008	2009
Revenues
Route operations	$276,946	$243,635	$200,637
Casino operations	473,248	474,194	451,429
Other—non gaming	98,987	116,609	86,285

Total revenues	849,181	834,438	738,351
Less promotional allowances	(64,241)	(63,349)	(69,788)

Net revenues	784,940	771,089	668,563
Costs and expenses
Route operations	244,086	215,653	182,734
Casino operations	335,252	351,173	328,062
Depreciation and amortization	56,405	57,783	55,426
General and administrative	22,983	21,485	18,913
Other—non-gaming	80,184	94,522	67,333
Restructuring costs		17,717	9,814
Loss on impairment of assets	72,965	106,271	7,192

Total costs and expenses	811,875	864,604	669,474
Loss from operations	(26,935)	(93,515)	(911)
Other income (expense)
Interest income	1,481	921	161
Interest expense, (net of capitalized interest of $206, $0, and $0, respectively) (contractual interest in 2009 would have been $133,555 if incurred for the entire year)	(85,631)	(116,832)	(29,530)
Reorganization items	—	—	(29,810)
Change in value of derivative instruments	(16,115)	—	—

Total other expense, net	(100,265)	(115,911)	(59,179)

Net loss	$(127,200)	$(209,426)	$(60,090)

See notes to consolidated financial statements.

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Consolidated Statements of Stockholders' Equity (Deficit)

(in thousands)

Balance	Common Stock	Additional Paid-In Capital	Retained Earnings (accumulated deficit)	Total
Balance, January 1, 2007	$2,368	$1,631	$14,772	$18,771
Net loss			(127,200)	(127,200)
Stockholders' distributions			(10,300)	(10,300)

Balance December 31, 2007	$2,368	$1,631	$(122,728)	$(118,729)
Net loss			(209,426)	(209,426)

Balance December 31, 2008	$2,368	$1,631	$(332,154)	$(328,155)
Net loss			(60,090)	(60,090)

Balance December 31, 2009	$2,368	$1,631	$(392,244)	$(388,245)

See notes to consolidated financial statements.

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2007	2008	2009
Cash flows from operating activities
Net loss	$(127,200)	$(209,426)	$(60,090)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	56,405	57,783	55,426
Amortization of debt issuance costs	3,188	4,116	900
Debt discount amortization	144	143	32
Gain (loss) on sale of property and equipment	105	(44)	39
Loss on impairment of assets	72,965	106,271	7,192
Decrease (increase) in operating assets:
Accounts receivable	3,790	2,661	1,764
Prepaid expenses	(4,169)	568	2,161
Inventory	(239)	776	(177)
Due from related parties	(606)	223	(152)
Other assets	(538)	10	(1,161)
Increase (decrease) in operating liabilities:
Accounts payable	(1,074)	(2,823)	1,946
Accrued interest	927	37,110	20,493
Accrued expenses	1,067	(298	(2,491)
Other liabilities	(492)	432	454
Non-cash reorganization items	—	—	23,657

Net cash provided (used) by operating activities	$4,273	$(2,498)	$49,993

Cash flows from investing activities
Net cash paid for Sands Regent Casinos, net of cash acquired	$(147,878)	$—	$—
Net cash paid for Primm Casinos, net of cash acquired	(393,682)	—	—
Additions to notes and loans receivable	(1,153)	(911)	(1,522
Collection on notes and loans receivable	1,937	927	1,093
Proceeds from sale of property and equipment	248	622	213
Purchases of property and equipment	(32,418)	(15,578)	(15,645)
Lease acquisition costs	(1,180)	(806	(5,252)

Net cash used in investing activities	$(574,128)	$(15,746)	$(21,113)

Cash flows from financing activities
Proceeds from long term debt	$853,000	$35,859	$—
Payments on long term debt	(229,692)	(5,742)	—
Loan origination fees	(14,513)	(165)	—
Reorganization items	—	—	(17,976)
Stockholders' distributions	(10,300)	—	—

Net cash provided (used in) by financing activities	598,495	29,952	(17,976)

Net increase in cash and cash equivalents	28,642	11,708	10,904
Cash and cash equivalents
Beginning of year	65,640	94,282	105,990

End of year	$94,282	$105,990	$116,894

Supplemental cash flow information:
Cash paid during the period for interest	$81,579	$75,463	$8,102
Supplemental schedule of non cash investing and financing activities:
Purchase of property and equipment financed through accounts payable	$1,028	$338	$1,003

See notes to consolidated financial statements.

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements

1. Chapter 11 Reorganization and Going Concern

        On March 22, 2009 (the "Petition Date"), Herbst Gaming, Inc. ("HGI") and certain of its subsidiaries (the "Subsidiary Guarantors", and together with HGI, the "Debtors") filed voluntary petitions for relief (the "Chapter 11 Cases") under Chapter 11 of the United States Bankruptcy Code, 11 U.S.C. §§ 101-1532 (the "Bankruptcy Code"), in the United States Bankruptcy Court for the District of Nevada, Northern Division (the "Bankruptcy Court") under case numbers 09-50746-gwz through 09-50763-gwz. From the period commencing on the Petition Date up to and including the Effective Date (as defined below), the Debtors operated their businesses and managed their properties as debtors-in-possession subject to the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. Pursuant to an order of the Bankruptcy Court, the Chapter 11 Cases are being jointly administered.

        On July 22, 2009, the Debtors filed with the Bankruptcy Court an amended joint plan of reorganization. On January 22, 2010, the Bankruptcy Court issued an Amended Order Confirming Debtors' First Amended Joint Plan of Reorganization (the "Order"), confirming the amended joint plan of reorganization, as modified by the Findings of Fact and Conclusions of Law in Support of Order Confirming Debtors' First Amended Joint Plan of Reorganization (the "Findings of Fact") entered contemporaneously with the Order (the amended joint plan of reorganization as modified by the Findings of Fact, the "Plan"). The Plan became effective on February 5, 2010 (the "Effective Date"), but will not be fully implemented until the Substantial Consummation Date (as defined below). Since the Effective Date, the Debtors have been operating as reorganized entities pursuant to the terms and provisions of the Plan and, except as otherwise specifically provided for in the Plan, outside the jurisdiction of the Bankruptcy Court. Upon the Substantial Consummation Date, the Plan provides for the following restructuring (the "Restructuring") of the Debtors to occur:

  •
  Conversion of all allowed claims under HGI's $860.0 million senior credit facility (the "HGI Credit Facility") into debt and equity of the Debtors, through ownership of Herbst Gaming, LLC (the "Company").

  •
  Termination of all outstanding obligations under HGI's 8.125% senior subordinated notes due 2012 (the "8.125% Notes") and HGI's 7% senior subordinated notes due 2014 (the "7% Notes" and, collectively with the 8.125% Notes, the "Subordinated Notes").

  •
  Cancellation of 100% of the existing equity in HGI.

Following the Substantial Consummation Date, the Company will hold all of the equity interests in the Reorganized Debtors (as defined below) and HGI will be dissolved.

        The Plan generally will be fully implemented on the third business day following the satisfaction or waiver of all conditions to substantial consummation of the Plan (the "Substantial Consummation Date"), which are described in the paragraph below. However, pursuant to the Plan certain payments were made on or shortly after the Effective Date, including payment of allowed priority claims, certain allowed secured claims and allowed general unsecured claims, in some cases with interest from the Petition Date, as described in the Plan and the Second Amended Disclosure Statement to Accompany the Plan filed with the Bankruptcy Court on August 7, 2009.

        Additionally, under the Plan, between the Effective Date and the Substantial Consummation Date HGI will make adequate protection payments to the lenders under the HGI Credit Facility (the

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

1. Chapter 11 Reorganization and Going Concern (Continued)

"Lenders") in the amount of the Debtors' cash and cash equivalents in excess of $100 million (measured initially as of the end of the third full calendar month following the Effective Date, and then as of the end of every third full calendar month thereafter, and paid 30 days thereafter).

        The Plan will not be fully implemented until the Substantial Consummation Date. The Substantial Consummation Date will not occur until the Restructuring and the individuals proposed as officers, directors and key employees of the Company and the Subsidiary Guarantors, as they will be reorganized (the "Reorganized Debtors") have received all requisite governmental and regulatory approvals. HGI has been advised by the representatives of the Lenders that the applications of the Company, as well as the equity holders of the Company and their principals, have been filed with the gaming authorities in Nevada, Missouri and Iowa, and that the applications of directors, officers and key employees required to submit to licensing have been filed in those jurisdictions. HGI has been advised by the representatives of the Lenders that the licensing process is expected to take nine to 12 months.

        The Substantial Consummation Date is also subject to the satisfaction or waiver of the following conditions: (i) none of the Debtors or the Lenders shall be in material breach of the Plan; (ii) the Bankruptcy Court shall have authorized the assumption and rejection of certain contracts of Debtors and (iii) all documents necessary to implement the transactions contemplated by the Plan shall be in form and substance reasonably acceptable to the reorganized company and the Requisite Lenders. HGI currently expects that the Substantial Consummation Date will occur in the fourth quarter of 2010, although there can be no assurance that all conditions to the Substantial Consummation Date will be satisfied by that date or at all, or that HGI will be successful in implementing the Restructuring in the form contemplated by the Plan or at all. The Plan provides that the Substantial Consummation Date must occur no later than February 5, 2011, the first anniversary of the Effective Date, unless extended by mutual agreement of the Debtors and Requisite Lenders (as defined below). In the event that the Substantial Confirmation Date does not occur by that date, or such later date as may be agreed to by the Debtors and the Requisite Lenders, the confirmation of the Plan would be vacated and all claims (except for allowed priority claims, certain allowed secured claims unrelated to the Lenders or the Subordinated Notes, and allowed general unsecured claims) would be restored as though the Effective Date had never occurred.

        On January 28, 2010, the Indenture Trustee, as defined in the Findings of Fact, filed a notice of appeal from the Order. On January 29, 2010, the Debtors elected to have the Appeal heard by the U.S. District Court for the District of Nevada (the "District Court") and not the U.S. Bankruptcy Appellate Panel for the Ninth Circuit Court of Appeals. The appellate briefs are due to be filed with the District Court commencing April 3, 2010 with the final reply brief due by May 4, 2010. The Indenture Trustee has not sought a stay of the Order.

        On November 16, 2009, the Indenture Trustee filed its First Amended Complaint for Declaratory Judgment (the "Amended Complaint") against the Debtors and the Administrative Agent under the HGI Credit Facility seeking, among other relief, a judgment of the Bankruptcy Court determining that the Subordinated Notes entitled to pari passu treatment with the obligations due under the HGI Credit Facility. The Debtors and the Administrative Agent filed motions to dismiss the Amended Complaint. On February 23, 2010, the Bankruptcy Court dismissed the Amended Complaint without prejudice to seek leave to re-file the Amended Complaint in the Order is set aside in the Appeal.

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

1. Chapter 11 Reorganization and Going Concern (Continued)

        While the Indenture Trustee has not sought a stay of the Order, there can be no assurance that the Indenture Trustee will not seek such a stay or that a stay, of sought, will not be granted during the pendency of the Appeal and prior to the Substantial Consummation Date. There can be no assurance that the Order will not be overturned and the Plan set aside.

        The Debtors and Lenders holding, in the aggregate, approximately 61% of all of the outstanding claims under the HGI Credit Facility are parties to an Amended and Restated Lockup Agreement dated June 29, 2009 (the "Lockup Agreement"). Pursuant to the Lockup Agreement, the parties thereto are contractually obligated to use commercially reasonable efforts to successfully consummate the Restructuring and achieve the expeditious consummation of the Plan. The Lockup Agreement will automatically terminate, pursuant to its terms, if the Substantial Consummation Date does not occur on or before February 5, 2011, the first anniversary of the Effective Date, unless such termination event is waived by Lenders party to the Lockup Agreement holding at least two-thirds in amount of the total claims held by all Lenders party to the Lockup Agreement (the "Requisite Lenders") within five days of the occurrence of the termination event. In the event that the Substantial Consummation Date does not occur by that date, and the Requisite Lenders do not waive the related termination event and the Lockup Agreement is terminated, the Lenders would no longer be obligated to support the Restructuring.

        The Plan provides that, from the Effective Date through the Substantial Consummation Date, the Debtors will continue to be managed by the current officers and directors.

        The continuation of HGI as a going concern is contingent upon, among other things, the Debtors' ability to (i) obtain substantial consummation of the Plan or another plan of reorganization under the Bankruptcy Code; (ii) return to profitability; (iii) generate sufficient cash flow from operations; and (iv) obtain financing sources to meet HGI's future obligations. These matters create uncertainty relating to HGI's ability to continue as a going concern. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of assets or liabilities that might result from the outcome of these uncertainties. In addition, the Restructuring could materially change amounts reported in HGI's consolidated financial statements, which do not give effect to any adjustments of the carrying value of assets and liabilities that may be necessary as a consequence of reorganization under Chapter 11 of the Bankruptcy Code.

        Additionally, the Restructuring is subject to various regulatory approvals. There can be no assurance that Debtors will be successful in consummating the Plan.

        Due to the occurrence and continuation of events of default, the amounts outstanding under the HGI Credit Facility and the indentures pursuant to which the Subordinated Notes were issued are immediately due and payable, subject to an automatic stay of any action to collect, assert or recover a claim against HGI under applicable bankruptcy law. Based on the filing of the Chapter 11 Cases, the entire balance outstanding under the HGI Credit Facility and all of the amounts outstanding under the indentures pursuant to which the Subordinated Notes were issued are included in liabilities subject to compromise at December 31, 2009. HGI classifies liabilities subject to compromise as a long-term liability.

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

1. Chapter 11 Reorganization and Going Concern (Continued)

        The current outstanding balance under the HGI Credit Facility is $858 million. The Plan provides, in part, that the Lenders will receive 100% of the equity of the Company, and that the Company and the Reorganized Debtors will borrow $350 million pursuant to a new senior secured bank loan.

        Prior to the filing of the Chapter 11 Cases, interest accrued on borrowings under the HGI Credit Facility was based on a floating rate. This floating rate was based upon a variable interest rate (a base rate or LIBOR, at HGI's option) plus a leverage grid-based spread. HGI's average floating rate on debt incurred under the HGI Credit Facility was 12.5% as of December 31, 2009. However, based on the filing of the Chapter 11 Cases, after the Petition Date HGI did not make payments under the HGI Credit Facility, other than certain adequate protection payments, as provided in the Final Order Approving the Amended and Restated Stipulation Authorizing Use of Cash Collateral by Debtors and Granting Adequate Protection, which was entered by the Bankruptcy Court on May 21, 2009 and remained in effect until the Effective Date (the "Cash Collateral Order").

        The Cash Collateral Order provided for adequate protection payments to be made to the Lenders during the period commencing on the Petition Date and ending on the Effective Date in the amount of the Debtors' cash and cash equivalents in excess of $100 million (measured as of the last day of each fiscal quarter and to be paid on the 30th day thereafter) reduced by certain unpaid restructuring costs, as well as costs and expenses of the professionals retained by the administrative agent. Based on HGI's cash and cash equivalents as of December 31, 2009 and taking into account the required Effective Date payments described in Note 1 of Notes to Consolidated Financial Statements, HGI made an adequate protection payment of $1.1 million on February 5, 2010. Additionally, under the Plan, between the Effective Date and the Substantial Consummation Date HGI will make adequate protection payments to Lenders in the amount of the Debtors' cash and cash equivalents in excess of $100 million (measured initially as of the end of the third full calendar month following the Effective Date, and then as of the end of every third full calendar month thereafter, and paid 30 days thereafter). For 2009, HGI made adequate protection payments of $18.0 million.

2. Description of Business and Summary of Significant Accounting Policies

        Description of Business and Principles of Consolidation—The accompanying condensed consolidated financial statements of Herbst Gaming, Inc. include the accounts of Herbst and its subsidiaries: E-T-T, Inc. and subsidiaries ("ETT"), Market Gaming, Inc. ("MGI"), E-T-T Enterprises L.L.C. ("E-T-T Enterprises"), Flamingo Paradise Gaming, LLC ("FPG"), HGI-Lakeside ("HGI-L"), HGI-St. Jo ("HG St. Jo"), HGI-Mark Twain ("HG Mark Twain"), The Sands Regent and subsidiaries ("Sands Regency Casinos") and The Primadonna Company LLC ("Primadonna"). The financial statements of ETT are consolidated and include the following wholly-owned subsidiaries: Cardivan Company, Corral Coin, Inc. and Corral Country Coin, Inc. The financial statements of Sands Regency Casinos are consolidated and include the following direct and indirect wholly-owned subsidiaries: Zante, Inc., Last Chance, Inc., California Prospectors, Ltd. (which is a wholly owned subsidiary of Last Chance, Inc.), Plantation Investments, Inc. and Dayton Gaming, Inc.

        All significant intercompany balances and transactions between and among Herbst Gaming, ETT, MGI, E-T-T Enterprises, FPG, HGI-L, HG St. Jo, HGI-MT, Sands Regency Casinos and Primadonna have been eliminated in the condensed consolidated financial statements. ETT and MGI conduct business in the gaming industry and generate revenue principally from gaming machine route

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

2. Description of Business and Summary of Significant Accounting Policies (Continued)

operations and casino operations. Gaming machine route operations involve the installation, operation and service of gaming machines owned by HGI that are located in licensed, leased or subleased space in retail stores (supermarkets, convenience stores, etc.), bars and restaurants throughout the State of Nevada. HGI owns and operates Terrible's Town Casino & Bowl in Henderson, Nevada, Terrible's Searchlight Casino in Searchlight, Nevada and Terrible's Town Casino and Terrible's Lakeside Casino & RV Park, both of which are located in Pahrump, Nevada. The operations of the subsidiaries of HGI are as follows:

  •
  E-T-T Enterprises develops and leases real estate to ETT.

  •
  FPG owns and operates Terrible's Las Vegas, which began operations in December 2000.

  •
  HGI-L owns and operates Lakeside Iowa Casino, as well as a hotel, gas station and convenience store, all located in Osceola, Iowa, which were acquired in February 2005.

  •
  HG St. Jo owns and operates St. Jo Casino in St. Joseph, Missouri, which was acquired in February 2005.

  •
  HG Mark Twain owns and operates Mark Twain Casino in La Grange, Missouri, which was acquired in February 2005.

  •
  Sands and its direct and indirect wholly-owned subsidiaries, which were acquired on January 3, 2007, own and operate the Sands Regency Casinos.

  •
  Primadonna, which was acquired on April 10, 2007, owns and operates the Primm Casinos, a California lottery station located on the Nevada/California border, three gasoline stations and the Primm Travel Center (such properties, together with the Primm Casinos, the "Primm Properties"), all of which are located in Primm, Nevada.

        HGI elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code of 1986. Under those provisions, the owners of HGI pay income taxes on its taxable income. Accordingly, a provision for income taxes is not included in HGI's financial statements.

        The gaming industry in the States of Nevada, Iowa, and Missouri is subject to extensive state and local government regulation. HGI's gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada Gaming Control Board, the Iowa Race and Gaming Commission, the Missouri Gaming Commission as well as local jurisdictions.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant estimates incorporated into HGI's consolidated financial statements include the estimated useful lives for depreciable and amortizable assets, the estimated allowance for doubtful accounts receivable and the estimated cash flows in assessing the recoverability of long-lived assets as well as estimated fair values of certain assets related to write downs and impairments, contingencies and litigation, and claims and assessments. Actual results could differ from those estimates.

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

2. Description of Business and Summary of Significant Accounting Policies (Continued)

        Cash and Cash Equivalents—Cash and cash equivalents include highly liquid investments with a maturity at the date of purchase of three months or less. The carrying value of these investments approximates their fair value due to their short maturities.

        Fair Value of Financial Instruments—On January 1, 2008, HGI adopted ASC Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820"). ASC 820 does not determine or affect the circumstances under which fair value measurements are used, but defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect HGI's market assumptions. These two types of inputs create the following fair value hierarchy:

  •
  Level 1:    Quoted prices for identical instruments in active markets.

  •
  Level 2:    Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

  •
  Level 3:    Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

        This hierarchy requires HGI to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. For some products or in certain market conditions, observable inputs may not be available.

        HGI adopted previously issued FASB Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ("FSP FAS 157-4"), which has been subsequently classified in ASC Topic 820, Section 65, Transition Related to FASB Staff Position No. 157-4, and provides additional guidance for estimating fair value in accordance with ASC Topic 820, when the volume and level of activity for the asset or liability have significantly decreased. This standard also includes guidance on how to identify circumstances that indicate that a transaction is not orderly and emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation techniques used, the objective of a fair value measurement remains the same. FSP FAS 157-4 was effective for the period ended December 31, 2009 and, as applied prospectively, did not have a material impact on HGI's consolidated financial statements.

        The fair values of certain of HGI's financial instruments, including cash and cash equivalents, accounts receivable, and other current liabilities, approximate their recorded carrying amount because of their short term nature. See Note 8, Long-Term Debt, for further discussions of the valuations of certain of HGI's financial instruments. In addition, see below for a discussion of FASB Staff Position No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments.

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

2. Description of Business and Summary of Significant Accounting Policies (Continued)

        Restructuring Costs—Restructuring costs are comprised of expenses related to the evaluation of financial and strategic alternatives and include special legal and other advisor fees associated with HGI's reorganization efforts prior to the Petition Date, including preparation for the bankruptcy filing.

        Reorganization Costs—Reorganization costs are comprised of expenses incurred after the Petition Date. Reorganization costs include legal, advisory and trustee fees incurred in connection with the Restructuring and the Chapter 11 Cases. Included in these expenses are adjustments to value the liabilities subject to compromise at the allowed claim amount in conjunction with the oral confirmation of the Plan from the Bankruptcy Court on October 30, 2009.

        Accounts Receivable—Receivables consist primarily of amounts due from customers as a result of normal business operations. HGI periodically performs credit evaluations of its customers. HGI reviews accounts receivable balances in order to determine an allowance for potential credit losses based on HGI's collections experience and the age of the receivables. At December 31, 2008 and 2009, the allowance for potential credit losses was $840,000 and $808,000, respectively.

        Notes and Loans Receivable—In order to secure various route locations, HGI has provided certain incentives to the location operators in the form of loans. The loans, made for build-outs, tenant improvements, and initial operating expenses, are generally secured by the personal guarantees of the operators and the locations' assets. The majority of the loans are non-interest bearing and are expected to be repaid within one year from the locations' share of net gaming win.

        HGI regularly evaluates the collectability of the loans by individually evaluating each location's operating results and cash flows. Management provides for the carrying value of loans that are determined to be uncollectible. At December 31, 2008 and 2009, no allowance for potential credit losses was deemed necessary.

        Inventory—Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method. Inventories include parts, food, liquor, retail items and gasoline.

        Property and Equipment—Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Useful lives are as follows:

Building	40 years
Gaming equipment	5 years
Furniture, fixtures, and equipment	5 - 10 years
Leasehold improvements	1 - 20 years

        Lease Acquisition Costs—Significant incremental costs associated with the acquisition of location leases are capitalized and amortized using the straight-line method over the term of the related leases. Lease acquisition costs are stated at cost less accumulated amortization of $41,284,000 and $41,359,000 at December 31, 2008 and 2009, respectively.

        Debt Issuance Costs—Debt issuance costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense using the effective interest method over the

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

2. Description of Business and Summary of Significant Accounting Policies (Continued)

terms of the related debt agreements. On October 30, 2009, the Bankruptcy Court orally confirmed the Plan and as such, debt issuance costs, net of accumulated amortization of loan fees, were fully expensed to reorganization items in the consolidated statement of operations in the fourth quarter of 2009.

        Self-Insurance Reserves—HGI is self-insured up to certain stop loss amounts for employee health care coverage and workers' compensation costs. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not yet reported. In estimating these accruals, HGI considers historical loss experience and make judgments about the expected levels of costs per claim. HGI believes its estimates of future liability are reasonable based upon HGI's methodology; however, changes in health care costs, accident frequency and severity and other factors could materially affect the estimate for these liabilities. Self-insurance reserves are included in accrued expenses on HGI's consolidated balance sheets.

        Long-Lived Assets—In accordance with the provisions of ASC Topic 360, HGI evaluates the potential impairment of long-lived assets when events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. If it is determined that the carrying value of long-lived assets may not be recoverable based upon the relevant facts and circumstances, HGI estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, HGI will recognize an impairment loss for the difference between the carrying value of the asset and its fair value. As a result of revenue declines related to the Primm properties, HGI tested these assets for recoverability pursuant to ASC Topic 360 in 2009. The test resulted in no impairment; however, HGI continues to monitor the performance of the Primm properties and, if necessary, will continue to update the asset recoverability test under ASC Topic 360. HGI believes that no impairment of long-lived assets occurred for the years ended December 31, 2007, 2008 and 2009.

        Goodwill and Intangible Assets—HGI evaluates its goodwill and indefinite-lived intangible assets in accordance with the applications of ASC Topic 350, "Intangibles—Goodwill and Other" ("ASC Topic 350"). Goodwill and indefinite-lived intangible assets are not subject to amortization, but they are subject to an annual impairment test in the fourth quarter of each year and between annual test dates in certain circumstances. See Note 5, Goodwill and Other Intangible Assets for a discussion of impairment charges related to HGI's goodwill and other intangible assets.

        Revenue and Promotional Allowances—In accordance with industry practice, HGI recognizes as gaming revenues the net win from route operations, which is the difference between gaming wins and losses. HGI recognizes total net win from gaming devices as revenues from gaming routes that operate under revenue-sharing arrangements. Revenue-sharing payments to route locations are recorded as costs of route operations. Revenues from casino operations are gaming wins less losses. Revenues from retail sales are presented net of sales tax. Revenues from casino operations include the retail value of food and beverage and goods and services provided to customers on a complimentary basis. Such

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

2. Description of Business and Summary of Significant Accounting Policies (Continued)

amounts are then deducted as promotional allowances. The estimated cost of providing these promotional allowances is as follows:

	Year Ended December 31,
	2007	2008	2009
	(dollars in thousands)
Room	$8,094	$8,958	$11,779
Food and Beverage	21,507	22,827	14,781
Other	20,150	14,198	22,160

Total	$49,751	$45,983	$48,720

        These costs are reclassified out of the respective department into the casino department.

        Liabilities in respect of HGI's player's club program are recognized as points are earned and are included in the "Other liabilities" line of HGI's balance sheet. Expenses in respect of HGI's player's club program are included in the "Promotional allowances" line of HGI's statement of operations.

        Location Rent Expense—Fixed rental payments (including scheduled increases) are recorded on a straight-line basis over the agreement term. Renewal agreements are considered new agreements and are accounted for as described above over the new agreement term.

        Income Taxes—Herbst Gaming, E-T-T and MGI have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the owners are liable for income tax on the taxable income of HGI as it affects the owners' individual income tax returns. Therefore, a provision for income taxes has not been included in the accompanying consolidated financial statements.

        Concentrations of Credit Risk—HGI maintains cash balances at certain financial institutions located in Southern Nevada. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, cash balances may be in excess of FDIC limits. As of December 31, 2009, HGI does not consider itself to have any significant concentrations of credit risk.

        Recently Issued and Adopted Accounting Standards—On July 1, 2009, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—A Replacement of FASB Statement No. 162, (the "Codification") (previously "SFAS 168") became effective. Accordingly, the Financial Accounting Standards Board Accounting Standards Codification (the "ASC") became the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP"). The implementation of the Codification did not initially have an impact on HGI's consolidated financial statements, as it did not modify any existing authoritative GAAP.

        Subsequent to the adoption of the Codification, any change to the source of authoritative GAAP will be communicated through an Accounting Standards Update ("ASU"). ASUs will be published by the FASB for all authoritative GAAP promulgated by the FASB, regardless of the form in which such guidance may have been issued prior to release of the Codification. Prior to inclusion in an ASU, the

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

2. Description of Business and Summary of Significant Accounting Policies (Continued)

standard-setting organizations and regulatory agencies continue to issue proposed changes to the accounting standards in previous form (e.g., FASB Statements of Financial Accounting Standards, Emerging Issues Task Force ("EITF") Abstracts, FASB Staff Positions, SEC Staff Accounting Bulletins, etc.).

        Variable Interest Entities.    In September 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 167, Amendments to FASB Interpretation No. 46(R) ("SFAS 167"). SFAS 167 is a revision to FASB Interpretation No. 46, Consolidation of Variable Interest Entities (which is currently promulgated in a subsection of ASC Topic 810, "Consolidation"). The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. SFAS 167 is effective for the first annual reporting period beginning after November 15, 2009 and for interim periods within that first annual reporting period. HGI does not believe that the adoption of SFAS 167 will have a material impact on its consolidated financial statements.

3. Property and Equipment

        Property and equipment consist of the following (in thousands):

	December 31,
	2008	2009
Building	$449,435	$451,363
Gaming equipment	145,797	148,740
Furniture, fixtures, and equipment	88,733	93,930
Leasehold improvements	2,071	2,043
Land	36,930	36,930
Barge	17,171	16,935
Construction-in-progress	2,711	6,425

	742,848	756,366
Less accumulated depreciation	(195,846)	(239,303)

	$547,002	$517,063

4. Lease Acquisition Costs

	December 31, 2008		December 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(dollars in thousands)
Lease Acquisition Costs	$56,352	$41,284	$62,659	$47,913

        The aggregate amortization expense for the years ended December 31, 2007, 2008 and 2009 was $9,577,731, $7,170,354, and $6,808,930 respectively.

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

4. Lease Acquisition Costs (Continued)

        Expected annual amortization for the years ending December 31 is:

2010	$6,657,000
2011	2,480,000
2012	1,994,000
2013	1,826,000
2014	1,679,000

5. Goodwill and Other Intangible Assets

        ASC Topic 350 requires HGI to test goodwill and other indefinite-lived intangible assets on an annual basis and between annual tests if events occur or circumstances change that would, more likely than not, reduce the fair value below the amount reflected in the balance sheet. The annual test, which is performed by HGI in the fourth quarter of each year, requires that HGI compare the carrying amount of the indefinitely-lived intangible assets reflected on the balance sheet to the fair value of the intangible assets.

        HGI determines the fair value of the indefinite-lived intangible assets other than goodwill utilizing the direct value method. Fair value measurements of these intangible assets include significant assumptions relating to variables that are based on past experiences and judgments about future performance. These variables include, but are not limited to: (1) the forecasted earnings growth rate of each market, (2) risk-adjusted discount rate and (3) expected growth rates in perpetuity to estimated terminal values.

        Annual impairment testing performed in the fourth quarter of 2008 as well as interim testing performed in the second quarter of 2008 determined that the fair value of HGI's Lakeside Iowa license rights was less than the book value. Accordingly, for the year ended December 31, 2008 HGI recorded non-cash charges totaling $19.2 million to reduce the balance of these assets to the fair value. HGI considered the continued and unexpected deterioration of earnings following the 2007 annual impairment test to constitute a triggering event that required an additional fair value measurement in the second quarter of 2008.

        Annual impairment testing performed in the fourth quarters of 2008 and 2009 determined that the fair value of HGI's trademark associated with the Primm Casinos was less than its book value. Accordingly, for the years ended December 31, 2008 and 2009, HGI recorded non-cash charges of $7.5 million and $3.8 million, respectively, to reduce the balance of this asset to its fair value.

        Annual impairment testing performed in the fourth quarter of 2009 determined that the fair value of HGI's trademarks associated with the Sands Regency Casinos was less than their book value. Accordingly, for the year ended December 31, 2009, HGI recorded a non-cash charge of $3.4 million to reduce the balance of this asset to its fair value.

        ASC Topic 350 also requires HGI to test goodwill at its reporting units within its market segment on a annual basis and between annual tests if events occur or circumstances change that would, more likely than not, reduce the fair value of goodwill below the amount reflected in the balance sheet. HGI performs its annual impairment test in the fourth quarter of each year by comparing the fair value with the amount reflected in the balance sheet.

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

5. Goodwill and Other Intangible Assets (Continued)

        HGI determines the fair value of the goodwill utilizing the residual value method. Fair value measurements of these assets include significant assumptions relating to variables that are based on past experiences and judgments about future performance. These variables include, but are not limited to: (1) the forecasted earnings growth rate of each market, (2) risk-adjusted discount rate and (3) expected growth rates in perpetuity to estimated terminal values.

        Interim impairment testing performed in the second quarter of 2008 determined that the fair value of goodwill associated with the Primm Casinos was less than the book value. Accordingly, as of June 30, 2008 HGI recorded a non-cash charge of $30.7 million to reduce the balance of this asset to zero.

        Annual impairment testing performed in the fourth quarter of 2008 determined that the fair value of goodwill associated with the Sands Regency Casinos was less than the book value. Accordingly, HGI recorded a non-cash charge of $48.9 million for the year ended December 31, 2008 to reduce the balance of this asset to zero, as of December 31, 2008.

        The aforementioned impairment charges are included in the table below.

        Intangible assets consist of the following (dollars in thousands):

	December 31, 2008		December 31, 2009
	Gross Carrying Amount	Gross Accumulated Amortization	Carrying Amount	Accumulated Amortization
	(dollars in thousands)
Amortized intangible assets
Customer Loyalty Programs	$24,350	5,669	$24,350	$7,235
Non-Competition Agreement	2,180	1,383	2,180	1,820

Total	26,530	7,052	26,530	9,055
Unamortized intangible assets
Gaming License Rights	196,800		196,800
Beginning accumulated impairment-Gaming Rights	(33,300)		(52,500)
Impairment charges-Gaming Rights	(19,200)		—
Patent applications	240		240
Trademark	55,150		55,150
Beginning accumulated impairment-Trademark	—		(7,500)
Impairment charges-Trademark	(7,500)		(7,191)

Total	$192,190		$184,999

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

5. Goodwill and Other Intangible Assets (Continued)

        The changes in the carrying amount of goodwill for the year ended December 31, 2009 are as follows:

Gross carrying amount of goodwill as of January 1, 2009	$119,326
Accumulated impairment to goodwill as of January 1, 2009	(116,071)

Net carrying amount as of January 1, 2009	3,255

Balance as of December 31, 2009	$3,255

        License rights are intangible assets acquired from the purchase of gaming entities that operate in gaming jurisdictions where competition is limited, such as states where only a certain number of operators are allowed by law. Intangible license rights are not currently subject to amortization as HGI has determined it has an indefinite useful life.

        Customer loyalty program assets are being ratably amortized over an average life of 9.7 years.

        Non-competition agreements were entered with certain previous owners and management and are amortized over five years, which is the contractual life of the agreement.

        Expected annual amortization for the years ending December 31 (in thousands) is:

2010	$1,740
2011	1,632
2012	1,506
2013	1,506
2014	1,506

        For the year ended December 31, 2009, amortization expense of intangibles was (in thousands) $2,002.

6. Other Assets

        Other assets consist of the following (dollars in thousands):

	December 31,
	2008	2009
Debt issuance costs, net of accumulated amortization of $11,450 and $0, respectively	$17,848	$—
Other assets	6,276	6,373

Total	$24,124	$6,373

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

7. Accrued Expenses

        Accrued expenses consist of the following (dollars in thousands):

	December 31,
	2008	2009
Progressive jackpot liabilities	$1,695	$2,071
Accrued payroll and related	12,998	10,069
Slot club point liability	3,495	3,182
Other accrued	9,898	5,093

Total	$28,086	$20,415

8. Long-Term Debt

        HGI is in default under the HGI Credit Facility and the indentures pursuant to which the Subordinated Notes were issued. The current outstanding balance under the HGI Credit Facility is $858 million. The Plan provides, in part, that the Lenders will receive 100% of the equity of the Company, and that the Company will borrow $350 million pursuant to a new senior secured bank loan.

        Interest accrued on borrowings under the HGI Credit Facility was based on a floating rate until the Petition Date. This floating rate was based upon a variable interest rate (a base rate or LIBOR, at HGI's option) plus a leverage grid-based spread. HGI's average floating rate on debt incurred under the HGI Credit Facility was 12.5% at December 31, 2009. However, based on the filing of the Chapter 11 Cases, after the Petition Date HGI did not make payments under the HGI Credit Facility, other than certain adequate protection payments, as provided in the Final Order Approving the Amended and Restated Stipulation Authorizing Use of Cash Collateral by Debtors and Granting Adequate Protection, which was entered by the Bankruptcy Court on May 21, 2009 and remained in effect until the Effective Date (the "Cash Collateral Order").

        The Cash Collateral Order provided for adequate protection payments to be made to the Lenders during the period commencing on the Petition Date and ending on the Effective Date in the amount of the Debtors' cash and cash equivalents in excess of $100 million (measured as of the last day of each fiscal quarter and to be paid on the 30th day thereafter) reduced by certain unpaid restructuring costs, as well as costs and expenses of the professionals retained by the administrative agent. Based on HGI's cash and cash equivalents as of December 31, 2009 and taking into account the required Effective Date payments described in Note 1 of Notes to Unaudited Condensed Consolidated Financial Statements, HGI made an adequate protection payment of $1.1 million on February 5, 2010. Additionally, under the Plan, between the Effective Date and the Substantial Consummation Date HGI will make adequate protection payments to the lenders under the HGI Credit Facility (the "Lenders") in the amount of the Debtors' cash and cash equivalents in excess of $100 million (measured initially as of the end of the third full calendar month following the Effective Date, and then as of the end of every third full calendar month thereafter, and paid 30 days thereafter). For 2009, HGI made adequate protection payments of $18.0 million.

        Pursuant to the Plan, all outstanding obligations under the Subordinated Notes will be terminated on the Substantial Consummation Date.

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

8. Long-Term Debt (Continued)

        Long-term debt consists of the following (dollars in thousands):

	December 31,
	2008	2009
Revolving credit facility secured by assets of HGI. The loans bear interest at a floating rate based on a spread determined by HGI's leverage ratio over the base rate or the one-, two-, three- or six-month Eurodollar Rate. The average rate at December 31, 2009 was 12.5%. The revolving credit facility matured on June 10, 2009	$98,859	$96,760
Term loan secured by substantially all of the assets of HGI. The term loan bears interest an a floating rate based on a spread determined by HGI's leverage ratio over the base rate or the one-, two-, three- or six-month Eurodollar Rate. The term loan requires $938 principal payments due quarterly, with the balance payable at maturity. The average rate at 12/31/09 was 12.5%. The term loan matures on January 31, 2011	368,438	360,617
Term loan secured by substantially all of the assets of HGI. The term loan bears interest an a floating rate based on a spread determined by HGI's leverage ratio over the base rate or the one-, two-, three- or six-month Eurodollar Rate. The term loan requires $938 principal payments due quarterly, with the balance payable at maturity. The average rate at December 31, 2009 was 12.5%. The term loan matures on January 31, 2011	59,400	58,139
Delay draw term loan secured by substantially all of the assets of HGI. The delay draw term loan bears interest at a floating rate based on a spread determined by HGI's leverage ratio over the base rate or the one-, two-, three- or six-month Eurodollar Rate. The delay draw term loan requires $812 in principal payments due quarterly for the first five years of such term loan, with the balance payable at maturity. The average rate at 12/31/09 was 12.5%. The delay draw term loan matures on December 2, 2011	320,125	313,330
8 1/8% senior subordinated notes due June 1, 2012 with interest paid semi-annually on June 1 and December 1, including original issue discount of $1,065	159,508	160,000
7% senior subordinated notes due November 1, 2014 with interest paid semi-annually on May 15 and November 15	170,000	170,000
Notes payable to automobile finance companies secured by vehicles, payable in monthly installments of $10, including interest ranging from 0% to 7.99%	—	—
Total debt	1,176,330	1,158,846

Less current portion	(1,176,330)	(1,158,846)

Total long-term debt	$—	$—

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

8. Long-Term Debt (Continued)

8.125% Senior Subordinated Notes

        On June 11, 2004, HGI issued (through a private placement) $160.0 million in 8.125% senior subordinated notes due June 1, 2012. As stated above, HGI is currently in default under these notes and the Plan provides that the obligations thereunder will be cancelled.

        The proceeds from the 8.125% Notes, along with the HGI Credit Facility, were used to retire 97% of then-outstanding 10 3/4% notes for $242.1 million and to pay a $15.0 million dividend to shareholders. Fees of $4.3 million associated with the 8.125% Notes and $3.5 million associated with the HGI Credit Facility are included in Other assets at December 31, 2009 and are being amortized over the life of the indebtedness; however, as a result of the Bankruptcy Court's oral confirmation of the Plan on October 30, 2009, the unamortized portion of these fees was fully expensed to reorganization items in the fourth quarter of 2009. In connection with the retirement of 97% of the 10 3/4% notes in 2004, HGI recorded a loss on the early retirement of debt of $38.0 million. The loss consisted of $31.3 million in debt prepayment premiums and $6.7 million in unamortized loan fees.

        The 8.125% Notes mature on June 1, 2012. Interest is payable in cash at a rate of 8.125% per annum on June 1 and December 1 of each year, beginning on December 1, 2005. The indenture under which the 8 1/8% Notes were issued contains various limitations and restrictions including (i) change in control provisions, (ii) limitations on indebtedness and (iii) limitations on certain payments such as dividends.

        In August 2005, HGI filed a Form S-4 registration statement with the SEC for the purpose of effecting the exchange of the 8.125% Notes for identical notes registered for resale under the federal securities laws. This registration statement became effective in November 2005 and the exchange offer was consummated in December 2005.

        See above discussion of defaults under the 8.125% Notes. Under the Plan, HGI's obligations under the indenture governing the 8.125% Notes will be terminated.

7% Senior Subordinated Notes

        On November 22, 2004, HGI issued (through a private placement) $170.0 million in 7% senior subordinated notes due November 15, 2014. As stated above, HGI is currently in default under these notes.

        The proceeds from the 7% Notes, along with borrowings under the amended credit facility were used to finance the Grace Acquisition in February 2005. Fees of $6.2 million associated with the 7% Notes and the HGI Credit Facility are included in other assets at December 31, 2009 and are being amortized over the life of the indebtedness; however, as a result of the Bankruptcy Court's oral confirmation of the Plan on October 30, 2009, the unamortized portion of these fees was fully expensed to reorganization items in the fourth quarter of 2009.

        The 7% Notes mature on November 15, 2014. Interest is payable in cash at a rate of 7% per annum on May 15 and November 15 of each year, beginning on May 15, 2005. The indenture under which the 7% Notes were issued contains various limitations and restrictions including (i) change in control provisions, (ii) limitations on indebtedness and (iii) limitations on certain payments such as dividends.

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

8. Long-Term Debt (Continued)

        HGI's senior notes are guaranteed by E-T-T, Inc., Cardivan Company, Corral Coin, Inc., Corral Country Coin, Inc., Corral Coin, Inc., E-T-T Enterprises L.L.C., Market Gaming, Inc., and Flamingo Paradise Gaming, LLC, HGI-Lakeside, HGI-St Jo and HGI-Mark Twain, Sands and The Primadonna Company LLC (100 percent-owned subsidiaries of Herbst Gaming, Inc.) and Zante, Inc., Last Chance, Inc., California Prospectors, Ltd. (which is a wholly owned subsidiary of Last Chance, Inc.), Plantation Investments, Inc. and Dayton Gaming , Inc. (100 percent-owned subsidiaries of The Sands Regent) (collectively, the "Subsidiary Guarantors"). Condensed consolidating financial information with respect to the Subsidiary Guarantors is not provided because HGI has no independent assets or operations, the Subsidiary Guarantees are full and unconditional and joint and several, and there are no other material subsidiaries of HGI other than the Subsidiary Guarantors. There are no significant restrictions on the ability of HGI's Subsidiary Guarantors to transfer funds to HGI in the form of cash dividends, loans or advances.

        See above discussion of defaults under the 7% Notes. Under the Plan, HGI's obligations under the indenture governing the 7% Notes will be terminated.

Credit Facilities

        On January 3, 2007, HGI entered into a second amended and restated credit agreement with Bank of America, N.A. ("Bank of America"), as Administrative Agent, Swing Line Lender and L/C Issuer, Lehman Commercial Paper, Inc. and Wachovia Bank, National Association, as Syndication Agents, U.S. Bank, National Association, as Documentation Agent and Lehman Brothers Inc. and Wachovia Capital Markets, LLC, as Joint Lead Arrangers and Joint Book Runners as amended by Amendment No. 1 dated August 14, 2007, Amendment No. 2 dated December 14, 2007, Amendment No. 3 dated April 24, 2008, Amendment No. 4 dated May 15, 2008 and Amendment No. 5 dated November 10, 2008.

        The HGI Credit Facility was an amendment and restatement of HGI's previous amended and restated Credit Agreement dated as of October 8, 2004.

        HGI borrowed $375 million in term loans under the HGI Credit Facility on January 3, 2007 to finance the Sands Regency Acquisition. HGI also borrowed $325 million in delay draw term loans drew on the revolving credit facility in an amount of $75 million to finance the Primm Acquisition.

        See above discussion of current defaults and effects of the Plan on the HGI Credit Facility.

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

8. Long-Term Debt (Continued)

        Long-term debt is expected to mature as follows (dollars in thousands):

December 31, 2009
2010	$1,158,846
2011	—
2012	—
2013	—
2014	—
Thereafter	—

Total	$1,158,846

        The following table provides the fair value measurement information about HGI's long-term debt at December 31, 2009. For additional information regarding ASC Topic 820 and the fair value hierarchy, see Note 2, Description of Business and Summary of Significant Accounting Policies.

	Carrying Value	Estimated Fair Value	Fair Value Hierarchy
	(In thousands)
Bank Credit Facility	$828,846	$429,159	Level 2
8 1/8% Senior Subordinated Notes Due 2012	160,000	1,600	Level 1
7% Senior Subordinated Notes Due 2014	170,000	340	Level 1

Total long-term debt	$1,158,846	$431,099

        The estimated fair value of HGI's bank credit facility is based on bid prices on or about December 31, 2009. The estimated fair values of HGI's senior subordinated notes are based on quoted market prices as of December 31, 2009.

9. Reorganization Items

        Reorganization items represent expenses incurred as a result of the Chapter 11 proceedings and are presented separately in the unaudited Condensed Consolidated Statements of Operations.

As of December 31, 2009
(in thousands)
Trustee Fees	$433
Professional Fees	11,969
Deferred loan fees and original issue discounts	17,408

Total reorganization items	$29,810

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

10. Liabilities Subject to Compromise

        Liabilities subject to compromise refer to both secured and unsecured obligations that will be accounted for under a plan of reorganization. Generally, actions to enforce or otherwise effect payment of pre-Chapter 11 liabilities are stayed. ASC Topic 852-10-45 requires pre-petition liabilities that are subject to compromise to be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. These liabilities represent the estimated amount expected to be allowed on known or potential claims to be resolved through the Chapter 11 process, and remain subject to future adjustments arising from negotiated settlements, actions of the applicable bankruptcy court, rejection of executory contracts and unexpired leases, the determination as to the value of collateral securing the claims, proofs of claim, or other events. Liabilities subject to compromise also include certain items that may be assumed under the plan of reorganization, and as such, may be subsequently reclassified to liabilities not subject to compromise. HGI has included the amounts due under the HGI Credit Facility and indentures pursuant to which the Subordinated Notes were issued as liabilities subject to compromise. Although the Plan has been confirmed, the Plan will not be fully implemented until the Substantial Consummation Date. The Substantial Consummation Date will not occur until certain conditions, including certain approvals of gaming authorities in Nevada, Iowa and Missouri, have been obtained. See Note 1 of Notes to Consolidated Financial Statements. There can be no assurance that all conditions to the Substantial Consummation Date will be satisfied or that HGI will be successful in fully implementing the Plan or any other plan of reorganization.

As of December 31, 2009
(in thousands)
Secured Debt	$828,846
Accrued Interest on Secured Debt	29,103
Subordinated Notes	330,000
Accrued Interest on Subordinated Notes	33,062
Accounts payable	4,565
Accrued expenses	5,180

Total liabilities subject to compromise	$1,230,756

11. Asset Retirement Obligation

        HGI has adopted ASC Topic 410, "Accounting for Asset Retirement Obligations," which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it was incurred if a reasonable estimate of fair value could be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the estimated useful life of the related assets. HGI recognized this obligation in association with a lease for real property in Primm, Nevada, which was a liability assumed under the Primm Acquisition in April 2007. HGI recorded a liability of $0.5 million in 2007 related to expected costs to return leased land to its original state at the end of the lease agreement (using a 6.7% discount rate and a 3.0% inflation

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

11. Asset Retirement Obligation (Continued)

rate). The information below reconciles the value of the asset retirement obligation for the periods presented.

December 31,	2008	2009
Balance, beginning of period	$524	$559
Liabilities incurred	—	—
Accretion expense	35	37

Balance, end of period	$559	$596

12. Related-Party Transactions

General.

        Edward Herbst, Timothy Herbst and Troy Herbst are brothers and are officers and directors of Herbst Gaming, Inc. and its wholly-owned subsidiaries. In addition, they are officers and directors of Terrible Herbst, Inc. and Berry-Hinckley Industries. There is no cross ownership between Herbst Gaming, Inc. and either Terrible Herbst, Inc. or Berry-Hinckley Industries. Terrible Herbst, Inc. is owned solely by Jerry and Maryanna Herbst, the parents of the Herbst brothers. Sean Higgins, HGI's General Counsel, is also the general counsel of Berry-Hinckley Industries. The Plan provides for the modification of certain related party agreements.

        Except as described below and in the Plan, all terms and provisions in HGI's related party agreements shall continue to be valid and enforceable under the Restructuring. There can be no assurance that the Plan will be consummated.

        Slot route contract with Terrible Herbst, Inc.    HGI rents space for certain slot machine route operations in convenience stores owned by Terrible Herbst, Inc. ("Terrible Herbst"), a corporation in which the owners of HGI are officers and which is owned by the parent of HGI's owners. Rent expense of $6,954,000, $7,114,000 and $7,185,000 was incurred under this agreement for the years ended December 31, 2007, 2008 and 2009, respectively, for the exclusive placement of slot machines in Terrible Herbst convenience store locations. This contract was extended in 2009 and now expires in December of 2014. This agreement is expected to be modified effective as of the Substantial Consummation Date and to be assumed under the Plan on the Substantial Consummation Date.

        Other arrangements with Terrible Herbst, Inc.    HGI also entered into a servicing arrangement with Terrible Herbst pursuant to which HGI provides accounting and administrative services related to the collection of daily deposits from Terrible Herbst convenience stores. HGI also provides personnel to Terrible Herbst to count, maintain and safeguard large amounts of coin and currency. Terrible Herbst reimburses HGI's expenses in providing these services. Under this servicing arrangement, HGI was paid approximately $246,000 for services rendered for the year ended December 31, 2007, $246,000 in 2008, and $270,100 in 2009. This agreement is currently on a month-to-month basis. This agreement is expected to be modified effective as of the Substantial Consummation Date and to be assumed under the Plan on the Substantial Consummation Date.

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

12. Related-Party Transactions (Continued)

        HGI has entered into a master ATM agreement with Terrible Herbst pursuant to which HGI is granted the exclusive right to install and maintain ATMs in Terrible Herbst convenience store locations. This agreement expires in December, 2010, subject to automatic renewal for consecutive and repetitive terms of one year, unless HGI or Terrible Herbst notify the other of non-renewal. This agreement is expected to be modified effective as of the Substantial Consummation Date and to be assumed under the Plan on the Substantial Consummation Date.

        HGI has entered into a nonexclusive trademark license agreement with Terrible Herbst for the use of the Terrible Herbst brand name and its cowboy logo which extends through 2011. At the option of HGI, the agreement provides for the ability to renew the agreement for five additional successive terms of five years each. Pursuant to this trademark license agreement, HGI paid approximately $1,557,000, $1,649,000 and $1,760,000 to Terrible Herbst in the years ended December 31, 2007, 2008 and 2009, respectively. This agreement is expected to be modified effective as of the Substantial Consummation Date and to be assumed under the Plan on the Substantial Consummation Date.

        HGI entered into a shared services agreement with Terrible Herbst and Berry-Hinckley Industries in January 2008 whereby (i) Terrible Herbst and Berry-Hinckley Industries reimburse HGI for services performed by certain employees of HGI for Terrible Herbst and Berry-Hinckley Industries as requested from time to time, consisting primarily of the day-to-day functions of Terrible Herbst, and Berry-Hinckley Industries and (ii) effective as of January 1, 2009, pursuant to an amended and restated shared services agreement entered into on January 16, 2009, HGI reimburses Terrible Herbst for services performed by certain employees of Terrible Herbst for HGI as requested from time to time, consisting primarily of maintaining the price books for certain of HGI's service station locations and providing management oversight of the service station operations at the Primm Properties. Under this agreement, HGI received approximately $583,000 and $455,300 for services rendered during the year ended December 31, 2008 and 2009, respectively, from Terrible Herbst, and HGI received $102,000 and $125,000 for the same periods for services from Berry-Hinckley Industries. In 2009, payment for services rendered by HGI's employees was reduced by amounts due for services rendered for HGI's by Terrible Herbst's employees. The contract expired on December 31, 2009 and is currently on a month-to-month basis. This agreement is expected to be modified effective as of the Substantial Consummation Date and to be assumed under the Plan on the Substantial Consummation Date.

        HGI entered into an advertising purchasing agreement with Terrible Herbst in January 2009 pursuant to which HGI purchases advertising time on Terrible Herbst's network of gas pump and interior television screens for $30,000 per month during the twelve months commencing January 1, 2009. This agreement has expired and is currently on a month-to-month basis. This agreement is expected to be modified effective as of the Substantial Consummation Date and to be assumed under the Plan on the Substantial Consummation Date.

  Lease agreements.

        Pursuant to a lease agreement that expires in 2067, including renewal periods, HGI leases the real property on which its corporate headquarters is located from The Herbst Family Limited Partnership II, or Herbst FLP II. The general partners of Herbst FLP II are Jerry and Maryanna Herbst. In each of 2007, 2008 and 2009 HGI paid $172,992 under this lease. Pursuant to the Plan, this lease is expected to

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

12. Related-Party Transactions (Continued)

be modified effective as of the Substantial Consummation Date and to be assumed and assigned to one of the Reorganized Debtors on the Substantial Consummation Date.

        Pursuant to a lease agreement that expires in 2026, including renewal periods, HGI leases the real property on which Terrible's Town Casino in Pahrump is located from The Herbst Family Limited Partnership. The lease requires monthly rental payments of $15,000. In 2007 2008, and 2009 HGI paid $180,000 under this lease. Pursuant to the Plan, this lease is expected to be modified and assigned.

        HGI leases land and office space in certain of HGI's facilities to Terrible Herbst under various lease agreements with terms ranging from month-to-month to 20 years. Monthly rental income is $63,500. In 2007, 2008, and 2009 HGI received rental income of $348,000 under these leases. Pursuant to the Plan, this lease is expected to be modified and assigned.

        HGI leases the real property on which Terrible's Searchlight Casino in Searchlight is located from Terrible Herbst for $15,000 per month, pursuant to a lease agreement entered into on June 30, 2002 that expires in 2022, with options to renew the lease for five additional successive terms of ten years each, contingent on Terrible Herbst renewing its lease of the real property. Terrible Herbst leases that real property from an unrelated third party, pursuant to a lease agreement entered into on June 30, 2002 that expires in 2042, including renewal periods. In each of 2007, 2008 and 2009, HGI paid $180,000 under this lease. Pursuant to the Plan, this lease is expected to be modified and assigned.

        HGI leases a warehouse located in Las Vegas, Nevada for HGI's employment center and purchasing departments from the Herbst's Grandchildren's Trust. The lease began in November 2002 and requires payments of $46,500 per month through November 2012. This expense was $560,500, $555,500 and $569,300 for 2007, 2008 and 2009, respectively. Pursuant to the Plan, this lease is expected to be modified effective as of the Substantial Consummation Date and to be assumed and assigned to one of the Reorganized Debtors on the Substantial Consummation Date.

        Future rental income under related-party agreements is as follows (dollars in thousands):

2010	$348
2011	348
2012	348
2013	348
2014	348
Thereafter	1,040

Total	$2,780

Related-party transactions.

        Mr. Higgins is HGI's General Counsel, the general counsel of Terrible Herbst and the brother of Mary E. Higgins, HGI's chief financial officer. Mr. Higgins received compensation for services rendered to HGI in 2007, 2008 and 2009 of $658,700, $638,500 and $824,900 respectively.

        In 2003, HGI entered into a slot route contract to install, operate and service slot machines at a tavern owned by HIGCO, Inc., a company owned and operated by Mr. Higgins and two of his brothers,

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

12. Related-Party Transactions (Continued)

G. Michael Higgins and Kevin J. Higgins. Pursuant to this revenue-sharing contract, HIGCO, Inc. paid HGI $147,500 in 2007, $182,500 in 2008 and $186,800 in 2009.

        In 2004, ETT entered into a slot route contract with SamCon, Inc., a company owned and operated by Mr. Higgins, to install, operate and service slot machines at a new location. Terms of this revenue-sharing contract are similar to the terms of the contract HGI entered into with HIGCO in 2003. Pursuant to this revenue-sharing contract, SamCon, Inc. paid ETT $0 in 2007, $72,700 in 2008 and $87,600 in 2009.

        In 2005, ETT entered into a slot route contract to install, operate and service slot machines at a tavern owned by Prescott's Bar LLC, a company owned and operated by Mr. Todd Sosey, the brother-in-law of Troy D. Herbst, one of the owners of HGI. Pursuant to this revenue-sharing contract, Prescott's paid ETT $105,700 in 2007, $94,900 in 2008 and $90,700 in 2009.

        In November 2009, ETT entered into a slot route contract with Balboa Pizza, a company partially owned by Mr. David Ross, HGI's Chief Operating Officer-Gaming, to install, operate and service slot machines at a new location. Terms of this revenue-sharing contract are similar to the terms HGI has with other taverns. Pursuant to this revenue-sharing contract, Balboa Pizza paid ETT $3,100 in 2009.

        The balance sheet item "due from related parties" includes receivables of $390,000 and $552,000 at December 31, 2008 and 2009, respectively, from Terrible Herbst, which arise in the normal course of business. The balances are non-interest bearing and payable on demand.

        The balance sheet item "due from related parties" includes receivables of $127,700 and $150,900 at December 31, 2008 and 2009, respectively, from Berry-Hinckley Industries, which arise in the normal course of business. The balances are non-interest bearing and payable on demand.

        The balance sheet item "due from related parties" also includes balances from employees. These amounts were $899,000 and $165,500 for 2008 and 2009, respectively. The balances are charged interest at varying rates and have original terms ranging from due on demand to nine years.

13. Commitments and Contingencies

        At December 31, 2009, HGI has non-cancelable location license agreements for space leases at groups of affiliated stores that expire on various dates from 2010 through 2013, with certain options for renewal. Revenues from gaming machines in these stores did not exceed 10% of HGI's total revenues in any of the years ended December 31, 2007, 2008 or 2009.

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

13. Commitments and Contingencies (Continued)

        Future minimum lease payments under non-cancelable operating leases and location license agreements are as follows (dollars in thousands):

2010	$63,630
2011	46,069
2012	41,851
2013	29,140
2014	18,212
Thereafter	190,190

Total	$389,092

        Rent expense related to non-cancelable leases with terms exceeding one year was $70,350,000, $61,138,000, and $62,619,000 for the years ended December 31, 2007, 2008 and 2009, respectively.

        On February 17, 2006, the Clark County Circuit Court entered judgment of a jury verdict delivered on January 14, 2006 against ETT for $4.1 million in compensatory damages and $10.1 million in punitive damages. The jury verdict was delivered in connection with an action brought by the family of an individual that alleged that ETT had negligently retained and negligently supervised a temporary employee who in 2001 stole a truck from ETT and, while drunk, hit and killed the individual. The punitive damage award was subsequently lowered to $4.1 million in a post-trial ruling. HGI believes the award of compensatory and punitive damages against ETT, the liability of ETT, and the amount thereof, is not supportable in either law or in fact and plans to vigorously pursue all appropriate post-trial and other remedies, including exercising its right to appeal. HGI has appealed this decision and oral arguments were heard by the Supreme Court of Nevada on December 9, 2009. Based on a review of the legal opinions and facts available to HGI at this time, HGI believes it is adequately reserved for any potential liability related to this incident.

        HGI was party to an arbitration in 2008 in Las Vegas, Nevada involving the termination of an employee. The former employee alleged he was terminated without cause and was therefore due amounts pursuant to his employment agreement. On March 10, 2009, HGI received an interim award from the arbitrator that awarded the former employee $1.3 million as a result of this arbitration. The award is currently under appeal; however, HGI fully recognized the award and approximately $0.2 million for attorneys fees in fiscal year 2008.

        HGI is a party to certain other claims, legal actions and complaints arising in the ordinary course of business or asserted by way of defense or counterclaim in actions filed by HGI. Management believes that its defenses are substantial in each of these matters and that HGI's legal position can be successfully defended without material adverse effect on its consolidated financial statements.

  Nevada Use Tax Refund Claims

        On March 27, 2008, the Nevada Supreme Court issued a decision in Sparks Nugget, Inc. vs. The State of Nevada Department of Taxation (the "Department"), holding that food purchased for subsequent use in the provision of complimentary and/or employee meals was exempt from both sales and use tax. On April 24, 2008, the Department filed a Petition for Rehearing (the "Petition") on the

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

13. Commitments and Contingencies (Continued)

decision. On July 17, 2008, the Nevada Supreme Court denied the Department's Petition. HGI has been paying use tax on food purchased for subsequent use as complimentary and employee meals at HGI's Nevada casino properties and are in the process of quantifying the amount of HGI's potential refund, which HGI estimates to be approximately $1.8 million, excluding interest, from July 1, 2001 through January 1, 2008. Based on the denial of the petition, as of January 1, 2008, HGI no longer accrues for these taxes, but due to the uncertainty regarding the method for reimbursement to HGI of taxes paid to date, HGI will not record any gain from previous tax years until the tax refund is realized.

14. Employee Benefit Plans

        HGI has retirement savings plans under Section 401(k) of the Internal Revenue Code for eligible employees. The plans allow employees to defer, within prescribed limits, up to 30% of their income on a pre-tax basis through contributions to the plans. HGI matches, within prescribed limits, a portion of eligible employees' contributions. HGI recorded charges for 401(k) contributions of $1,114,000, $933,000 and $504,000 for the years ended December 31, 2007, 2008 and 2009 respectively. HGI ceased its employee match at December 31, 2009.

        HGI implemented a supplemental executive retirement plan ("SERP") for certain key employees effective May 1, 2004. The SERP is a nonqualified plan under which HGI makes monthly contributions which are intended to provide a retirement benefit that is a fixed percentage of a participant's annual salary up to a maximum of 33%. Company contributions and investment earnings on the contributions are tax-deferred and accumulate as a retirement fund. Employees do not make contributions under this plan. A portion of HGI contributions and investment earnings thereon vest after seven years of SERP participation and the remaining portion vests after both seven years of SERP participation and the participant reaching age 67. For the years ended December 31, 2007 and 2008 HGI recorded expenses under this plan of $297,000 and $279,000, respectively. For the year ended December 31, 2009, HGI recorded income of $12,000 under this plan.

        HGI was self-funded for health care benefits at its Midwest casino properties for 2007 and 2008. Under this plan, HGI is responsible for employee health care costs up to a certain stop loss amount. For the years ended December 31, 2007 and 2008, HGI was fully expensed to the stop loss limit and therefore had no liability recorded at year end. During the fourth quarter of 2008, HGI discovered an error in the placement of the stop loss policy that was in effect for 2007. As a result of the incorrect policy being in place, HGI was subject to additional exposure for health care claims incurred in 2007. Additional expense related to this issue for 2007 in the amount of $1,145,000 and $315,000 were expensed in 2008 and 2009, respectively. Subsequent to 2008, HGI uses a fully insured plan for health care benefits for its Midwest casino properties.

15. Business Segments

        HGI operates through two business segments: slot route operations and casino operations. The slot route operations involve the installation, operation and service of slot machines at strategic, high traffic, non-casino locations, such as grocery stores, drug stores, convenience stores, bars, and restaurants. Casino operations consist of two geographic areas, Nevada and Other States. The Nevada locations include: Terrible's Town Casino (Henderson) in Henderson, Nevada, Terrible's Searchlight Casino in Searchlight, Nevada, Terrible's Town Casino and Terrible's Lakeside Casino, both of which are located

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

15. Business Segments (Continued)

in Pahrump, Nevada, Terrible's Hotel & Casino in Las Vegas, Nevada, Rail City Casino in Sparks, Nevada, the Sands Regency Casino Hotel in Reno, Nevada, Terrible's Gold Ranch Casino and RV Resort in Verdi, Nevada, Terrible's Dayton Casino in Dayton, Nevada, and Buffalo Bill's Hotel and Casino, Primm Valley Resort and Casino and Whiskey Pete's Hotel and Casino, all located in Primm, Nevada. Casinos located in other states are Terrible's Lakeside Casino in Osceola, Iowa, Terrible's St. Jo Frontier Casino in St. Joseph, Missouri and Terrible's Mark Twain Casino in La Grange, Missouri. These segment results are regularly provided to the Office of the CEO of HGI, the members of which are the chief operating decision makers of HGI.

        Revenues and income, as well as EBITDA, for these segments are shown below. Route and Casino segment EBITDA are non-GAAP measures but are used by management to measure segment profits and losses in accordance with ASC Topic 280, "Segment Reporting". Route and Casino segment EBITDA have certain limitations in that they do not take into account the impact of certain expenses, including allocation of overhead. HGI endeavors to compensate for the limitations of the non-GAAP measures presented by providing the comparable GAAP measure with equal or greater prominence, financial statements prepared in accordance with generally accepted accounting principles, and

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

15. Business Segments (Continued)

descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measures. The following table reconciles Segment EBITDA to net income(loss) (in thousands):

	Year Ended December 31,
	2007	2008	2009
Net revenues
Slot route operations	$276,882	243,545	$200,511
Casino operations
Nevada	289,058	291,813	259,780
Other States	120,013	119,122	121,987
Other—non gaming	98,987	116,609	86,285
Total net revenues	$784,940	$771,089	$668,563
Depreciation and amortization
Slot route operations	21,979	17,806	15,192
Casino operations
Nevada	22,765	28,450	29,361
Other States	11,316	11,228	10,551
Other	345	299	322
Total depreciation and amortization	$56,405	$57,783	$55,426
Segment EBITDA(2)
Slot route operations	32,796	27,892	17,777
Casino operations
Nevada	43,551	29,475	16,823
Other states	30,268	30,287	36,882
Other and corporate(1)	(2,700)	(16,194)	(9,614)
Depreciation and amortization	(56,405)	(57,783)	(55,426)
Interest expense, net of capitalized interest (capitalized interest of $0, $101, $873, $206 and $0 respectively)	(85,631)	(116,832)	(29,530)
Loss on impairment of assets	(72,965)	(106,271)	(7,192)
Change in value of derivatives	(16,114)	—	—
Reorganization items	—	—	(29,810)
Loss on early retirement of debt	—	—	—

Net income (loss)	$(127,200)	$(209,426)	$(60,090)

(1)
Represents non-gaming revenues, general and administrative expenses, interest income and loss on lease termination.

(2)
Segment EBITDA is used by management to measure segment profits and losses and consists of income from segment operations plus depreciation and amortization and is calculated before allocation of overhead.

Herbst Gaming, Inc.

(Debtor and Debtor-in-Possession as of March 22, 2009)

Notes to consolidated financial statements (Continued)

15. Business Segments (Continued)

Selected Quarterly Financial Information (Unaudited)
(in thousands)

	Mar. 31	June 30	Sept. 30	Dec. 31		Total
Year Ended December 31, 2009
Net revenues—Route operations	$53,839	$52,198	$47,433	$47,041		$200,511
Net revenues—Casino operations
Nevada	67,728	67,378	66,071	58,603		259,780
Other states	31,815	31,185	30,854	28,133		121,987
Net revenues—Other	18,342	21,916	24,339	21,688		86,285
Operating income (loss)	(3,021)	7,437	3,288	(8,615)		(911)
Net loss	(32,846)	4,469	385	(32,098)		(60,090)
Year Ended December 31, 2008
Net revenues—Route operations	$64,619	$63,930	$58,288	$56,708		$243,545
Net revenues—Casino operations
Nevada	75,057	75,602	75,281	65,873		291,813
Other states	30,674	29,270	30,628	28,550		119,122
Net revenues—Other	27,778	35,727	32,282	20,822		116,609
Operating income	10,167	(32,768)	5,868	(76,782)		(93,515)
Net income (loss)	(16,524)	(62,329)	(22,399)	(108,174)		(209,426)
Year Ended December 31, 2007
Net revenues—Route operations	$74,749	$71,720	$66,072	$64,341		$276,882
Net revenues—Casino operations
Nevada	37,814	83,033	89,341	78,870		289,058
Other states	30,465	30,856	30,784	27,908		120,013
Net revenues—Other	7,386	28,615	32,808	30,178		98,987
Operating income	11,464	12,537	10,208 (1)	(61,144	)(2)	(26,935)
Net income	(3,253)	581	(26,682)	(97,846)		(127,200)

(1)
Amount includes $3.2 million impairment of lease acquisition costs.

(2)
Amount includes $73.0 million impairment of intangible assets and $16.1 million change in value of derivatives.

(This page has been left blank intentionally.)

HERBST GAMING, INC. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of March 22, 2009)

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31, 2009	June 30, 2010
	(in thousands)
Assets
Current assets
Cash and cash equivalents	$116,894	$114,206
Accounts receivable, net	2,599	2,887
Notes and loans receivable	955	608
Prepaid expenses	14,405	15,539
Inventory	4,396	4,352

Total current assets	139,249	137,592
Property and equipment, net	517,063	508,746
Lease acquisition costs, net	14,746	11,602
Due from related parties	868	1,083
Other assets, net	6,373	6,466
Intangibles, net	202,474	201,595
Goodwill	3,255	3,255

Total assets	$884,028	$870,339

Liabilities and stockholders' deficiency
Liabilities not subject to compromise
Current liabilities
Accounts payable	$18,474	$13,602
Accrued expenses	20,415	24,054

Total current liabilities not subject to compromise	38,889	37,656
Other liabilities	2,628	2,983

Total liabilities not subject to compromise	41,517	40,639
Liabilities subject to compromise (Note 5)	1,230,756	1,204,289
Commitments and contingencies (Note 7)
Stockholders' deficit
Common stock (no par value; 2,500 shares authorized; 300 shares issued and outstanding)	2,368	2,368
Additional paid-in capital	1,631	1,631
Accumulated deficit	(392,244)	(378,588)

Total stockholders' deficit	(388,245)	(374,589)

Total liabilities and stockholders' deficit	$884,028	$870,339

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

HERBST GAMING, INC. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of March 22, 2009)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended June 30,
	2009	2010
	(in thousands)
Revenues
Route operations	$106,082	$94,815
Casino operations	232,920	214,958
Other operations	40,258	45,956

Total revenues	379,260	355,729
Promotional allowances	(34,859)	(31,845)

Net revenues	344,401	323,884
Costs of revenues
Route operations	93,990	89,889
Casino operations	167,195	146,149
Other operations	30,684	35,699
General and administrative	9,993	10,197
Depreciation and amortization	28,309	25,673
Restructuring expense	9,814	—

Total costs and expenses	339,985	307,607

Income from operations	4,416	16,277

Other income (expense)
Interest income	72	59
Interest expense (contractual interest for the six months ended June 30, 2009 and 2010 would have been $66,785 and $65,465, respectively, if incurred for the entire period)	(29528)	(21)
Reorganization items (Note 4)	(3,337)	(2,659)

Total other expense	(32,793)	(2,621)

Net (loss) income	$(28,377)	$13,656

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

HERBST GAMING, INC. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of March 22, 2009)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2009	2010
	(in thousands)
Cash flows from operating activities
Net (loss) income	$(28,377)	$13,656
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	28,309	25,673
Amortization of debt issuance costs	900	—
Debt discount amortization	32	—
Gain on sale of property and equipment	31	43
Decrease (increase) in operating assets:
Accounts receivable	469	(227)
Prepaid expenses	(19)	(1,152)
Inventory	(280)	44
Due from related parties	21	(230)
Other assets	(639)	(52)
Increase (decrease) in operating liabilities:
Accounts payable	1,696	887
Liabilities subject to compromise	—	(1,485)
Accrued interest	20,493	—
Accrued expenses	1,682	3,639
Other liabilities	238	335
Non-cash reorganization items	1,767	(6,005)

Net cash provided by operating activities	$26,323	$35,126

Cash flows from investing activities
Additions to notes and loans receivable	$(539)	$(37)
Collection on notes and loans receivable	524	300
Proceeds from sale of property and equipment	182	57
Purchases of property and equipment	(8,274)	(12,947)
Lease acquisition costs	(5,175)	(205)

Net cash used in investing activities	$(13,282)	$(12,832)

Cash flows from financing activities
Reorganization items	$—	$(24,982)

Net cash used in financing activities	$—	$(24,982)

Net (decrease) increase in cash and cash equivalents	13,041	(2,688)
Cash and cash equivalents
Beginning of period	105,990	116,894

End of period	$119,031	$114,206

Supplemental cash flow information:
Cash paid during the period for interest	$8,102	$—
Cash paid for reorganization items	$1,570	$7,066
Supplemental schedule of non cash investing and financing activities:
Purchase of property and equipment financed through accounts payable	$471	$1,005

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

HERBST GAMING, INC. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of March 22, 2009)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. CHAPTER 11 REORGANIZATION AND GOING CONCERN

        On March 22, 2009 (the "Petition Date"), Herbst Gaming, Inc. ("Herbst" or "HGI") and certain of its subsidiaries (the "Subsidiary Guarantors", and together with HGI, the "Debtors") filed voluntary petitions for relief (the "Chapter 11 Cases") under Chapter 11 of the United States Bankruptcy Code, 11 U.S.C. §§ 101-1532 (the "Bankruptcy Code"), in the United States Bankruptcy Court for the District of Nevada, Northern Division (the "Bankruptcy Court") under case numbers 09-50746-gwz through 09-50763-gwz. Pursuant to an order of the Bankruptcy Court, the Chapter 11 Cases are being jointly administered. From the period commencing on the Petition Date up to and including the Effective Date (as defined below), the Debtors operated their businesses and managed their properties as debtors-in-possession subject to the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code.

        On July 22, 2009, the Debtors filed with the Bankruptcy Court an amended joint plan of reorganization. On January 22, 2010, the Bankruptcy Court issued an Amended Order Confirming Debtors' First Amended Joint Plan of Reorganization (the "Order"), confirming the amended joint plan of reorganization, as modified by the Findings of Fact and Conclusions of Law in Support of Order Confirming Debtors' First Amended Joint Plan of Reorganization (the "Findings of Fact") entered contemporaneously with the Order (the amended joint plan of reorganization as modified by the Findings of Fact, the "Plan"). The Plan became effective on February 5, 2010 (the "Effective Date"), but will not be fully implemented until the Substantial Consummation Date (as defined below). Since the Effective Date, the Debtors have been operating as reorganized entities pursuant to the terms and provisions of the Plan and, except as otherwise specifically provided for in the Plan, outside the jurisdiction of the Bankruptcy Court. Upon the Substantial Consummation Date, the Plan provides for the following restructuring (the "Restructuring") of the Debtors to occur:

  •
  Conversion of all allowed claims under HGI's $860.0 million senior credit facility (the "HGI Credit Facility") into debt and equity of the Debtors, through ownership of Herbst Gaming, LLC ("the Company").

  •
  Termination of all outstanding obligations under HGI's 8.125% senior subordinated notes due 2012 (the "8.125% Notes") and HGI's 7% senior subordinated notes due 2014 (the "7% Notes" and, collectively with the 8.125% Notes, the "Subordinated Notes").

  •
  Cancellation of 100% of the existing equity in HGI.

Following the Substantial Consummation Date, the Company will hold all of the equity interests in the Reorganized Debtors (as defined below) and HGI will be dissolved.

        The Plan generally will be fully implemented on the third business day following the satisfaction or waiver of all conditions to substantial consummation of the Plan (the "Substantial Consummation Date"), which are described in the paragraph below. However, pursuant to the Plan certain payments were made on or shortly after the Effective Date, including payment of allowed priority claims, certain allowed secured claims and allowed general unsecured claims, in some cases with interest from the Petition Date, as described in the Plan and the Second Amended Disclosure Statement to Accompany the Plan filed with the Bankruptcy Court on August 7, 2009.

        Additionally, under the Plan, between the Effective Date and the Substantial Consummation Date HGI will make adequate protection payments to the lenders under the HGI Credit Facility (the

HERBST GAMING, INC. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of March 22, 2009)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

1. CHAPTER 11 REORGANIZATION AND GOING CONCERN (Continued)

"Lenders") in the amount of the Debtors' cash and cash equivalents in excess of $100 million (measured initially as of the end of the third full calendar month following the Effective Date, and then as of the end of every third full calendar month thereafter, and paid 30 days thereafter).

        The Plan will not be fully implemented until the Substantial Consummation Date. The Substantial Consummation Date will not occur until the Restructuring and the individuals proposed as officers, directors and key employees of the Company and the Subsidiary Guarantors, as they will be reorganized (the "Reorganized Debtors") have received all requisite governmental and regulatory approvals. HGI has been advised by the representatives of the Lenders that the applications of the Company, as well as the equity holders of the Company and their principals, have been filed with the gaming authorities in Nevada, Missouri and Iowa, and that the applications of directors, officers and key employees required to submit to licensing have been filed in those jurisdictions. HGI has been advised by the representatives of the Lenders that the licensing process is expected to take nine to 12 months.

        The Substantial Consummation Date is also subject to the satisfaction or waiver of the following conditions: (i) none of the Debtors or the Lenders shall be in material breach of the Plan; (ii) the Bankruptcy Court shall have authorized the assumption and rejection of certain contracts of Debtors and (iii) all documents necessary to implement the transactions contemplated by the Plan shall be in form and substance reasonably acceptable to the reorganized company and the Requisite Lenders. HGI currently expects that the Substantial Consummation Date will occur in the fourth quarter of 2010, although there can be no assurance that the required regulatory approvals will be obtained or that all conditions to the Substantial Consummation Date will be satisfied by that date, or at all, or that HGI will be successful in implementing the Restructuring in the form contemplated by the Plan or at all. The Plan provides that the Substantial Consummation Date must occur no later than February 5, 2011, the first anniversary of the Effective Date, unless extended by mutual agreement of the Debtors and the Requisite Lenders (as defined below). In the event that the Substantial Consummation Date does not occur by February 5, 2011, or such later date as may be agreed to by the Debtors and the Requisite Lenders, the confirmation of the Plan would be vacated and all claims (except for allowed priority claims, certain allowed secured claims unrelated to the Lenders or the Subordinated Notes, and allowed general unsecured claims) would be restored as though the Effective Date had never occurred.

        On January 28, 2010, the Indenture Trustee, as defined in the Findings of Fact, filed a notice of appeal from the Order (the "Indenture Trustee Appeal"). On January 29, 2010, the Debtors elected to have the Indenture Trustee Appeal heard by the U.S. District Court for the District of Nevada (the "District Court") and not the U.S. Bankruptcy Appellate Panel for the Ninth Circuit Court of Appeals. On April 2, 2010, the Indenture Trustee filed its opening brief in the Indenture Trustee Appeal and also filed a motion with the District Court requesting that the Order be stayed pending a decision on the merits of the Indenture Trustee Appeal. On April 7, 2010, the Debtors and the Administrative Agent under the HGI Credit Facility filed their joint opposition to the Indenture Trustee's request that the Order be stayed. On April 21, 2010, the Debtors and the Administrative Agent under the HGI Credit Facility filed their respective answering briefs in the Indenture Trustee Appeal. On May 4, 2010, the Indenture Trustee filed its reply brief, thereby completing the briefing on the Indenture Trustee Appeal. As of August 10, 2010, the District Court has not ruled on the Indenture Trustee's request for a stay pending appeal or the merits of the Appeal, and has also not scheduled oral arguments in the

HERBST GAMING, INC. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of March 22, 2009)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

1. CHAPTER 11 REORGANIZATION AND GOING CONCERN (Continued)

Indenture Trustee Appeal. On June 23, 2010, the Bankruptcy Court entered an order denying the Indenture Trustee's request for a stay of the Order. The Indenture Trustee has not appealed the Bankruptcy Court's order denying its request for a stay pending appeal.

        On November 16, 2009, the Indenture Trustee filed its First Amended Complaint for Declaratory Judgment (the "Amended Complaint") against the Debtors and the Administrative Agent under the HGI Credit Facility seeking, among other relief, a judgment of the Bankruptcy Court determining that the Subordinated Notes entitled to pari passu treatment with the obligations due under the HGI Credit Facility. The Debtors and the Administrative Agent filed motions to dismiss the Amended Complaint. On February 23, 2010, the Bankruptcy Court dismissed the Amended Complaint without prejudice to seek leave to re-file the Amended Complaint if the Order is set aside in the Indenture Trustee Appeal. The Indenture Trustee has not appealed the Bankruptcy Court's order dismissing its Amended Complaint. There can be no assurance that a stay pending appeal from the Order will not be granted during the pendency of the Indenture Trustee Appeal and prior to the Substantial Consummation Date. There can be no assurance that the Order will not be overturned and the Plan set aside. Finally, there can be no assurance regarding the timing of the District Court's decision on either the request for a stay pending appeal or a decision on the merits of the appeal itself.

        The Debtors and Lenders holding, in the aggregate, approximately 61% of all of the outstanding claims under the HGI Credit Facility are parties to an Amended and Restated Lockup Agreement dated June 29, 2009 (the "Lockup Agreement"). Pursuant to the Lockup Agreement, the parties thereto are contractually obligated to use commercially reasonable efforts to successfully consummate the Restructuring and achieve the expeditious consummation of the Plan. The Lockup Agreement will automatically terminate, pursuant to its terms, if the Substantial Consummation Date does not occur on or before February 5, 2011, the first anniversary of the Effective Date, unless such termination event is waived by Lenders party to the Lockup Agreement holding at least two-thirds in amount of the total claims held by all Lenders party to the Lockup Agreement (the "Requisite Lenders") within five days of the occurrence of the termination event. In the event that the Substantial Consummation Date does not occur by that date, and the Requisite Lenders do not waive the related termination event and the Lockup Agreement is terminated, the Lenders would no longer be obligated to support the Restructuring.

        The Plan provides that, from the Effective Date through the Substantial Consummation Date, the Debtors will continue to be managed by the current officers and directors.

        The continuation of HGI as a going concern is contingent upon, among other things, the Debtors' ability to (i) obtain substantial consummation of the Plan or another plan of reorganization under the Bankruptcy Code; (ii) return to profitability; (iii) generate sufficient cash flow from operations; and (iv) obtain financing sources to meet HGI's future obligations. These matters create uncertainty relating to HGI's ability to continue as a going concern. The accompanying condensed consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of assets or liabilities that might result from the outcome of these uncertainties. In addition, the Restructuring could materially change amounts reported in HGI's consolidated financial statements, which do not give effect to any adjustments of the carrying value of assets and liabilities that may be necessary as a consequence of reorganization under Chapter 11 of the Bankruptcy Code.

HERBST GAMING, INC. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of March 22, 2009)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

1. CHAPTER 11 REORGANIZATION AND GOING CONCERN (Continued)

        Additionally, the Restructuring is subject to various regulatory approvals. There can be no assurance that HGI will be successful in consummating the Plan.

        Due to the occurrence and continuation of events of default, the amounts outstanding under the HGI Credit Facility and the indentures pursuant to which the Subordinated Notes were issued are immediately due and payable, subject to an automatic stay of any action to collect, assert or recover a claim against HGI under applicable bankruptcy law. Based on the filing of the Chapter 11 Cases, the entire balance outstanding under the HGI Credit Facility and all of the amounts outstanding under the indentures pursuant to which the Subordinated Notes were issued are included in liabilities subject to compromise at June 30, 2010. HGI classifies liabilities subject to compromise as a long-term liability.

        The current outstanding balance under the HGI Credit Facility is $833 million. The Plan provides, in part, that the Lenders will receive 100% of the equity of the Company, and that the Company and the Reorganized Debtors will borrow $350 million pursuant to the Senior Secured Loan Credit Facility.

        Prior to the filing of the Chapter 11 Cases, interest accrued on borrowings under the HGI Credit Facility was based on a floating rate. This floating rate was based upon a variable interest rate (a base rate or LIBOR, at HGI's option) plus a leverage grid-based spread. HGI's average floating rate on debt incurred under the HGI Credit Facility was 12.5% as of June 30, 2010. However, based on the filing of the Chapter 11 Cases, after the Petition Date HGI did not make payments under the HGI Credit Facility, other than certain adequate protection payments, as provided in the Final Order Approving the Amended and Restated Stipulation Authorizing Use of Cash Collateral by Debtors and Granting Adequate Protection, which was entered by the Bankruptcy Court on May 21, 2009 and remained in effect until the Effective Date (the "Cash Collateral Order").

        The Cash Collateral Order provided for adequate protection payments to be made to the Lenders during the period commencing on the Petition Date and ending on the Effective Date in the amount of the Debtors' cash and cash equivalents in excess of $100 million (measured as of the last day of each fiscal quarter and to be paid on the 30th day thereafter) reduced by certain unpaid restructuring costs, as well as costs and expenses of the professionals retained by the administrative agent. Based on HGI's cash and cash equivalents as of December 31, 2009 and taking into account the required Effective Date payments described in this Note 1 of Notes to Condensed Consolidated Financial Statements (Unaudited), HGI made an adequate protection payment of $1.1 million on February 5, 2010. Additionally, under the Plan, between the Effective Date and the Substantial Consummation Date HGI will make adequate protection payments to Lenders in the amount of the Debtors' cash and cash equivalents in excess of $100 million (measured initially as of the end of the third full calendar month following the Effective Date, and then as of the end of every third full calendar month thereafter, and paid 30 days thereafter).). Based on HGI's cash and cash equivalents as of May 31, 2010 and taking into account the required Effective Date payments described in this Note 1 of Notes to Condensed Consolidated Financial Statements (Unaudited), HGI made an adequate protection payment of $23.8 million on June 30, 2010.

HERBST GAMING, INC. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of March 22, 2009)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Description of Business and Principles of Consolidation—The accompanying condensed consolidated financial statements of Herbst Gaming, Inc. include the accounts of Herbst and its subsidiaries: E-T-T, Inc. and subsidiaries ("ETT"), Market Gaming, Inc. ("MGI"), E-T-T Enterprises L.L.C. ("E-T-T Enterprises"), Flamingo Paradise Gaming, LLC ("FPG"), HGI-Lakeside ("HGI-L"), HGI-St. Jo ("HG St. Jo"), HGI-Mark Twain ("HG Mark Twain"), The Sands Regent and subsidiaries ("Sands") and The Primadonna Company LLC ("Primadonna"). The financial statements of ETT are consolidated and include the following wholly-owned subsidiaries: Cardivan Company, Corral Coin, Inc. and Corral Country Coin, Inc. The financial statements of Sands are consolidated and include the following direct and indirect wholly-owned subsidiaries: Zante, Inc., Last Chance, Inc., California Prospectors, Ltd. (which is a wholly owned subsidiary of Last Chance, Inc.), Plantation Investments, Inc. and Dayton Gaming, Inc.

        All significant intercompany balances and transactions between and among Herbst, ETT, MGI, E-T-T Enterprises, FPG, HGI-L, HG St. Jo, HG Mark Twain, Sands and Primadonna have been eliminated in the condensed consolidated financial statements. ETT and MGI conduct business in the gaming industry and generate revenue principally from gaming machine route operations and casino operations. Gaming machine route operations involve the installation, operation and service of gaming machines owned by HGI that are located in licensed, leased or subleased space in retail stores (supermarkets, convenience stores, etc.), bars and restaurants throughout the State of Nevada. HGI owns and operates Terrible's Town Casino & Bowl in Henderson, Nevada, Terrible's Searchlight Casino in Searchlight, Nevada and Terrible's Town Casino and Terrible's Lakeside Casino & RV Park, both of which are located in Pahrump, Nevada. The operations of the subsidiaries of HGI are as follows:

  •
  E-T-T Enterprises develops and leases real estate to ETT.

  •
  FPG owns and operates Terrible's Hotel & Casino ("Terrible's Las Vegas") in Las Vegas, Nevada, which began operations in December 2000.

  •
  HGI-L owns and operates Terrible's Lakeside Casino ("Lakeside Iowa Casino"), as well as a hotel, gas station and convenience store, all located in Osceola, Iowa, which were acquired in February 2005.

  •
  HG St. Jo owns and operates Terrible's St. Jo Frontier Casino ("St. Jo Casino") in St. Joseph, Missouri, which was acquired in February 2005.

  •
  HG Mark Twain owns and operates Terrible's Mark Twain Casino in La Grange, Missouri, which was acquired in February 2005.

  •
  Sands and its direct and indirect wholly-owned subsidiaries, which were acquired on January 3, 2007, own and operate Terrible's Rail City Casino in Sparks, Nevada, the Sands Regency Casino Hotel in Reno, Nevada, the Terrible's Gold Ranch Casino and RV Resort in Verdi, Nevada and Terrible's Dayton Casino in Dayton, Nevada (all such properties acquired pursuant to the Sands Regency Acquisition, together the "Sands Regency Casinos").

  •
  Primadonna, which was acquired on April 10, 2007, owns and operates Whiskey Pete's Hotel and Casino ("Whiskey Pete's"), Buffalo Bill's Hotel and Casino ("Buffalo Bill's"), Primm Valley Resort and Casino ("Primm Valley," and together with Whiskey Pete's and Buffalo Bill's, together the "Primm Casinos"), a California lottery station located on the Nevada/California

HERBST GAMING, INC. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of March 22, 2009)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    border, three gasoline stations and the Primm Travel Center (such properties, together with the Primm Casinos, the "Primm Properties"), all of which are located in Primm, Nevada.

        HGI elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code of 1986. Under those provisions, the owners of HGI pay income taxes on its taxable income. Accordingly, a provision for income taxes is not included in HGI's financial statements.

        The gaming industry in the States of Nevada, Iowa, and Missouri is subject to extensive state and local government regulation. HGI's gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada Gaming Control Board, the Iowa Race and Gaming Commission, the Missouri Gaming Commission as well as local jurisdictions.

        Basis of Presentation—The condensed consolidated financial statements of Herbst Gaming, Inc. as of June 30, 2010, and for the six months ended June 30, 2010 and 2009 are unaudited, but, in the opinion of management, include all adjustments necessary for a fair presentation of the financial results for the interim periods. HGI's results of operations for the six months ended June 30, 2010 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2010. These interim statements should be read in conjunction with the audited financial statements of HGI and notes thereto included in this Form 10.

        In accordance with GAAP, HGI has applied ASC 852, Reorganizations—Other Presentation Matters ("ASC 852"), in preparing the consolidated financial statements. ASC 852 requires that the financial statements, for periods subsequent to the Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses (including professional fees), are recorded in reorganization items in the accompanying consolidated statement of operations. In addition, pre-petition obligations that may be impacted by the bankruptcy reorganization process have been classified in the consolidated balance sheet at June 30, 2010 as liabilities subject to compromise. These liabilities are reported at the amounts expected pursuant to the Plan, although there can be no assurance that the Plan will be fully implemented. (see Note 5 of Notes to Condensed Consolidated Financial Statements (Unaudited)).

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant estimates incorporated into HGI's condensed consolidated financial statements include the estimated useful lives for depreciable and amortizable assets, the estimated allowance for doubtful accounts receivable and the estimated cash flows in assessing the recoverability of long-lived assets as well as estimated fair values of certain assets related to write downs and impairments, contingencies and litigation, and claims and assessments. Actual results could differ from those estimates.

        Accounts Receivable—Receivables consist primarily of amounts due from customers as a result of normal business operations. HGI periodically performs credit evaluations of its customers. HGI reviews accounts receivable balances in order to determine an allowance for potential credit losses based on

HERBST GAMING, INC. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of March 22, 2009)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

2. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

HGI's collections experience and the age of the receivables. At December 31, 2009 and June 30, 2010, the allowance for potential credit losses was approximately $808,000 and $956,000, respectively.

        Goodwill—HGI has approximately $3,255,000 in goodwill as of June 30, 2010. HGI evaluates its goodwill and indefinite-lived intangible assets in accordance with the applications of ASC Topic 350, "Intangibles—Goodwill and Other" ("ASC Topic 350"). Goodwill and indefinite-lived intangible assets are not subject to amortization, but they are subject to an annual impairment test in the fourth quarter of each year and between annual test dates in certain circumstances.

        Restructuring Costs—Restructuring costs are comprised of expenses related to the evaluation of financial and strategic alternatives and include special legal and other advisor fees associated with HGI's reorganization efforts prior to the Petition Date, including preparation for the bankruptcy filing.

        Reorganization Items—Reorganization items are comprised of expenses incurred after the Petition Date. Reorganization items include legal, advisory and trustee fees incurred in connection with the Restructuring and the Chapter 11 Cases.

Recently Issued Accounting Standards

        In April 2010, the Financial Accounting Standards Board issued authoritative accounting guidance for companies that generate revenue from gaming activities that involve base jackpots, which requires companies to accrue for a liability at the time the company has the obligation to pay the jackpot and record such obligation as a reduction of gaming revenue accordingly. The guidance is effective for interim and annual reporting periods beginning on or after December 15, 2010. Base jackpots are currently not accrued for by the Company until it has the obligation to pay such jackpots. As such, the application of this guidance will not have a material effect on the Company's financial condition, results of operations or cash flows.

3. LONG-TERM DEBT

        HGI is in default under the HGI Credit Facility and the indentures pursuant to which the Subordinated Notes were issued. The current outstanding balance under the HGI Credit Facility is $833 million. The Plan provides, in part, that the Lenders will receive 100% of the equity of the Company, and that the Company will borrow $350 million pursuant to a Senior Secured Loan Credit Facility.

HERBST GAMING, INC. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of March 22, 2009)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

3. LONG-TERM DEBT (Continued)

        Due to the occurrence and continuation of events of default, the amounts outstanding under the HGI Credit Facility and the indentures pursuant to which the Subordinated Notes were issued are immediately due and payable, subject to an automatic stay of any action to collect, assert or recover a claim against HGI under applicable bankruptcy law. Based on the filing of the Chapter 11 Cases, the entire balance outstanding under the HGI Credit Facility and all of the amounts outstanding under the indentures pursuant to which the Subordinated Notes were issued are included in liabilities subject to compromise at June 30, 2010. HGI classifies liabilities subject to compromise as a long-term liability.

        Interest accrued on borrowings under the HGI Credit Facility was based on a floating rate until the Petition Date. This floating rate was based upon a variable interest rate (a base rate or LIBOR, at HGI's option) plus a leverage grid-based spread. HGI's average floating rate on debt incurred under the HGI Credit Facility was 12.5% at June 30, 2010. However, based on the filing of the Chapter 11 Cases, after the Petition Date HGI did not make payments under the HGI Credit Facility, other than certain adequate protection payments, as provided in the Final Order Approving the Amended and Restated Stipulation Authorizing Use of Cash Collateral by Debtors and Granting Adequate Protection, which was entered by the Bankruptcy Court on May 21, 2009 and remained in effect until the Effective Date (the "Cash Collateral Order").

        The Cash Collateral Order provided for adequate protection payments to be made to the Lenders during the period commencing on the Petition Date and ending on the Effective Date in the amount of the Debtors' cash and cash equivalents in excess of $100 million (measured as of the last day of each fiscal quarter and to be paid on the 30th day thereafter) reduced by certain unpaid restructuring costs, as well as costs and expenses of the professionals retained by the administrative agent. Based on HGI's cash and cash equivalents as of December 31, 2009 and taking into account the required Effective Date payments described in Note 1 of Notes to Condensed Consolidated Financial Statements (Unaudited), HGI made an adequate protection payment of $1.1 million on February 5, 2010. Additionally, under the Plan, between the Effective Date and the Substantial Consummation Date HGI will make adequate protection payments to the lenders under the HGI Credit Facility (the "Lenders") in the amount of the Debtors' cash and cash equivalents in excess of $100 million (measured initially as of the end of the third full calendar month following the Effective Date, and then as of the end of every third full calendar month thereafter, and paid 30 days thereafter). Based on HGI's cash and cash equivalents as of May 31, 2010, HGI made an adequate protection payment of $23.8 million on June 30, 2010.

        Pursuant to the Plan, all outstanding obligations under the Subordinated Notes will be terminated on the Substantial Consummation Date.

HERBST GAMING, INC. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of March 22, 2009)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

3. LONG-TERM DEBT (Continued)

        Subject to the automatic stay associated with the Chapter 11 Cases, long-term debt included in "liabilities subject to compromise," is expected to mature as follows (dollars in thousands):

June 30, 2010
2011	$1,133,863
2012	—
2013	—
2014	—
2015	—
Thereafter	—

Total	$1,133,863

        The following table provides the fair value measurement information about HGI's long-term debt at March 31, 2010. For additional information regarding ASC Topic 820, "Fair Value Measurements and Disclosures" and the fair value hierarchy, see Note 2 of Notes to Condensed Consolidated Financial Statements (Unaudited).

	Carrying Value	Estimated Fair Value	Fair Value Hieerarchy
	(In thousands)
Bank credit facility	$803,863	$480,894	Level 2
8.125% Senior Subordinated Notes Due 2012	160,000	—	Level 1
7.00% Senior Subordinated Notes Due 2014	170,000	—	Level 1

Total long-term debt	$1,133,863	$480,894

        The estimated fair value of HGI's bank credit facility is based on bid prices on or about June 30, 2010. The estimated fair values of HGI's senior subordinated notes are based on quoted market prices as of June 30, 2010.

4. REORGANIZATION ITEMS

        Reorganization items represent expense incurred as a result of the Chapter 11 proceedings and are presented separately in the Condensed Consolidated Statements of Operations (Unaudited) (dollars in thousands),

	For the Six Months Ended June 30, 2009	For the Six Months Ended June 30, 2010
Trustee Fees	$43	$381
Professional Fees	3,294	680
Other items	—	1,598

Total	$3,337	$2,659

HERBST GAMING, INC. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of March 22, 2009)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

4. REORGANIZATION ITEMS (Continued)

        In the six months ended June 30, 2010, HGI incurred $2,659,000 in reorganization items. Of this amount, $1,598,000 was related to executive separation agreements, $381,000 was for statutorily mandated United States Trustee fees, and $680,000 was for professional fees, which include financial advisory, legal, real estate and valuation services directly attributed to the reorganization process. Any professional fees incurred from the bankruptcy filing on March 22, 2009 through the Effective Date of February 5, 2010 were subject to bankruptcy court approval.

5. LIABILITIES SUBJECT TO COMPROMISE

        Liabilities subject to compromise refer to both secured and unsecured obligations that will be accounted for under a plan of reorganization. Generally, actions to enforce or otherwise effect payment of pre-Chapter 11 liabilities are stayed. ASC Topic 852-10-45 requires pre-petition liabilities that are subject to compromise to be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. These liabilities represent the estimated amount expected to be allowed on known or potential claims to be resolved through the Chapter 11 process, and remain subject to future adjustments arising from negotiated settlements, actions of the applicable bankruptcy court, rejection of executory contracts and unexpired leases, the determination as to the value of collateral securing the claims, proofs of claim, or other events. Liabilities subject to compromise also include certain items that may be assumed under the Plan, and as such, may be subsequently reclassified to liabilities not subject to compromise. HGI has included the amounts due under the HGI Credit Facility and indentures pursuant to which the Subordinated Notes were issued as liabilities subject to compromise. Although the Plan has been confirmed, the Plan will not be fully implemented until the Substantial Consummation Date. The Substantial Consummation Date will not occur until certain conditions, including certain approvals of gaming authorities in Nevada, Iowa and Missouri, have been obtained. See Note 1 of Notes to Condensed Consolidated Financial Statements (Unaudited). There can be no assurance that all conditions to the Substantial Consummation Date will be satisfied or that HGI will be successful in fully implementing the Plan or any other plan of reorganization.

As of March 31, 2010
(in thousands)
Secured debt	$803,863
Accrued interest on secured debt	29,103
Subordinated Notes	330,000
Accrued interest on Subordinated Notes	33,062
Accounts payable	2,778
Accrued expenses	5,483

Total liabilities subject to compromise	$1,204,289

6. BUSINESS SEGMENTS

        HGI operates through two business segments: slot route operations and casino operations. The slot route operations involve the installation, operation and service of slot machines at strategic, high traffic, non-casino locations, such as grocery stores, drug stores, convenience stores, bars, and restaurants.

HERBST GAMING, INC. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of March 22, 2009)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

6. BUSINESS SEGMENTS (Continued)

Casino operations consist of two geographic areas, Nevada and other states. The Nevada locations include: Terrible's Town Casino (Henderson) in Henderson, Nevada, Terrible's Searchlight Casino in Searchlight, Nevada, Terrible's Town Casino and Terrible's Lakeside Casino, both of which are located in Pahrump, Nevada, Terrible's Hotel & Casino in Las Vegas, Nevada, Rail City Casino in Sparks, Nevada, the Sands Regency Casino Hotel in Reno, Nevada, Terrible's Gold Ranch Casino and RV Resort in Verdi, Nevada, Terrible's Dayton Casino in Dayton, Nevada, and Buffalo Bill's Hotel and Casino, Primm Valley Resort and Casino and Whiskey Pete's Hotel and Casino, all located in Primm, Nevada. Casinos located in other states are Terrible's Lakeside Casino in Osceola, Iowa, Terrible's St. Jo Frontier Casino in St. Joseph, Missouri and Terrible's Mark Twain Casino in La Grange, Missouri. These segment results are regularly provided to the Office of the CEO of HGI, the members of which are the chief operating decision makers of HGI.

        Net revenues, income from operations, depreciation and amortization and segment EBITDA for these segments are as set forth in the table below (dollars in thousands). Route and Casino segment EBITDA are non-GAAP measures but are used by management to measure segment profits and losses in accordance with ASC Topic 280, "Segment Reporting" ("ASC Topic 280"). Route and Casino segment EBITDA have certain limitations in that they do not take into account the impact of certain expenses, including allocation of overhead. HGI endeavors to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measure with equal or greater prominence, financial statements prepared in accordance with generally accepted accounting principles, and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP

HERBST GAMING, INC. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of March 22, 2009)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

6. BUSINESS SEGMENTS (Continued)

measures. Accordingly, the following table also contains a reconciliation of Segment EBITDA to net income (loss) (in thousands).

	Six Months Ended June 30,
	2009	2010
Net revenues
Slot route operations	$106,037	$94,716
Casino operations:
Nevada	135,106	122,230
Other states	63,000	60,982
Other operations—non gaming	40,258	45,956

Total net revenues	$344,401	$323,884

Income (loss) from segment operations (excluding general and administrative expense)
Slot route operations	$3,847	$(1,597)
Casino operations:
Nevada	(3,344)	1,869
Other states	14,307	16,106

Total income from segment operations	14,810	16,378
Other	(10,394)	(101)

Total (loss) income from operations	$4,416	$16,277

Depreciation and amortization
Slot route operations	$8,200	$6,424
Casino operations:
Nevada	14,662	14,776
Other states	5,286	4,312
Other expenses	161	161

Total depreciation and amortization	$28,309	$25,673

Segment EBITDA(2)
Slot route operations	$12,047	$4,827
Casino operations:
Nevada	11,318	16,645
Other states	19,593	20,418
Other and corporate(1)	(10,161)	119
Depreciation and amortization	(28,309)	(25,673)
Interest expense, net of capitalized interest	(29,528)	(21)
Reorganization items	(3,337)	(2,659)

Net income (loss)	$(28,377)	$13,656

(1)
Represents non-gaming revenues, general and administrative expenses, interest income and restructuring expense.

(2)
Segment EBITDA is used by management to measure segment profits and losses and consists of income from segment operations plus depreciation and amortization and is calculated before allocation of overhead.

HERBST GAMING, INC. AND SUBSIDIARIES

(Debtor and Debtor-in-Possession as of March 22, 2009)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

7. COMMITMENTS AND CONTINGENCIES

        On February 17, 2006, the Eighth Judicial District Court of Nevada entered judgment of a jury verdict delivered on January 14, 2006 against ETT for $4.1 million in compensatory damages and $10.1 million in punitive damages. The jury verdict was delivered in connection with an action brought by the family of an individual that alleged that ETT had negligently retained and negligently supervised a temporary employee who in 2001 stole a truck from ETT and, while drunk, hit and killed the individual. The punitive damage award was subsequently lowered to $4.1 million in a post-trial ruling. HGI appealed this decision and oral arguments were heard by the Supreme Court of Nevada on December 9, 2009. The Supreme Court upheld the lower Court determination and the Supreme Court panel denied the HGI's motion for re-consideration. HGI requested an en banc re-hearing soley with regards to whether the punitive damages were proper in this case on August 2, 2010. HGI's insurance carrier tendered the compensatory damages to the Plaintiffs in August 2010. As of June 2010, HGI has adequately reserved for any potential liability related to the punitive damages of the incident.

        HGI was party to an arbitration in 2008 in Las Vegas, Nevada involving the termination of an employee. The former employee alleged he was terminated without cause and was therefore due amounts pursuant to his employment agreement. On March 10, 2009, HGI received an interim award from the arbitrator that awarded the former employee $1.3 million as a result of this arbitration. HGI appealed the award to the Eighth Judicial District Court and the Court overturned the Arbitrators award. The former employee has appealed that decision to the Nevada Supreme Court and there is a settlement conference scheduled for August 31, 2010, however, HGI fully recognized the award and approximately $0.2 million for legal fees in fiscal year 2008.

        HGI is a party to certain other claims, legal actions, and complaints arising in the ordinary course of business or asserted by way of defense or counterclaim in actions filed by HGI. Management believes that its defenses are substantial in each of these matters and that HGI's legal position can be successfully defended without material adverse effect on its consolidated financial statements.

Nevada Use Tax Refund Claims

        On March 27, 2008, the Nevada Supreme Court issued a decision in Sparks Nugget, Inc. vs. The State of Nevada Department of Taxation (the "Department"), holding that food purchased for subsequent use in the provision of complimentary and/or employee meals was exempt from both sales and use tax. On April 24, 2008, the Department filed a Petition for Rehearing (the "Petition") on the decision. On July 17, 2008, the Nevada Supreme Court denied the Department's Petition. HGI has been paying use tax on food purchased for subsequent use as complimentary and employee meals at HGI's Nevada casino properties and are in the process of quantifying the amount of HGI's potential refund, which HGI estimates to be approximately $1.8 million, excluding interest, from July 1, 2001 through January 1, 2008. Based on the denial of the petition, as of January 1, 2008, HGI no longer accrues for these taxes, but due to the uncertainty regarding the method for reimbursement to HGI of taxes paid to date, HGI will not record any gain from previous tax years until the tax refund is realized.

(This page has been left blank intentionally.)

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed consolidated financial statements are presented to give effect to:

  •
  the consummation of the Plan; and

  •
  the implementation of the Restructuring Transactions.

        The unaudited pro forma condensed consolidated balance sheet and statements of operations have been derived from Predecessors' financial statements included elsewhere in this registration statement. Preparation of the unaudited pro forma condensed consolidated financial statements is based on estimates and assumptions deemed appropriate by the Company's management which are set forth in the notes following the unaudited pro forma condensed consolidated financial statements.

        As of the Substantial Consummation Date, the Company will be required to adopt the "fresh start" provisions of Accounting Standards Codification ("ASC") 852-10-15 (pre codification—Statement of Position 90-7), as it relates to the Predecessors. Fresh start reporting generally requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity's reorganization value to its assets and liabilities pursuant to ASC 805-10 (pre codification—Statement of Financial Accounting Standards No. 141(R)), Business Combinations. Under fresh start reporting, a new reporting entity is deemed created, and all assets and liabilities are generally revalued to their fair values.

        The unaudited pro forma condensed consolidated balance sheet as of June 30, 2010 is presented as if the implementation of the Plan and the Restructuring Transactions had occurred on June 30, 2010. The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2010 and the fiscal year ended December 31, 2009 have been prepared as if the implementation of the Plan and the Restructuring Transactions had occurred on January 1, 2009.

        The allocation of the Predecessor's reorganization value to the assets and liabilities used in the pro forma condensed consolidated financial statements are based on preliminary estimates. The estimates and assumptions are subject to change upon the Substantial Consummation Date and completion of the Restructuring Transactions as well as the finalization of the valuations of Predecessor's assets and liabilities. Following the Substantial Consummation Date and completion of the Restructuring Transactions as well as the finalization of the valuations, the Company expects to make additional adjustments, and these valuations could change significantly from those used in the following unaudited pro forma condensed consolidated financial data.

        The pro forma information is unaudited and is not necessarily indicative of the results that actually would have occurred if the above transactions had been consummated as of the dates indicated above, nor does it purport to represent the financial position and results of operations for future periods. The pro forma adjustments are based upon currently available information and upon certain assumptions that the Company believes are reasonable. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Financial Information" and the Predecessors financial statements and related notes included elsewhere in this registration statement.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2010

	Predecessor Herbst Gaming, Inc.	Restructuring Transactions			Pro Forma Herbst Gaming, LLC
	(in thousands)
Assets
Current Assets
Cash and cash equivalents	$114,206	$(14,206)	(3a	)	$100,000
Accounts receivable, net	2,887	1,083	(3d	)	3,970
Notes and loans receivable	608	—			608
Prepaid expenses	15,539	—			15,539
Inventory	4,352	—			4,352

Total current assets	137,592	(13,123)			124,469
Property and equipment, net	508,746	(232,335)	(3e	)	276,411
Lease acquisition costs, net	11,602	(3,217)	(3f	)	8,385
Due from related parties	1,083	(1,083)	(3d	)	—
Other assets, net	6,466	(807)	(3f	)	5,659
Intangibles	201,595	(34,917)	(3e	)	166,678
Goodwill	3,255	(3,255)	(3g	)	—

Total assets	$870,339	$288,737			$581,602

Liabilities and stockholders' equity
Current liabilities
Current portion of long-term debt	$—	$—			$—
Accounts payable	13,602	—			13,602
Accrued expenses	24,054	—			24,054

Total current liabilities	37,656	—			37,656
Long-term debt, less current portion	—	350,000	(3b	)	350,000
Other liabilities	2,983	(2,367)	(3f	)	616
Liabilities subject to compromise	1,204,289	(1,204,289)	(3b	)
Stockholders' equity
Common stock (no par value; 2,500 shares authorized; 300 shares issued and outstanding)	2,368	(2,368)	(3c	)	—
Additional paid-in capital	1,631	(1,631)	(3c	)	—
Members capital	—	193,330	(3b	)	193,330
Retained earnings	(378,588)	378,588	(3c	)	—

Total stockholder's equity	(374,589)	567,919			193,330

Total liabilities and stockholders' equity	$870,339	$288,737			$581,602

UNAUDITED PRO FORMA

CONDENSED COSOLIDATED STATEMENT OF OPERATIONS

TWELVE MONTHS ENDED DECEMBER 31, 2009

	Predecessor Herbst Gaming, Inc.	Restructuring Transactions			Pro Forma As Herbst Gaming, LLC
	(in thousands)
Revenues
Route Operations	$200,637	$—			$200,637
Casino Operations	451,429	—			451,529
Other	86,285	—			86,285

Total revenues	738,351	—			738,351
Less promotional allowances	(69,788)	—			(69,788)

Net Revenues	668,563	—			668,563
Costs and expenses
Route operations	182,734	400	(3j	)	183,134
Casino operations	328,062	—			328,062
Other operations	67,333	—			67,333
General and administrative	18,913	(2,076)	(3h	)	16,837
Depreciation and amortization	55,426	(32,856)	(3e	)	22,570
Restructuring	9,814	(9,814)	(3h	)	—
Impairment of assets	7,192	(7,192)	(3k	)	—

Total costs and expenses	669,474	(51,538)			617,936

Income from operations	(911)	51,538			50,627
Other income (expense)
Interest expense, net of capitalized interest	(29,530)	(5,470)	(3i	)	(35,000)
Reorganization items	(29,810)	29,810	(3h	)	—
Interest income	161	—			161

Total other income (expense)	(59,179)	24,340			(34,839)

Net income (loss)	$(60,090)	$75,878			$15,788

UNAUDITED PRO FORMA

CONDENSED COSOLIDATED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2010

	Predecessor Herbst Gaming, Inc.	Restructuring Transactions			Pro Forma Herbst Gaming, LLC
	(in thousands)
Revenues
Route Operations	$94,815	$—			$94,815
Casino Operations	214,958	—			214,958
Other	45,956	—			45,956

Total revenues	355,729	—			355,729
Less promotional allowances	(31,845)	—			(31,845)

Net Revenues	323,884	—			323,884
Costs and expenses
Route operations	89,889	200	(3j	)	90,089
Casino operations	146,149	—			146,149
Other operations	35,699	—			35,699
General and administrative	10,197	(1,038)	(3h	)	9,159
Depreciation and amortization	25,673	(14,388)	(3e	)	11,285

Total costs and expenses	307,607	(15,226)			292,381

Income from operations	16,277	15,226			31,503
Other income (expense)
Interest expense, net of capitalized interest	(21)	(17,479)	(3i	)	(17,500)
Reorganization items	(2,659)	2,659	(3h	)	—
Interest income	59	—			59

Total other income (expense)	(2,621)	(14,820)			(17,441)

Net income (loss)	$13,656	$406			$14,062

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF TRANSACTIONS

  Implementation of Predecessor's Plan of Reorganization and Emergence from Bankruptcy

        On July 22, 2009, Predecessors filed with the Bankruptcy Court an amended joint plan of reorganization. On January 22, 2010, the Bankruptcy Court issued an Amended Order Confirming Debtors' First Amended Joint Plan of Reorganization (the "Order"), confirming the amended joint plan of reorganization, as modified by the Findings of Fact and Conclusions of Law in Support of Order Confirming Debtors' First Amended Joint Plan of Reorganization (the "Findings of Fact") entered contemporaneously with the Order (the amended joint plan of reorganization as modified by the Findings of Fact, the "Plan"). The Plan became effective on February 5, 2010 (the "Effective Date"), but will not be fully implemented until the Substantial Consummation Date (as defined below).

        Upon the Substantial Consummation Date, (i) we will acquire substantially all of the assets of Predecessors in consideration for $350.0 million in aggregate principal amount of senior secured loans (the "Senior Secured Loans") and the issuance to HGI of all of our membership interests (the "Common Units"), (ii) the Senior Secured Loans and Common Units will be distributed by HGI to its lenders ("Lenders") under its $860.0 million senior credit facility (the "HGI Credit Facility") on a pro rata basis in accordance with the Plan, (iii) the HGI Credit Facility and all outstanding obligations under Predecessors' $160.0 million of aggregate principal amount of 8.125% senior subordinated notes (the "8.125% Notes") and $170.0 million of aggregate principal amount of 7% senior subordinated notes (the "7% Notes", together with the 8.125% Notes, the "Subordinated Notes") will be terminated and (iv) 100% of the existing equity in HGI will be cancelled (clauses (i) through (iv) referred to herein as the "Restructuring"). The Plan generally will be fully implemented on the third business day following the satisfaction or waiver of all conditions to substantial consummation of the Plan (the "Substantial Consummation Date"), which are described below.

        The Plan will not be fully implemented until the Substantial Consummation Date. The Substantial Consummation Date will not occur until the Restructuring and the individuals proposed as officers, directors and key employees of the Company have received all requisite governmental and regulatory approvals. The applications of the Company, as well as the equity holders of the Company and their principals, have been filed with the gaming authorities in Nevada, Missouri and Iowa, and the applications of directors, officers and key employees required to submit to licensing have been filed in those jurisdictions. The licensing process is expected to be completed in the fourth quarter of 2010.

        The Substantial Consummation Date is also subject to the satisfaction or waiver of the following conditions: (i) none of Predecessors or the Lenders shall be in material breach of the Plan; (ii) the Bankruptcy Court shall have authorized the assumption and rejection of certain contracts of Predecessors and (iii) all documents necessary to implement the transactions contemplated by the Plan shall be in form and substance reasonably acceptable to the reorganized company and the Requisite Lenders. The Company currently expects that the Substantial Consummation Date will occur in the fourth quarter of 2010, although the Company cannot assure you that the required regulatory approvals will be obtained or that all conditions to the Substantial Consummation Date will be satisfied by that date, or at all, or that Predecessors will be successful in implementing the Restructuring in the form contemplated by the Plan or at all. The Plan provides that the Substantial Consummation Date must occur no later than February 5, 2011, the first anniversary of the Effective Date, unless extended by mutual agreement of Predecessors and the Requisite Lenders. The Lenders that are party to the Amended and Restated Lockup Agreement dated June 29, 2009 (the "Lockup Agreement") with Predecessors holding at least two-thirds in amount of the HGI Credit Facility claims held by all of the

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. DESCRIPTION OF TRANSACTIONS (Continued)

Lenders that are party to the Lockup Agreement are referred to collectively in this Registration Statement as the "Requisite Lenders." In the event that the Substantial Consummation Date does not occur by February 5, 2011, or such later date as may be agreed to by Predecessors and the Requisite Lenders, the confirmation of the Plan would be vacated and all claims (except for allowed priority claims, certain allowed secured claims unrelated to the Lenders or the Subordinated Notes, and allowed general unsecured claims) would be restored as though the Effective Date had never occurred.

2. BASIS OF PRESENTATION

        As of the Substantial Consummation Date, the Company will be required to adopt the "fresh start" provisions of Accounting Standards Codification ("ASC") 852-10-15, as it relates to the Predecessors. Fresh start reporting requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity's reorganization value to its assets and liabilities pursuant to ASC 805-10 (pre codification—Statement of Financial Accounting Standards No. 141(R), Business Combinations). Under fresh start reporting, a new reporting entity is deemed created, and all assets and liabilities are revalued to their fair values. A fair value assessment of Predecessors' assets and liabilities is currently in process and will result in amounts different from those reported on the unaudited pro forma balance sheet. In addition, the guidance provides that to the extent the reorganization value of a company upon emergence from Chapter 11 is less than or greater than the fair value of its net assets and liabilities, a gain or loss, respectively, would be reported upon emergence.

        The Restructuring Transactions will be accounted for using the acquisition method of accounting. The determination of the enterprise value that will be used as of the Substantial Consummation Date and the purchase accounting allocations will be finalized at a later date and will depend on a number of factors, including the final valuation of the tangible and identifiable intangible assets acquired and liabilities assumed. An independent third-party appraiser will perform a valuation of these assets as of the Substantial Consummation Date, and upon completion of the valuation, a final allocation will be determined.

3. PRO FORMA ADJUSTMENTS

        As set forth in the disclosure statement relating to the Plan as confirmed by the Bankruptcy Court on January 22, 2010, the enterprise value of the Predecessors was estimated to be in the range of $500 million to $600 million. The Predecessors' enterprise value was estimated using various valuation methods, including (i) a comparison of the Predecessors and their projected performance to the market values of comparable companies; and (ii) a calculation of the present value of the future cash flows of the Predecessors based on financial projections. The Company concluded that $543.3 million, an approximate mid-point of the enterprise value, should be used as the Predecessor's reorganization value for purposes of preparing the accompanying unaudited pro forma condensed consolidated financial statements as it most closely approximates fair value. The reorganization value of $543.3 million does not necessarily reflect the price that would be paid for these assets in a transaction involving a willing seller and buyer, with each party possessing full information regarding the Company and with neither party being under any compulsion to buy or sell.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. PRO FORMA ADJUSTMENTS (Continued)

        Based upon the enterprise value of $543.3 million, the Company's preliminary allocation of the fair value of assets and liabilities is as follows (in thousands):

Fair value of assets and liabilities upon emergence:
Current assets	$124,469
Property and equipment	276,411
Lease acquisition costs	8,385
Intangible assets	166,678
Other non current assets	5,659
Current liabilities	(37,656)
Other noncurrent liabilities	(616)

Enterprise Value	$543,330

        The Company's preliminary allocation of enterprise value indicates that the fair value of net assets upon emergence is equal to the enterprise value of $543.3 million.

        (a)   Reflects the anticipated adequate protection payment prior to the Substantial Consummation Date as provided by the Plan

        (b)   Reflects the $350 million senior secured loans and 100% of the Common Units in the Company in exchange for the discharge of the HGI Credit Facility and the elimination of the Predecessor's liabilities subject to compromise in accordance with the Plan.

        (c)   Reflects the elimination of HGI's equity in accordance with the Plan.

        (d)   Reflects the reclassification of related party receivables upon the Substantial Consummation Date.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. PRO FORMA ADJUSTMENTS (Continued)

        (e)   To reflect the preliminary estimated fair values of property and equipment in connection with fresh start reporting. The following table sets forth the aggregate pro forma adjustments based on the Company's preliminary estimated valuation (in thousands):

	Predecessor Net Book Value	Restructuring Transactions	Estimated Fair Value	Useful life	Annual Expense	6 Months Expense
				(years)
Property and equipment:
Land	$36,930	$(10,295)	$26,635	—	$—	$—
Building and improvements	396,600	(222,040)	173,560	30	5,819	2,909
Riverboats and barges	7,814	—	7,814	10	780	390
Leasehold improvements	1,669	—	1,669	15	111	56
Furniture, fixtures and equipment	59,823	—	59,823	7	8,546	4,273
Software	3,483	—	3,483	3	1,162	581
Construction in progress	2,427	—	2,427	—	—	—

Total Property and equipment	$508,746	$(232,335)	$276,411		$16,418	$8,209

Intangible assets:
Trade name	$40,459	$(15,634)	$24,825	Indefinite	—	—
Gaming licenses	144,300	(50,691)	93,609	Indefinite	—	—
Customer list	16,362	31,882	48,244	7.8	6,152	3,076
Other	474	(474)	—	—	—	—
Total intangible assets	201,595	(34,917)	166,678		6,152	3,076

Total	$710,341	$(42,749)	$443,089		$22,570	$11,285

        (f)    Reflects the adjustment between net book value and fair value under fresh start accounting.

        (g)   Reflects the elimination of Predecessors' goodwill.

        (h)   Reflects the elimination of non-recurring expense items from the Predecessors' for salaries to shareholders, reorganization items, and pre-petition restructuring expense.

        (i)    Reflects the elimination of interest under the HGI Credit Facility and the Subordinated Notes and inclusion of interest on new $350 million Senior Secured Loans at 10% interest.

        (j)    Reflects the additional lease expense to "straight-line" the expense over the remaining life of related leases resulting from resetting deferred rent liability to zero in accordance with fresh start accounting.

        (k)   Reflects adjustment between net book value and fair value under fresh start accounting.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2010

HERBST GAMING, LLC
By:	/s/ DAVID ROSS
	Name:	David Ross
	Title:	Manager